EXECUTION VERSION

HARVEST OPERATIONS CORP.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREAFTER BECOME LENDERS
UNDER THIS AGREEMENT

with

CANADIAN IMPERIAL BANK OF COMMERCE

as Sole Bookrunner

 - and -

CANADIAN IMPERIAL BANK OF COMMERCE and HSBC BANK
CANADA

as Co-Lead Arrangers

- and –

HSBC BANK CANADA and BANK OF AMERICA, N.A.,
CANADA BRANCH

as Co-Syndication Agents

- and –

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH,
THE BANK OF NOVA SCOTIA and CITIBANK, N.A.,
CANADIAN BRANCH

as Co-Documentation Agents

February 24, 2017

THIRD AMENDED AND RESTATED
CREDIT AGREEMENT

(continued)

(continued)

(continued)

(continued)

THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made effective February 24, 2017,

AMONG:

HARVEST OPERATIONS CORP.,
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREAFTER BECOME LENDERS
UNDER THIS AGREEMENT

PREAMBLE

WHEREAS the Borrower, the Agent and certain of the Lenders are parties to a second amended and restated credit agreement dated April 22, 2015, as amended from time to time to the date hereof (the "Original Credit Agreement");

AND WHEREAS the Borrower has requested and the Lenders have agreed to amend and restate the Original Credit Agreement on the terms and conditions and for the purposes set out in this Agreement;

AND WHEREAS CIBC has agreed to act as Agent for the Lenders on the terms and conditions and for the purposes set out in this Agreement.

AGREEMENT

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1     Definitions. Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule A, unless otherwise defined in any of the Documents.

1.2     Headings. Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3     Subdivisions. Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision of “this Agreement” is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4     Number. Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5     Statutes, Regulations and Rules. Any reference in any of the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6     Monetary References/Fiscal Period. Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars. Each reference herein to a fiscal year or fiscal quarter shall be to a fiscal year or fiscal quarter, as applicable, of the Borrower, unless otherwise noted.

1.7     Time. Time will be of the essence of the Documents.

1.8     Governing Law. The Documents (other than the KNOC Guarantee) will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time. The KNOC Guarantee will be governed by and construed in accordance with the Laws in force in the Republic of Korea from time to time.

1.9     Enurement. The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10     Amendments. No Document may be amended orally and, subject to Sections 1.11(a), 21.16 and 22.1(f) any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11     No Waiver.

(a)

Subject to Sections 1.11(c) and 21.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)

The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)

Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12     Severability. If the whole or any portion of the Documents or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13     Inconsistency. To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14     Accounting Terms and Principles.

(a)

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP.

(b)	If:

(i)	there occurs a material change in GAAP; or

(ii)	the Borrower or any of the Material Subsidiaries adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and the above change would require disclosure under GAAP in the consolidated financial statements of the Borrower and would cause an amount required to be determined for the purposes of any financial term used in this Agreement (a “Financial Covenant/Term”) to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year's financial statements in accordance with GAAP and state whether the Borrower desires to revise the method of calculating such Financial Covenant/Term (including the revision of any of the defined terms used in the determination of such Financial Covenant/Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant/Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant/Term. The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 90 days of the end of such period.

(c)

If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating one or more of the Financial Covenant/Terms, the Majority Lenders may within 30 days of receipt of the Accounting Change Notice, notify the Borrower that they wish to revise the method of calculating one or more of the Financial Covenant/Terms in the manner described above.

(d)

If either the Borrower or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the Financial Covenant/Terms, the Borrower and the Majority Lenders shall in good faith attempt to agree on a revised method of calculating the Financial Covenant/Terms. If, however, within 30 days of the foregoing notice by the Borrower or the Majority Lenders of their desire to revise the method of calculating one or more of the Financial Covenant/Terms, the Borrower and the Majority Lenders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenant/Terms in respect of an Accounting Change is given by either the Borrower or the Majority Lenders within the applicable time period described above, the method of calculating the Financial Covenant/Terms shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenant/Terms shall be determined after giving effect to such Accounting Change.

(e)

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenant/Terms, and subsequently, as provided above, the method of calculating one or more of the Financial Covenant/Terms is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenant/Terms are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate. Any Default or Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.14 shall be deemed to have never occurred.

1.15     Schedules. The following are the Schedules which form part of this Agreement:

Schedule A:	Definitions
Schedule B:	Lenders and Individual Commitment Amounts
Schedule C:	Form of Compliance Certificate
Schedule D:	Form of Notice of Drawdown
Schedule E:	Form of Notice of Rollover/Notice of Conversion/Notice of Repayment
Schedule F:	Form of Demand Debenture
Schedule G:	Form of Debenture Pledge Agreement
Schedule H:	Form of Affiliate Subordination Agreement
Schedule I:	Form of Material Subsidiary Guarantee
Schedule J:	Disclosure Regarding the Borrower and its Subsidiaries
Schedule K:	Form of Designation of Material Subsidiaries
Schedule L:	[Intentionally Deleted]
Schedule M:	Form of Assignment
Schedule N:	[Intentionally Deleted]
Schedule O:	Existing Security
Schedule P:	Form of Monthly Report Regarding Secured Obligations

1.16     Amendment and Restatement. Effective as of the Effective Time, the Original Credit Agreement is hereby amended and restated as set forth herein without in any way affecting the rights or obligations of any Party which may have accrued as of the date hereof pursuant to the provisions of the Original Credit Agreement prior to the Effective Time, and the Original Credit Agreement, as so amended and restated, is hereby ratified and confirmed. Promptly after the Effective Time, the Lenders shall make all such payments and other adjustments as may be reasonably requested by the Administrative Agent in order to ensure that such Lender is thereafter owed its proportionate share of the Aggregate Principal Amount. Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Original Credit Agreement and all of the Claims arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the Effective Time shall continue, survive and shall not be merged in the execution of this Agreement or any other Documents or any advance or provision of any Advance hereunder.

ARTICLE 2
CREDIT FACILITY

2.1     The Credit Facility. Subject to the terms and conditions hereof and effective as of the Effective Time, the Lenders hereby establish the Credit Facility in favour of the Borrower in the Aggregate Commitment Amount set forth in Schedule B, which may be drawn by the Borrower in Canadian Dollars (or the Canadian Dollar Exchange Equivalent thereof) in U.S. Dollars, or any combination thereof. The Individual Commitment Amount of each Lender is set out in Schedule B. The Borrower may borrow, repay and re-borrow any amount of the Individual Commitment Amount of each Lender based on such Lender's Rateable Portion.

2.2     Extension of Credit Facility Termination Date.

(a)

Notice by Borrower. Subject to Section 2.2(f), the Borrower may, at its option, request that the then existing Credit Facility Termination Date of those Lenders which are not then Non-Extending Lenders be extended for extension periods of one, two or three years (an “Extension”) by sending an extension request (an “Extension Request”) to the Agent at any time during any calendar year (each a “Request Period”), provided that no more than one Extension Request may be made in any calendar year and the Credit Facility Termination Date shall not be extended beyond three years from the date of the applicable Extension Notice. The Agent will promptly after receipt thereof provide a copy of the Extension Request to each of the Lenders which is not then a Non-Extending Lender.

(b)

Extending and Non-Extending Lenders. Each Lender which has not previously become a Non-Extending Lender, may in its sole discretion, pursuant to an Extension Request, elect to extend the current Credit Facility Termination Date with respect to its Individual Commitment Amount, subject however to such conditions and amendments respecting the Credit Facility, if any, as the Extending Lenders unanimously agree upon and are acceptable to the Borrower. Each such Lender will make its election by notice to the Agent within 30 days after the date of the Extension Request (the “Election Period”). Each Lender which grants an Extension is referred to herein as an “Extending Lender”, and each Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a “Non-Extending Lender”. For certainty, a Non-Extending Lender may, in its sole and unfettered discretion, elect to become an Extending Lender during any future Election Period by providing written notice of such election to the Agent and the Borrower, provided that the Borrower accepts such election by written notice to such Non-Extending Lender and the Agent.

(c)

No Extension. No Extension shall occur unless those Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 66⅔% of the aggregate Individual Commitment Amounts of all Lenders who are not Non- Extending Lenders at the time of such Extension Request. If an Extension is not requested during a Request Period or a requested Extension is not granted by the requisite percentage of Lenders, the then current Credit Facility Termination Date of a Lender will, subject to Section 2.2(e), continue for such Lender and such Lender's Individual Commitment Amount will remain available for Drawdown in accordance with Section 2.1 until its Credit Facility Termination Date; provided that, unless a Lender has previously become a Non-Extending Lender, the Borrower may again make an Extension Request to such Lender during any subsequent Request Period in accordance with Section 2.2(a).

(d)

Extension Notice. Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Lenders with respect to its Extension Request (the “Extension Notice”). The Extension Notice will identify the Extending Lenders and Non-Extending Lenders, the term of the Extension, if granted, and a list of the conditions or amendments, if any, respecting the Credit Facility as the Extending Lenders have unanimously agreed upon as a condition to the granting of the Extension. The Borrower will, within 20 days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Extending Lenders respecting the Credit Facility. If the Borrower accepts all such conditions or amendments requested by the Extending Lenders, the Credit Facility Termination Date with respect to the Extending Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and subject to Section 2.2(e), the Credit Facility Termination Date with respect to the Non-Extending Lenders shall not be extended. If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Credit Facility Termination Date will not be extended as herein provided and will continue until the Credit Facility Termination Date with each Lenders' Individual Commitment Amount remaining available for Drawdown until the Credit Facility Termination Date; provided that the Borrower may again make an Extension Request during any subsequent Request Period in accordance with Section 2.2(a) .

(e)

Replacement of Non-Extending Lender. Notwithstanding Section 2.5, and provided that Lenders representing more than 66⅔% of the aggregate Individual Commitment Amounts of all Extending Lenders have elected to grant an Extension, the Borrower will be entitled to exercise one or more of the following options, with respect to any Lender who has become a Non-Extending Lender, prior to the Credit Facility Termination Date applicable to such Non-Extending Lender:

(i)

provided that no Default or Event of Default has occurred and is continuing, the Borrower may repay all (or part if the entire remaining portion of the applicable Individual Commitment Amount is replaced in accordance with clause (ii) below) of the Principal Amount owing to such Lender, together with all accrued but unpaid interest and fees thereon and any breakage costs determined in accordance with Section 8.2, provided that a Bankers' Acceptance will not be prepaid prior to its Maturity Date (except the Borrower may provide Escrow Funds therefor in accordance with Section 18.5), and upon such payment such Lender's Individual Commitment Amount (or the applicable part thereof) will be permanently cancelled; or

(ii)

the Borrower may replace the Non-Extending Lender with another financial institution acceptable to the Agent, the Fronting Lender and the Swingline Lender, each acting reasonably, who purchases such Lender's entire or remaining Individual Commitment Amount in accordance with Section 20.2.

(f)	Conditions Regarding Extension Request. The Borrower may only make an Extension Request if such Extension Request includes the following:

(i)	a certification from the Borrower that no Default or Event of Default has occurred and is continuing; and

(ii)

a confirmation from KNOC that the termination date specified in Clause 12(c) of the KNOC Guarantee will be extended to at least the requested Credit Facility Termination Date if such Extension Request is approved by the Lenders.

2.3     Maturity Date. The Borrower will not be entitled to request a Borrowing from a Lender which has a Maturity Date after the Credit Facility Termination Date applicable to such Lender. If, at any time, there are Lenders with different Credit Facility Termination Dates, all Lenders will share in Borrowings on the basis of their Rateable Portions except to the extent that a requested Borrowing has a Maturity Date after the Credit Facility Termination Date of a Lender, in which case only those Lenders with a Credit Facility Termination Date later than the Maturity Date of the requested Borrowing will be required to participate in providing such Borrowing and the Borrower may request a similar Borrowing to the extent permitted hereunder from the other Lenders with a Maturity Date occurring on or before the Credit Facility Termination Date of such Lenders. Each such determination by the Agent shall be prima facie evidence of such rateable portion or share.

2.4     Mandatory Repayment of Credit Facility.

(a)

Within five (5) Banking Days after the closing and funding of the BlackGold Disposition, the Borrower shall prepay all or part of the Aggregate Principal Amount in an amount equal to the lesser of the Aggregate Principal Amount and the net cash proceeds (after taking into account legal, accounting, investment banking, tax and other fees and reserves related thereto) received by any Harvest Party from the BlackGold Disposition; provided that:

(i)	any Bankers’ Acceptances and LIBOR Based Loans shall be excluded from such prepayment requirement until five (5) Banking Days after their respective Maturity Dates;

(ii)	any unexpired Letters of Credit shall be excluded from such prepayment requirement; and

(iii)	any such prepayment shall be non-permanent and shall not reduce any Individual Commitment Amount or the Aggregate Commitment Amount.

(b)

The Principal Amount owing to a Lender, if any, on the Credit Facility Termination Date of such Lender will be paid by the Borrower to the Agent on behalf of such Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Lender, if any, on such date.

2.5     General Right to Prepay and Cancel. Subject to Section 2.2(e) and Section 8.2 and with the same notice required when the Borrowing to be prepaid was made, the Borrower may at any time prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount, except that a Bankers' Acceptance shall not be prepaid prior to its Maturity Date (except the Borrower may provide Escrow Funds therefor in accordance with Section 18.5) and an unexpired Letter of Credit shall not be prepaid prior to its Maturity Date (except by the return thereof to the Agent for cancellation or providing Escrow Funds therefor in accordance with Section 18.5) . Subject to the preceding sentence and Section 2.2(e), the Borrower may also at any time, upon the Borrower giving the Agent not less than 5 Banking Days prior notice, cancel in whole or in part any undrawn portion of the Aggregate Commitment Amount, provided that any such cancellation of such Aggregate Commitment Amount will be made pro-rata to all Lenders on the basis of each such Lender's Rateable Portion and will result in a permanent reduction of the Aggregate Commitment Amount.

2.6     Payments to Agent. Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

2.7     Use of Proceeds. The Borrower will be entitled, subject to Section 6.3, to use Advances for it and its Subsidiaries general corporate purposes, including the financing of acquisitions and the refinancing of the Original Credit Agreement; provided that no part of the proceeds of the Credit Facility will be used, directly or indirectly:

(a)

for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any AML Legislation or the United States Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti- corruption Laws; or

(b)

to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Economic Sanctions or in any other manner that would result in a violation of Economic Sanctions by any Person.

2.8     Swingline Advances.

(a)	Availability. Notwithstanding Sections 5.2, 5.4, 5.6 and 21.2(a), the Borrower may obtain Swingline Advances in the following manner:

(i)

in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans, on an overdraft basis or by delivering a duly executed Notice of Drawdown to the Swingline Lender (with a copy to the Agent) not later than 11:00 a.m. (Calgary time) on the proposed Drawdown Date;

(ii)

in the case of Bankers' Acceptances, by delivering a duly executed Notice of Drawdown to the Swingline Lender (with a copy to the Agent) not later than 11:00 a.m. (Toronto time) on the proposed Drawdown Date; and

(iii)

in the case of Letters of Credit, by delivering a duly executed Notice of Drawdown to the Swingline Lender at least 3 Banking Days prior to the proposed Drawdown Date (or such shorter or longer period as may be determined by the Swingline Lender, acting reasonably).

Swingline Advances shall be made solely by the Swingline Lender, without assignment to or participation by other Lenders (except as provided in this Section 2.8) . The making of each Swingline Advance shall constitute a Drawdown hereunder and shall reduce the availability of the Credit Facility by the Principal Amount of such Swingline Advance.

(b)

Individual Limits. Subject to Section 5.7, at no time shall: (i) the aggregate Principal Amount of all Swingline Borrowings owing to the Swingline Lender exceed $50,000,000 (or the Canadian Dollar Exchange Equivalent thereof) or (ii) the aggregate Principal Amount of all Swingline Borrowings owing to the Swingline Lender plus such Lender's Rateable Portion of the Aggregate Principal Amount of all Syndicated Borrowings exceed such Lender's Individual Commitment Amount; provided that the Agent shall adjust the Swingline Lender's Rateable Portion of Syndicated Borrowings in accordance with its customary practice if and to the extent required to ensure that, subject to Section 2.8(c), any undrawn availability of Swingline Borrowings is capable of being fully drawn.

(c)

Aggregate Limit. Subject to Section 5.7, at no time shall the aggregate Principal Amount of all Swingline Borrowings plus the Aggregate Principal Amount of all Syndicated Borrowings exceed the Aggregate Commitment Amount.

(d)

Repayment. Each Swingline Borrowing (other than a Letter of Credit) shall be repaid by the Borrower (or Converted into a Syndicated Borrowing in accordance with Section 2.8(h)) within 30 days after the relevant Drawdown Date (in the case of a Canadian Prime Rate Loan or a U.S. Base Rate Loan) or on the maturity date (not to exceed 30 days after the relevant Drawdown Date) selected by the Borrower in the Notice of Drawdown requesting such Swingline Borrowing (in the case of Bankers' Acceptances). The Borrower shall provide the Swingline Lender (with a copy to the Agent) with a duly executed Notice of Repayment, Notice of Rollover or Notice of Conversion, as applicable, at least 1 Banking Day prior to the date of any such requested Repayment, Rollover or Conversion, as applicable. No Swingline Borrowing may be Rolled Over or Converted except for Conversions into Syndicated Borrowings in accordance with Section 2.8(h).

(e)

Mandatory Repayment. If the Borrower requests a Syndicated Borrowing and the Swingline Lender's Rateable Portion of such Syndicated Borrowing would cause its Rateable Portion of all Syndicated Borrowings then outstanding together with the aggregate Principal Amount of all Swingline Borrowings to exceed the Swingline Lender's Individual Commitment Amount, then the Borrower shall be required to repay such Swingline Borrowings (or to Convert such Swingline Borrowings into a Syndicated Borrowing in accordance with Section 2.8(h)) to the extent of such excess on or before the requested date of such Syndicated Borrowing.

(f)

Prepayments. The Borrower may make prepayments of Swingline Borrowings at any time and from time to time in accordance with Section 2.8(d); provided that: (i) any Swingline Borrowing by way of Bankers' Acceptances cannot be prepaid, and (ii) any Swingline Borrowing by way of Letter of Credit may only be prepaid if such Letter of Credit is returned to the Swingline Lender for cancellation, collateralized in accordance with Section 18.5 or converted into a Syndicated Borrowing in accordance with Section 2.8(h).

(g)

Sole Account. All interest payments, acceptance fees and principal repayment of or in respect of Swingline Borrowings shall be solely for the account of the Swingline Lender. Subject to Section 2.8(h), all costs and expenses relating to the Swingline Borrowings shall be solely for the account of the Swingline Lender.

(h)

Conversion to Syndicated Borrowings. Notwithstanding anything to the contrary herein contained, (i) at any time at the option of the Borrower or (ii) if an Event of Default occurs or any Swingline Borrowing is not repaid on its Maturity Date, then the Borrower (in the case of (i) above) shall give notice to the Swingline Lender and the Agent or the Swingline Lender (in the case of (ii) above) shall give notice to the Borrower and the Agent (which notice shall in each case direct a Conversion of such Swingline Borrowing into a Syndicated Borrowing and shall specify the particulars of such Swingline Borrowing), and the Agent shall forthwith provide a copy of such notice to the other Lenders and, effective on the day of notice to that effect to such other Lenders from the Borrower or the Swingline Lender, the Borrower shall be deemed to have requested a Conversion of such Swingline Borrowing into an amount of Syndicated Borrowings, in the same type of Borrowing as the relevant Swingline Borrowing, sufficient to repay the relevant Swingline Borrowing and accrued and unpaid interest in respect thereof. Subject to the same notice period set out in Section 5.2, and excluding any Swingline LCs which are to be Converted into Fronted LCs, such other Lenders shall disburse to the Agent for payment to the Swingline Lender their respective Rateable Portions of such amounts and such amounts shall thereupon be deemed to have been advanced by such other Lenders to the Borrower and to constitute Syndicated Borrowings by way of Canadian Prime Rate Loans (if the relevant Swingline Borrowing was denominated in Cdn. Dollars) or U.S. Base Rate Loans (if the relevant Swingline Borrowing was denominated in U.S. Dollars). Such Syndicated Borrowings shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swingline Borrowings.

(i)

Unconditional Obligation. For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to disburse to the Agent for payment to the Swingline Lender their respective Rateable Portions of any Syndicated Borrowings contemplated by Section 2.8(h) regardless of:

(i)	whether a Default or Event of Default has occurred or is then continuing or whether any other condition in Article 6 is met;

(ii)	whether or not the Borrower has, in fact, actually requested such Conversion (by delivery of a Notice of Conversion or otherwise); and

(iii)	whether or not the obligations of the Lenders to make Advances has terminated.

(j)

Continuing Obligations. Notwithstanding that any Lender may assign its rights and obligations under this Agreement, the obligations in this Section 2.8 in respect of any Swingline Advance(s) which are outstanding at the time of such assignment shall continue as obligations of the Persons who were Lenders at the time each such Swingline Advance was made, unless the Swingline Lender specifically consents to such assignment.

2.9     Existing Borrowings under Original Credit Agreement.

(a)

Existing LCs. At the Effective Time, each Existing LC that was a "Fronted LC" under and as defined in the Original Credit Agreement shall be deemed to be outstanding as a Fronted LC issued at the request of the Borrower hereunder and each Existing LC that was a "Swingline LC" under and as defined in the Original Credit Agreement shall be deemed to be a Swingline LC issued at the request of the Borrower herunder.

(b)

Other Existing Advances. At the Effective Time, each outstanding Advance (other than Existing LCs) shall be deemed to be outstanding as an Advance hereunder and each Lender agrees to make such adjustments thereto as may be required in order to reflect the new Rateable Portions (as determined by the Agent in accordance with its customary practice).

ARTICLE 3
ADVANCES

3.1     Types of Borrowing. The Borrower may from time to time obtain all or one or more of the following types of Borrowings (unless expressly indicated otherwise):

(a)	Canadian Dollar Advances. For Advances in Canadian Dollars:

(i)	Canadian Prime Rate Loans in minimum amounts of not less than $10,000,000 and in multiples of $100,000 (except no such minimum shall apply to Swingline Advances);

(ii)	Bankers' Acceptances; and

(iii)	Letters of Credit.

(b)	U.S. Dollar Advances. For Advances in U.S. Dollars:

(i)	U.S. Base Rate Loans in minimum amounts of not less than U.S. $10,000,000 and in multiples of U.S. $100,000 (except no such minimum shall apply to Swingline Advances);

(ii)	LIBOR Based Loans; and

(iii)	Letters of Credit.

3.2     Interest and Fees.

(a)

Canadian Prime Rate Loans. Each Advance of a Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the Applicable Margin for Canadian Prime Rate Loans.

(b)	U.S. Base Rate Loans. Each Advance of a U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the Applicable Margin for U.S. Base Rate Loans.

(c)	LIBOR Based Loans. Each Advance of a LIBOR Based Loan will bear interest ata rate per annum equal to LIBOR plus the Applicable Margin for LIBOR Based Loans.

(d)

Stamping Fee on Bankers' Acceptances. For each Advance by way of a Bankers' Acceptance, the stamping fee (“Stamping Fee”) payable by the Borrower will be a per annum rate, calculated on the Face Amount of the Bankers' Acceptance and adjusted for the term to maturity, and will be the Applicable Margin for Bankers' Acceptances.

(e)

Issuance Fee for Financial Letters of Credit. For each Financial Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the Face Amount of such Financial Letter of Credit and the term thereof, such Issuance Fee to be equal to the Applicable Margin for Financial Letters of Credit.

(f)

Issuance Fee for Performance Letters of Credit. For each Performance Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the Face Amount of such Performance Letter of Credit and the term thereof, such Issuance Fee to be equal to 66⅔% of the Applicable Margin for Financial Letters of Credit.

(g)	Applicable Margin. The Applicable Margin will be the percentage rate per annum set forth below opposite the applicable KNOC Debt Rating:

		Canadian	LIBOR Based
		Prime Rate	Loans/Stamping
		Loans/U.S.	Fee/Financial
	KNOC Debt	Base Rate	Letters of	Standby Fee
Level	Rating	Loans (in bp)	Credit (in bp)	(in bp)
1	≥AA+ / Aa1	0	80	16
2	AA / Aa2	0	90	18
3	AA - / Aa3	0	100	20
4	A+ / A1	10	110	22
5	≤ A / A2 or unrated	20	120	24

* Note: The Applicable Margin for BA Equivalent Advances will be determined in accordance with Section 9.4.

In the case of a split rating, the Applicable Margin will be based on the lower of the two ratings (if there is only one level of difference) or the average of the applicable levels (if there is more than one level of difference).

(h)

Change in Applicable Margin Due to Change in KNOC Debt Rating. Any change in the Applicable Margin which results from a change in the KNOC Debt Rating will become effective immediately upon such change in the KNOC Debt Rating; provided that the Applicable Margin for Bankers' Acceptances which are outstanding on the effective date of any change in the Applicable Margin will not change until the maturity date of such Bankers' Acceptances.

(i)

Change in Applicable Margin Due to Event of Default. During the continuance of an Event of Default, the Applicable Margin for all Borrowings will increase by 2% per annum and, for certainty, such increase will apply to Bankers' Acceptances which are outstanding on the date of such Event of Default and such incremental Stamping Fee for such Bankers' Acceptances will be payable on the maturity date of such Bankers' Acceptances.

(j)	Applicable Margin on Closing Date. The Parties acknowledge that the Applicable Margin on the Closing Date is Level 2.

3.3     Fronting Fee. The Borrower will pay to the Agent for distribution to the Issuing Lender, in respect of each Fronted LC issued, to be issued or renewed by the Issuing Lender and as a condition of such issuance or renewal, a non-refundable fronting fee (“Fronting Fee”) for the account of the Issuing Lender, in the currency of the Fronted LC calculated, on a basis of the Face Amount and term of the Fronted LC at a rate per annum equal to 25 Basis Points.

3.4     Standby Fee. The Borrower will, effective from and including the Closing Date, pay to the Agent for the benefit of the Lenders a standby fee (“Standby Fee”) equal to the Applicable Margin, calculated on the basis of a 365 day year and on the Aggregate Commitment Amount less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount owing to all Lenders. The Standby Fee will be calculated daily and will be payable quarterly in arrears on the first Banking Day of each calendar quarter for the previous quarter and otherwise in the same manner as interest on Canadian Prime Rate Loans.

3.5     Agency Fee. The Borrower will pay to the Agent on April 30 of each year the agency fee agreed upon between the Borrower and the Agent, the amount thereof to be kept confidential by the Borrower, subject to the exceptions set forth in Section 19.1.

ARTICLE 4
SECURITY

4.1     Security. All Secured Obligations will be secured and/or guaranteed by the following security, undertakings and other agreements (such security, undertakings and other agreements and all other or additional security required to be delivered by any Harvest Party from time to time pursuant to this Article 4 are collectively referred to as the “Security”):

(a)	the KNOC Guarantee from KNOC;

(b)	a debenture from each Harvest Party, substantially in the form of Schedule F;

(c)	a debenture pledge agreement for each debenture referred to in Section 4.1(b) from each applicable Harvest Party, substantially in the form of Schedule G;

(d)	a Material Subsidiary Guarantee from each Material Subsidiary;

(e)	an Affiliate Subordination Agreement in respect of any Intercompany Subordinated Debt;

(f)	subordination agreements from the holders of any Subordinated Debt, in a form satisfactory to the Majority Lenders, acting reasonably;

(g)	a guarantee from the Borrower in respect of any Lender Hedge Agreements entered into by a Material Subsidiary; and

(h)	any assignment(s) of cash collateral account(s) containing any Escrow Funds.

The Parties acknowledge and confirm that the Existing Security has been delivered to and is held by the Agent and that the Existing Security forms part of the Security and continues to secure payment and performance of all Obligations and Hedge Indebtedness and in addition from and after the Effective Time also secures the Cash Management Obligations. The Borrower shall cause each other Harvest Party to provide such acknowledgements and confirmations of the Existing Security as the Agent shall request.

4.2     Sharing Security with Hedge Indebtedness and Cash Management Obligations.

(a)

The Parties acknowledge and agree that the Security is being held by the Agent to secure and/or guarantee the Secured Obligations in accordance with the priorities set forth in Sections 22.11 and 22.12.

(b)

If requested by any of the Agent, any Hedge Lender or any Cash Manager, then each of the Agent, the Hedge Lenders and the Cash Managers will enter into such further intercreditor agreements and assurances as may be reasonably requested to further evidence the sharing provisions of this Section 4.2. In addition to the sharing provisions referred to above, such further agreements shall incorporate the following principles (which will also apply prior to the entering into of such further agreements):

(i)

no Hedge Lender or Cash Manager can elect to enforce any Security (other than the KNOC Guarantee) unless the Majority Lenders have elected to enforce such Security in accordance with Section 18.2 and (B) no Hedge Lender or Cash Manager can elect to enforce the KNOC Guarantee unless either the Majority Lenders have elected to enforce the KNOC Guarantee in accordance with Section 18.2 or the Security (other than the KNOC Guarantee) is entitled to be discharged in accordance with Section 4.11;

(ii)

any matter or thing done or omitted to be done by a Lender under or in respect of this Agreement, the Security or the other Documents will be binding upon the Hedge Affiliate of such Lender and each Lender does hereby indemnify and save the other Lenders and the Agent harmless from any and all claims, demands or actions that a Hedge Affiliate of such Lender may have against the other Lenders and the Agent for any matter or thing done or omitted to be done by any of them under and in respect of this Agreement, the Security and the other Documents;

(iii)

subject to Section 4.2(b)(i), a Hedge Lender and a Cash Manager (each in such capacity) will under no circumstances be considered to be a Lender for the purposes of this Agreement and will not be entitled to vote or to receive any notices hereunder;

(iv)

if the Agent accelerates the Obligations pursuant to Section 18.2, each Hedge Lender will promptly take all such steps as may be reasonably required to ensure that a Hedge Crystallization Event occurs in respect of all of its outstanding Lender Hedge Agreements;

(v)

subject to Section 4.10, if any Lender Hedge Agreements or Cash Management Documents remain outstanding after the Obligations are fully paid and satisfied and the Credit Facility is cancelled, the Agent shall discharge the Security (other than the KNOC Guarantee which will only terminate in accordance with Clause 12 thereof); provided that:

(A)

at the request of any Hedge Lender or Cash Manager, but subject to (D) below, the Borrower will promptly enter into margin arrangements with such Hedge Lender or Cash Manager which will require the Borrower to promptly provide such Hedge Lender or Cash Manager with a pledge of cash or marketable securities with an aggregate value not less than the aggregate Hedge Indebtedness or Cash Management Obligations then owing to such Hedge Lender or Cash Manager from time to time (to be determined as if a Hedge Crystallization Event had occurred in the case of Hedge Indebtedness);

(B)

at the request of any Hedge Lender or Cash Manager (which request may be made at any time after the Closing Date), but subject to (D) below, the Borrower agrees to amend its Lender Hedge Agreement(s) with such Hedge Lender or its Cash Management Documents with such Cash Manager, as applicable, to reflect the provisions of (A) above;

(C)	the provisions in (A) and (B) above shall survive repayment of the Obligations and termination of the Credit Facility; and

(D)

any Hedge Lender or Cash Manager may elect to expressly override the provisions in (A) and (B) above in its Lender Hedge Agreement(s) or Cash Management Document(s) (or in any amendment thereto) by expressly contemplating the discharge of the Security and the consequences thereof; provided that no such election shall affect the rights of any other Lender, Hedge Lender or Cash Manager.

(c)

Notwithstanding any other provision of this Agreement or any other Document, a Cash Manager may, in accordance with the applicable Cash Management Document, set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Cash Manager to or for the credit or the account of any Harvest Party against any and all of the obligations of the Harvest Party now or hereafter existing under any Cash Management Documents to such Cash Manager.

4.3     Intentionally Deleted.

4.4     Registration.

(a)

Subject to Section 4.4(b), the Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it. The Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the Security Interests established by any prior registration, filing or recording thereof. To facilitate such ongoing perfection of the Security, the Borrower shall promptly notify the Agent of (i) any change in the location of its chief executive office from Calgary or (ii) any acquisition by any Harvest Party of any material property or assets located outside of the Provinces of Alberta, Saskatchewan or British Columbia.

(b)

The Borrower shall not be required to register, file or record the Security at any land titles office or registry against any specific real property interests owned by any Harvest Party unless directed to do so by the Majority Lenders at any time when a Default or an Event of Default has occurred and is continuing.

(c)	The Agent shall have the right to make, at the expense of the Borrower, all such registrations, filings or recordings as are required to be made by the Borrower pursuant to this Section 4.4.

4.5     Exclusivity of Remedies. Nothing herein contained or in the Security now held or hereafter acquired by the Agent or the Lenders nor any act or omission of the Agent or the Lenders with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent or the Lenders with respect to any other security at any time held by the Agent or the Lenders.

4.6     Form of Security. The Security will be in such form or forms as provided in the Schedules to this Agreement or, where not set out in a Schedule, in such form as required by the Agent, acting reasonably. Subject to Section 4.4(b), if the Majority Lenders determine at any time and from time to time, acting reasonably, that the then existing Security has, for whatever reason, become unenforceable or no longer constitutes legally valid and binding obligations of the Harvest Parties, or the Security or the registration or perfection of the Security Interests constituted by the Security does not fully provide the Lenders with the Security Interests and priority to which the Lenders are entitled or intended to have under the Documents, the applicable Harvest Parties will at the request of the Agent forthwith execute and deliver, or cause to be executed and delivered, to the Agent, at the Borrower's expense, such amendments to the then existing Security or provide such new or replacement Security as the Agent may reasonably request to ensure the Agent holds the Security which it was originally entitled or intended to have under the Documents.

4.7     Permitted Encumbrances. None of the fact that:

(a)	any Harvest Party is permitted to create or suffer to exist any Permitted Encumbrance;

(b)	any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances; or

(c)	the Security Interests created pursuant to the Security are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Security to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that the Obligations are in any way subordinate or junior in right of payment to any other Indebtedness.

4.8     Undertaking to Grant Fixed Charge Security. At the request of the Agent made at any time after a Default or an Event of Default has occurred and is continuing, the Borrower will forthwith grant and cause each other Harvest Party to grant to the Agent a fixed charge in all or any of the Borrower's or any other Harvest Party's material assets.

4.9     Further Assurances. The Borrower will, in connection with the provision of any amended, new or replacement Security referred to in Section 4.6.

(a)

do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent to give effect to any provision of the amended, new or replacement Security;

(b)

provide the Agent with all corporate, partnership or of other organizational resolutions and other action required for the Borrower or any other Harvest Party to grant the amended, new or replacement Security;

(c)

provide the Agent with an opinion of the Borrower's Counsel confirming the due authorization, execution and delivery by the applicable Harvest Parties of all such agreements and instruments comprising the amended, new or replacement Security in form and content satisfactory to the Agent, acting reasonably; and

(d)

subject to Section 4.4(b), assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in all such jurisdictions as the Agent, acting reasonably, deem necessary to give full force and effect to the amended, new or replacement Security.

4.10     Discharge of Security Upon Permitted Dispositions. The Agent will, at the sole expense of the Borrower and in a timely manner after receipt of a written request by the Borrower, execute and deliver to the Borrower, any other Harvest Party and any relevant Person (including its lenders), such releases, discharges or letters of no interest in respect of the Security as the Borrower may reasonably request in order to permit such Harvest Party to effect any disposition that is permitted by Section 14.6(g) (or is otherwise approved by the Majority Lenders) free and clear of the Security and the Security Interests constituted thereby; provided that, prior to providing any such release, discharge or letter of no interest, the Agent shall have received either (a) unless waived by the Agent in its sole discretion, a written confirmation of the Borrower (in a form satisfactory to the Agent acting reasonably) that such disposition is permitted under Section 14.6(g) or (b) the prior written approval of the Majority Lenders to such disposition.

4.11     Discharge of Security Upon Cancellation of Credit Facility. Subject to the terms of any intercreditor agreement, the Agent will discharge the Security (other than the KNOC Guarantee which will only terminate in accordance with Clause 12 thereof) at the Borrower's expense forthwith after (i) all of the Obligations have been unconditionally and irrevocably paid or satisfied in full in cash (with the exception of the requirements in Section 4.2(b)(v) and any indemnity obligations which by their terms survive such payment or satisfaction), (ii) the Aggregate Commitment Amount has been cancelled and (iii) all Hedge Indebtedness and Cash Management Obligations that have become due and payable or will become due and payable upon the discharge of such Security have been paid in full, provided no Claim has at such time been made or threatened by a third party against the Agent or any Lender with respect to the Credit Facility, the Lender Hedge Agreements or the Cash Management Documents and for which there does not exist an adequate indemnity from the Borrower (as determined by the applicable Lender(s), acting reasonably).

ARTICLE 5
FUNDING AND OTHER MECHANICS APPLICABLE TO THE CREDIT FACILITY

5.1     Funding of Advances. Subject to Section 5.2 and Article 8, Article 9 and Article 10, all Advances will be made available by deposit of the applicable funds (which in the case of Bankers' Acceptances will be the Net Proceeds) into the appropriate Borrower's Account for value on the Banking Day or the LIBOR Banking Day, as the case may be, on which the Advance is to take place.

5.2     Notice Provisions. Subject to Section 2.8(a), Drawdowns will be made available to the Borrower and the Borrower will be entitled to Rollover, Convert or repay Borrowings where permitted hereunder, provided a Notice of Drawdown, a Notice of Rollover, a Notice of Conversion or a Notice of Repayment, as applicable, is received from the Borrower by the Agent as follows:

(a)

with respect to Borrowings, other than LIBOR Based Loans or Bankers' Acceptances, at least 1 Banking Day prior to such Advance provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable;

(b)

with respect to a Drawdown, Rollover, Conversion or Repayment of or into Bankers' Acceptances, at least 2 Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the second Banking Day immediately preceding the Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable;

(c)

with respect to a Drawdown, Rollover, Conversion or Repayment of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 12:00 noon Toronto, Ontario time on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover, Conversion or Repayment, as applicable; and

(d)	with respect to Letters of Credit, at least 3 Banking Days prior to such Advance (or such shorter or longer period as may be determined by the Issuing Lender, acting reasonably).

Notwithstanding the foregoing, the Notice of Drawdown for the initial Drawdowns on or after the Closing Date (other than by way of LIBOR Based Loans or Bankers' Acceptances) may be received by the Agent no later than 4:30 p.m. Toronto, Ontario time on the Banking Day immediately preceding the requested Drawdown Date.

Any of the notices referred to in the foregoing paragraphs may, subject to Section 22.2, be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the notice required hereunder confirming such instructions.

5.3     Irrevocability. A Notice of Drawdown, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 11.3.

5.4     Rollover or Conversion of Borrowings.

(a)

Subject to Sections 5.2 and 5.4(e) and Article 8, Article 9 and Article 10, the Borrower will be entitled to Rollover one type of Borrowing into the same type of Borrowing or Convert one type of Borrowing into another type of Borrowing on the terms herein provided.

(b)

If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 5.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Borrowings then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Borrowings, or that part of such maturing Borrowings which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Cdn. Dollar Borrowing or a U.S. Base Rate Loan with respect to a U.S. Dollar Borrowing.

(c)	No Conversion of a Bankers' Acceptance will be made prior to the Maturity Date thereof.

(d)	Subject to Section 8.2, the Borrower may elect to Convert a LIBOR Based Loan prior to the Maturity Date thereof into another type of Borrowing.

(e)

If a Default or Event of Default has occurred and is continuing, the Borrower will not be entitled to make a Rollover or Conversion and, upon the Maturity Date of the relevant Borrowing, the provisions of Section 5.4(b) will apply.

5.5     Agent's Obligations. Upon receipt of a Notice of Drawdown, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers' Acceptances), the Agent will forthwith notify the Lenders of the proposed date on which such Advance is to take place, of each such Lender's Rateable Portion of such Advance and if applicable, of the account of the Agent to which each such Lender's Rateable Portion thereof is to be credited.

5.6     Lenders' Obligations. Each applicable Lender will, prior to 12:00 noon (Toronto, Ontario time) on the proposed date on which an Advance is to take place (other than by way of Bankers' Acceptances), credit the account of the Agent specified in the Agent's notice given pursuant to Section 5.5 with such Lender's Rateable Portion of such Advance, and by 1:00 p.m. (Toronto, Ontario time) on the same date, the Agent will make available to the Borrower the amount so credited.

5.7     Currency Fluctuation. If as a result of currency fluctuation the Canadian Dollar Exchange Equivalent of the Principal Amount owing to a Lender exceeds such Lender's Rateable Portion of the Aggregate Commitment Amount (the “Excess”), the Borrower will pay the Excess to the Agent as a principal repayment for the benefit of the applicable Lender. If the amount of the Excess with respect to any such Lender is equal to or greater than 3% of such Lender's Rateable Portion of the Aggregate Commitment Amount, then the repayment of the Excess to such Lender will be made by the Borrower within 3 Banking Days after the Excess exceeds such threshold. If the amount of the Excess with respect to any such Lender is less than 3% of such Lender's Rateable Portion of the Aggregate Commitment Amount, then the repayment of the Excess to such Lender will be made on the earlier of the first Banking Day of the next following month or the next day on which interest is paid on any LIBOR Based Loans or a Stamping Fee is paid with respect to any Bankers' Acceptances. The Agent will request repayment of any Excess forthwith upon request therefor by any Lender, provided that the Agent will not otherwise be required to monitor the Excess or to request repayment thereof.

5.8     Excess Relating to LIBOR and BAs. If to pay an Excess, it is necessary to repay a LIBOR Based Loan or a Borrowing by way of Bankers' Acceptances prior to their Maturity Dates, the Borrower will not be required to repay such Borrowing until such Maturity Dates thereof, provided, however, that at the request of the Agent, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the applicable Lenders the Excess, to be held by the Agent for set-off against future amounts owing by the Borrower to the Lenders in respect of such Excess and, pending such application, will bear interest for the Borrower's account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the Maturity Date of such Borrowing.

5.9     No Withholdings. Except as required by applicable Law, the Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower and without withholding any Taxes (other than Excluded Taxes). If the Borrower is required by applicable Law to deduct any such withholding Taxes from or in respect of any amounts payable under this Agreement (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 5.9) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Administrative Body in accordance with applicable Law. Notwithstanding the foregoing (but without limiting Article 11), unless a Lender is an assignee in circumstances where an Event of Default has occurred and is continuing, the Borrower shall have no obligation to gross up for Taxes withheld wholly because a Lender is a "non-resident" of Canada and deals at "non-arm's length" with the Borrower (both within the meaning of the Income Tax Act (Canada)).

5.10     FATCA. If payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed under FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent at the time or times prescribed by law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by applicable Law and such additional documentation reasonably requested by the Borrower and the Agent as may be necessary for the Borrower or the Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender's obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for the purposes of this Section, "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

ARTICLE 6
CONDITIONS PRECEDENT

6.1     Conditions Precedent to Effectiveness. This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt, where applicable, by the Agent, for and on behalf of the Lenders, of the following documents each in full force and effect, and in form and substance satisfactory to the Lenders, acting reasonably:

(a)	this Agreement shall have been duly executed and delivered by the Borrower;

(b)	a confirmation of the Existing Security shall have been duly executed and delivered by the Harvest Parties and KNOC, as applicable;

(c)	the KNOC Guarantee Amendment shall have been duly executed and delivered by KNOC;

(d)	the Agent shall have received the audited December 31, 2016 annual financial statements of the Borrower;

(e)

the Agent shall have received satisfactory evidence that, as of the Effective Time, the sum of (i) the Aggregate Commitment Amount less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount owing to all Lenders plus (ii) the aggregate amount of all Unrestricted Cash is at least $50,000,000;

(f)	the Agent shall have received a withdrawal letter from each Existing Lender that is not continuing as a Lender, duly executed by such Existing Lender, the Agent and the Borrower;

(g)	all documentation requested by any Lender acting reasonably in order to ensure compliance with "know your client" requirements as contemplated by Section 22.13;

(h)

the Agent and the Lenders shall have received favourable legal opinions from (i) Borrower's Counsel and Lenders' Counsel in respect of each Harvest Party which confirms, among other things, the enforceability of this Agreement and the confirmation of the Existing Security and (ii) Bae, Kim & Lee LLC which confirms, among other things, the enforceability of the KNOC Guarantee Amendment;

(i)	the Borrower shall have paid all fees and expenses then due in respect of this Agreement;

(j)	no Default or Event of Default shall have occurred and be continuing;

(k)	the representations and warranties in Article 13 and in any other Document shall be true, complete and correct on and with effect from the date of this Agreement;

(l)	the Agent and the Lenders shall have received in respect of each Harvest Party and KNOC (unless otherwise specified):

(i)

a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Administrative Body of the jurisdiction of organization of such Person, to the extent such certificate is issued by an Administrative Body in such jurisdiction;

(ii)	in respect of the Borrower, a certificate of incumbency with specimen signatures of the individuals executing any of the Documents to which the Borrower is a party; and

(iii)

in respect of the Borrower and each Material Subsidiary a certificate from an officer of such Subsidiary attaching certified copies of (A) its constating documents and (B) resolutions of its governing body authorizing the execution and delivery of the Documents to which it is a party; and

(m)	the Agent shall have received satisfactory evidence that the KEXIM Facility has been fully funded in the principal amount of Cdn.$500,000,000.

6.2     Conditions Precedent to all Drawdowns. The Lenders' obligation to provide Advances will be subject to and conditional upon the following conditions precedent being met, unless waived in writing by the Lenders:

(a)	the appropriate Notice of Drawdown, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 5.2;

(b)	no Event of Default or Default will have occurred and be continuing;

(c)

subject to Section 13.2, each of the representations and warranties set out in Article 13 (other than in Section 13.1(j) hereof which will not be restated and that made in Section 13.1(n) hereof and Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance; and

(d)

the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 6.3 will have been provided by the Borrower and the other provisions of Section 6.3, if applicable, will have been complied with.

6.3     Hostile Acquisitions. If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by one or more of the Harvest Parties or any Affiliate thereof:

(a)

at least 10 Banking Days prior to the delivery to the Agent of a Notice of Drawdown made in connection with a Hostile Acquisition, the president or senior financial officer of the Borrower will notify the Agent (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender's sole discretion, whether it will participate in a Drawdown to be utilized for such Hostile Acquisition;

(b)

if a Lender decides not to fund a Drawdown to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent and the Borrower, such Lender will have no obligation to fund such Drawdown notwithstanding any other provision of this Agreement to the contrary; and

(c)

each Lender will use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within 7 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

6.4     Adjustment of Rateable Portion. If a Lender elects not to participate in a Drawdown for a Hostile Acquisition (a “Non-Participating Lender”), the Drawdown will be reduced by the Non-Participating Lenders' Rateable Portion of such Drawdown and the allocation among all Lenders of interest and other fees payable to the Lenders by the Borrower hereunder, including Standby Fees, will be adjusted so as to reflect the reduction in the Drawdown, and thereafter the Rateable Portion of each Lender, for such purposes only, will reflect the Principal Amount then funded by each Lender based on the Aggregate Principal Amount of all Lenders after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 6.4, there will be no reduction in the Individual Commitment Amount of each Lender.

6.5     Subsequent Drawdowns. If a Lender becomes a Non-Participating Lender, subsequent Drawdowns will be funded first by the Non-Participating Lender rateably based on each Non-Participating Lender's Individual Commitment Amount, until the Principal Amounts of the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

6.6     Prepayment. As an alternative to the provisions of Section 6.5, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders, to reduce the Principal Amount owing to the Lenders who are not Non-Participating Lenders so that the Principal Amounts of the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

ARTICLE 7
CALCULATION OF INTEREST AND FEES

7.1     Records. The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under this Agreement. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under this Agreement. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 7.1, the records of the Agent will prevail, absent manifest error (and for such purposes the Agent shall be entitled to rely upon information provided by (i) any Fronting Lender in respect of any Letter of Credit issued by such Fronting Lender and (ii) the Swingline Lender in respect of any Swingline Advances made by the Swingline Lender).

7.2     Payment of Interest and Fees.

(a)

Interest. Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 3.2 and 22.9, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)

Calculation of Interest. Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest on Canadian Prime Rate Loans and U.S. Base Rate Loans and Stamping Fees on Bankers' Acceptances will be calculated on the basis of a 365 day year.

(c)

Interest Act (Canada). For the purposes of the Interest Act (Canada), the annual rates of interest and fees applicable to Canadian Prime Rate Loans, U.S. Base Rate Loans and Bankers' Acceptances, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest or stamping fee is payable and divided by 365.

(d)

LIBOR Based Loans. Interest on LIBOR Based Loans will accrue and be calculated daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 90 days, interest will be calculated and payable every 90 days during the term of the LIBOR Period and on the last day of the applicable LIBOR Period. Interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360. For the purposes of the Interest Act (Canada), the annual rates of interest applicable to LIBOR Based Loans are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

7.3     Calculation and Payment of Stamping Fees. Stamping Fees on Bankers' Acceptances will be calculated on the basis of a year of 365 days. The Borrower will pay to the Agent the applicable Stamping Fees with respect to Bankers' Acceptances on the date of acceptance thereof. Payment of the Stamping Fees may be made by way of set-off as provided in Section 9.3.

7.4     Calculation and Payment of Issuance Fees. Issuance Fees will be calculated on the basis of a year of 365 days and for such period of time as the applicable Letter of Credit remains outstanding. The Issuance Fees will accrue and be calculated daily on the Face Amount of the applicable Letter of Credit and be payable quarterly in arrears on the third Banking Day of each fiscal quarter for the immediately preceding fiscal quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding fiscal quarter as is customary for the Agent having regard to its then existing practice. Notwithstanding the foregoing, the minimum Issuance Fee shall be not less than the minimum flat rate issuance fee set by the Issuing Lender from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Issuance Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit. The minimum issuance fee at the date hereof is Cdn. or U.S. $250.

7.5     Conversion to Another Currency. A Conversion of a Borrowing from one currency to another currency may be made only by the repayment of the existing Borrowing in the same currency as the existing Borrowing and the request of a new Advance in another currency.

7.6     Maximum Rate of Return. Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

7.7     Waiver of Judgment Interest Act (Alberta). To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

7.8     Deemed Reinvestment Not Applicable. The principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 8
GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

8.1     General.

(a)	The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $10,000,000 and in multiples of U.S. $100,000 for any amount in excess thereof.

(b)

If the Borrower requests a Drawdown by way of a LIBOR Based Loan, to Rollover a LIBOR Based Loan or to Convert a Borrowing into a LIBOR Based Loan, the Borrower will specify in its Notice of Drawdown, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan. Subject to Section 5.4(b), if the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the applicable LIBOR Period will be approximately one month as determined by the Agent.

(c)

For any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at maturity in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

8.2     Early Termination of LIBOR Periods. If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any LIBOR Based Loan, the Borrower will pay to the affected Lenders all expenses and out-of-pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the amount and nature of such expenses and out-of-pocket costs will be prima facie evidence of the amount thereof.

8.3     Market Disruption Respecting LIBOR Based Loans. If, at any time subsequent to the giving of a Notice of Drawdown or Notice of Conversion or Notice of Rollover to the Agent by the Borrower with regard to any requested LIBOR Based Loan:

(a)

the Agent (acting reasonably) determines that by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Based Loan during the ensuing LIBOR Period selected;

(b)

the Agent (acting reasonably) determines that the making or continuing of the requested LIBOR Based Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c)

the Agent is advised by Lenders holding at least 35% of the Aggregate Commitment Amount by written notice (each, a "Libor Suspension Notice"), such notice to be received by the Agent no later than 12:00 noon (Toronto time) on the third Banking Day prior to the date of the requested Drawdown, Rollover or Conversion, as the case may be, that such Lenders have determined (acting reasonably) that LIBOR will not or does not represent the effective cost to such Lenders of United States Dollar deposits in such market for the relevant Interest Period, then the Agent shall give notice thereof to the Lenders and the Borrower as soon as possible after such determination or receipt of such Libor Suspension Notice, as the case may be, and the Borrower shall, within one Banking Day after receipt of such notice and in replacement of the Notice of Drawdown or Notice of Conversion or Notice of Rollover, as the case may be, previously given by the Borrower, give the Agent a Notice of Drawdown or Notice of Conversion or Notice of Rollover, as the case may be, which specifies the Drawdown of any other Borrowing or the Conversion of the relevant LIBOR Based Loan on the last day of the applicable LIBOR Period into any other Borrowing which would not be affected by the notice from the Agent pursuant to this Section 8.3.

In the event the Borrower fails to give, if applicable, a valid replacement Notice of Conversion or Notice of Rollover with respect to the maturing LIBOR Based Loans which were the subject of a Notice of Conversion or Notice of Rollover, such maturing LIBOR Based Loans shall be converted on the last day of the applicable LIBOR Period into U.S. Base Rate Loans as if a valid replacement Notice of Conversion or Notice of Rollover had been given to the Agent by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement Notice of Drawdown with respect to a Drawdown originally requested by way of a LIBOR Based Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Drawdown and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.

ARTICLE 9
BANKERS' ACCEPTANCES

9.1     General. Each bankers' acceptance draft tendered by the Borrower under the Credit Facility for acceptance by a Lender will be a form acceptable to the accepting Lender and the Advance in respect thereof will be in a Face Amount of not less than $10,000,000 (or $1,000,000 if such Advance is a Swingline Advance) and in multiples of $100,000 for any amounts in excess thereof and will, except in the case of Swingline Advances or where the Borrower will be making its own arrangements to market all of the Bankers' Acceptances which form part of such Advance, have a term of one, two, three or six months, unless otherwise agreed to by all of the Lenders, acting reasonably.

9.2     Terms of Acceptance by the Lenders.

(a)

Power of Attorney. To facilitate the procedures contemplated in this Agreement, the Borrower appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts or depository bills in the form or forms prescribed by such Lender for Bankers' Acceptances denominated in Canadian Dollars (each such executed draft or depository bill which has not yet been accepted by a Lender being referred to as a “Draft”). Each Bankers' Acceptance executed and delivered by a Lender on behalf of the Borrower will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower. The foregoing appointment will cease to be effective, in respect of any Lender, three Banking Days following receipt by such Lender of a notice from the Borrower revoking such appointment (which notice will be copied to the Agent); provided that any such revocation will not affect Bankers' Acceptances previously executed and delivered by a Lender pursuant to such appointment.

(b)

Payment. The Borrower will provide for payment to the Agent for the benefit of the Lenders of each Bankers' Acceptance at its Maturity Date, either by payment of the Face Amount thereof or, subject to Section 7.3, through the utilization of a Borrowing in accordance with this Agreement, or through a combination thereof. The Borrower waives presentment for payment of Bankers' Acceptances by the Lenders and will not claim from the applicable Lenders any days of grace for the payment of Bankers' Acceptances at their Maturity Date. Any amount owing by the Borrower in respect of any Bankers' Acceptance which is not paid at such Maturity Date in accordance with this Agreement, will, as and from its Maturity Date, be deemed to be outstanding as a Canadian Prime Rate Loan.

(c)

No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers' acceptance draft endorsed in blank except for any loss arising by reason of such Lender failing to use the same standard of care in the custody of such bankers' acceptance drafts as such Lender uses in the custody of its own property of a similar nature.

(d)

Bankers' Acceptances Purchased by Lenders. Subject to Section 9.2(f), where the Borrower so elects in the Notice of Drawdown, Notice of Rollover or Notice of Conversion, all Lenders, or those applicable Lenders distinguished as either Schedule I, Schedule II or Schedule III banks (as listed in the Bank Act (Canada)) will purchase Bankers' Acceptances accepted by it for an amount equal to the Discount Proceeds having regard to the Discount Rate applicable to such Lender.

(e)

Marketing of BAs. Where the Borrower so elects in the Notice of Drawdown, Notice of Rollover or Notice of Conversion or Section 9.2(f) applies, the Borrower will be responsible for, and will make its own arrangements with respect to, the sale of Bankers' Acceptances in the marketplace. Notwithstanding the foregoing, a Lender may purchase from the Borrower for its own account any Bankers' Acceptance issued by it at the applicable Discount Rate.

(f)

Non-Standard BAs. Notwithstanding the minimum and maximum terms set out in Section 9.1, the Borrower may tender Bankers' Acceptances for acceptance by the Lenders of terms that are less than one month, are greater than six months or are for any other non-standard term for which CDOR Rate quotes are not readily available provided that the Borrower may not elect pursuant to Section 9.2(d) that such Lenders purchase such Bankers' Acceptances.

(g)

Depository Bills. It is the intention of the Parties that pursuant to the Depository Bills and Notes Act (Canada) (“DBNA”), all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a “depository bill” (as defined in the DBNA), deposited with a “clearing house” (as defined in the DBNA), including The Canadian Depository for Securities Ltd. or its nominee CDS & Co. (“CDS”). In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including:

(i)

any instrument held by the Agent for purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words “This is a depository bill subject to the Depository Bills and Notes Act (Canada)”;

(ii)	any reference to the authentication of the Bankers' Acceptance will be removed; and

(iii)	any reference to the “bearer” will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

9.3     General Mechanics.

(a)

Notice. The Borrower may in the Notice of Drawdown, Notice of Rollover or Notice of Conversion requesting an Advance by way of Bankers' Acceptances or by subsequent notice to the Agent, provide the Agent with information as to the Discount Proceeds payable by the purchasers of the Bankers' Acceptances and the party to whom delivery of the Bankers' Acceptances is to be made against delivery of such Discount Proceeds to the Agent for the credit of the Borrower subject to Section 9.3(c), but if it does not do so, the Borrower will initiate a telephone call to the Agent by 11:00 a.m. (Toronto, Ontario time) on the Drawdown Date or the date of the Rollover or Conversion, as applicable, and provide such information to the Agent. Any such telephone advice will be at the risk of the Borrower pursuant to Section 22.2 and will be confirmed by a notice of the Borrower to the Agent prior to 3:00 p.m. (Toronto, Ontario time) on the same day.

(b)

Rollovers. In the case of a Rollover of maturing Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to each such Lender for the Face Amount of the maturing Bankers' Acceptances, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Rollover and the Borrower will, on the Maturity Date of the maturing Bankers' Acceptances, pay to the Agent for the benefit of each such Lender an amount equal to the difference between the Face Amount of the maturing Bankers' Acceptances and the aggregate Net Proceeds of the new Bankers' Acceptances.

(c)

Conversion from Canadian Prime Rate Loans. In the case of a Conversion from a Canadian Prime Rate Loan into a Borrowing by way of Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the Canadian Prime Rate Loan being Converted, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers' Acceptances pay to the Agent for the benefit of each such Lender an amount equal to the difference between the principal amount of the Canadian Prime Rate Loan being Converted, including any accrued interest thereon, owing to each such Lender and the aggregate Net Proceeds of such Bankers' Acceptances.

(d)

Conversion to Canadian Prime Rate Loans. In the case of a Conversion of a Borrowing by way of Bankers' Acceptances into a Canadian Prime Rate Loan, in order to satisfy the liability of the Borrower to each Lender for the Face Amount of the maturing Bankers' Acceptances, the Agent will record the obligation of the Borrower to it as a Canadian Prime Rate Loan unless the Borrower provides for payment to the Agent for the benefit of each such Lender of the Face Amount of the maturing Bankers' Acceptances in some other manner acceptable to each such Lender.

(e)

Authorization. The Borrower hereby authorizes each Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it pursuant to this Section 9.3 in accordance with the instructions provided by the Borrower pursuant to Section 5.2 or Section 5.4, as applicable.

9.4     BA Equivalent Advance. Each Non-BA Lender, in lieu of accepting bankers acceptance drafts on any Drawdown Date or date of any Conversion or Rollover, will make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Maturity Date will be the Maturity Date of the corresponding Bankers' Acceptances. The amount of each BA Equivalent Advance will be equal to the Discount Proceeds (with reference to the applicable Discount Rate) which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 9.4, such Lender would otherwise be required to accept (as though such Lender was listed on Schedule II or Schedule III of the Bank Act (Canada)). Any BA Equivalent Advance will be made on the relevant Drawdown Date or date of any Conversion or Rollover, and will remain outstanding for the term of the corresponding Bankers' Acceptances. On its Maturity Date, such BA Equivalent Advance will be repaid in an amount equal to the Face Amount of a Draft that would have been accepted by such Non-BA Lender if it was a BA Lender. All provisions of this Agreement with respect to Bankers' Acceptances will apply to BA Equivalent Advances provided that Stamping Fees with respect to a BA Equivalent Advances will be calculated on the basis of the amount with respect to such BA Equivalent Advances which the Borrower is required to pay on the applicable Maturity Date.

9.5     Execution of Bankers' Acceptances. Subject to Section 9.2(a), the signatures of any authorized signatory on Bankers' Acceptances may, at the option of the Borrower, be reproduced in facsimile and such Bankers' Acceptances bearing such facsimile signatures will be binding on the Borrower as if they had been manually signed by such authorized signatory. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature will nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed will, subject to Section 9.2(c), be binding on and at the risk of the Borrower.

9.6     Market Disruption Respecting Bankers' Acceptances. If:

(a)

the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers’ acceptances accepted by the Lenders; or

(b)

the Agent is advised by Lenders holding at least 35% of the Aggregate Commitment Amount by written notice (each, a "BA Suspension Notice") that such Lenders have determined (acting reasonably) that the Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market for the applicable term;

then:

(c)

the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(d)

any outstanding Notice of Drawdown requesting a Borrowing by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Drawdown requesting a Borrowing by way of a Canadian Prime Rate Loan in the amount specified in the original Notice of Drawdown;

(e)

any outstanding Notice of Conversion requesting a Conversion of a Borrowing by way of Canadian Prime Rate Loan, U.S. Base Rate Loan or LIBOR Based Loan into a Borrowing by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Drawdown or Notice of Conversion, as the case may be, requesting a Canadian Prime Rate Loan or a Conversion of such Borrowing into a Borrowing by way of a Canadian Prime Rate Loan, as the case may be; and

(f)

any outstanding Notice of Conversion/Rollover/Repayment requesting a Rollover of a Borrowing by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Notice of Conversion/Rollover/Repayment requesting a Conversion of such Borrowing into a Borrowing by way of a Canadian Prime Rate Loan.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension. A BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 12:00 noon (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with a Notice of Drawdown or Notice of Conversion or Notice of Rollover previously received by the Agent, in which case the applicable BA Suspension Notice shall only be effective with respect to such previously received Notice of Drawdown or Notice of Conversion or Notice of Rollover if received by the Agent prior to 12:00 noon (Toronto time) two Banking Days prior to the proposed Drawdown Date or the proposed date of the Conversion or Rollover (as applicable) applicable to such previously received Notice of Drawdown or Notice of Conversion or Notice of Rollover, as applicable.

ARTICLE 10
LETTERS OF CREDIT

10.1     Letters of Credit.

(a)

Letters of Credit. The Borrower will be entitled from time to time, subject to the terms and conditions of this Agreement, to request that Letters of Credit be issued under the Credit Facility in such form as may be approved by the Issuing Lender, acting reasonably. Fronted LCs will be issued by the Issuing Lender for the account of the Borrower on any Banking Day on behalf of the Lenders in proportion to their Rateable Portions and in reliance on the agreements of the other Lenders set forth in Section 10.4(a); provided however, that no Letter of Credit will have a Maturity Date beyond the Credit Facility Termination Date applicable to the Issuing Lender.

(b)	Letter of Credit Maximum Amounts. Notwithstanding the Aggregate Commitment Amount, the limit on Swingline Borrowings or anything else set forth herein:

(i)	the Face Amount of all outstanding Fronted LCs will at no time exceed, in the aggregate, $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof); and

(ii)	the Face Amount of all outstanding Swingline LCs will at no time exceed, in the aggregate, $5,000,000 (or the Canadian Dollar Exchange Equivalent thereof).

(c)

Term and Currency. No Letter of Credit shall be issued under the Credit Facility (or shall be renewable at the option of the beneficiary of such Letter of Credit) for a term in excess of one year (or such longer period as may be agreed to by the Majority Lenders, acting reasonably), or shall require payment in any currency other than Canadian Dollars or U.S. Dollars. Every Letter of Credit, which by its terms is automatically renewable for a given period of time, which in any event will be for a term of not more than one year (or such longer period as may be agreed to by the Majority Lenders, acting reasonably), will provide that notice from the Issuing Lender can be given to the beneficiary thereof that such Letter of Credit will not be renewed at its Maturity Date upon 30 days prior notice. Notwithstanding the foregoing, if any obligations under any Letter of Credit, whether or not then due and payable, will for any reason be outstanding on the Credit Facility Termination Date for the Issuing Lender, the Borrower will (i) provide cash collateral therefor in the same manner as provided in Section 18.5 or (ii) cause all such Letters of Credit to be cancelled and returned.

(d)

Fees. As a condition of the issuance of any Letter of Credit under the Credit Facility, the Borrower shall pay to the Agent (i) in the case of a Fronted LC only, for the account of the Issuing Lender, the Fronting Fee specified in Section 3.3 and, for the rateable account of the Lenders, the Issuance Fee specified in Section 3.2(e) or 3.2(f), as applicable and (ii) in the case of a Swingline LC only, for the account of the Issuing Lender, the Issuance Fee specified in Section 3.2(e) or 3.2(f), as applicable. The Borrower will also pay to the Issuing Lender its customary cable charges and other administrative charges in respect of the issuance of Letters of Credit, the amendment or transfer of Letters of Credit and each drawing made under a Letter of Credit.

(e)

Indemnity. Each Lender, on a several and not a joint and several basis, based on each Lender's Rateable Portion, hereby indemnifies and holds harmless the Issuing Lender, its Affiliates, shareholders, directors, officers, employees, counsel and agents for any Claims whatsoever (including any reasonable costs or expenses of defending or denying the same) suffered or incurred such Persons, arising out of or in respect of the issuance by the Issuing Lender of Letters of Credit, except for any Claims caused by the Issuing Lender's gross negligence or wilful misconduct as determined in the final non-appealable judgment of a court of competent jurisdiction.

10.2     Procedure for Issuance of Letters of Credit.

(a)

The Borrower may from time to time request that the Issuing Lender issue or renew a Letter of Credit by delivering to the Agent (and, if applicable, the Swingline Lender) at its address for notice specified herein, and with the same notice period required for a Notice of Drawdown or Notice of Rollover, as the case may be, in respect of an Advance by way of a Letter of Credit in accordance with Section 5.2(d), an application form (an “L/C Application”) completed to the satisfaction of the Issuing Lender, acting reasonably, and such other certificates, documents and other papers and information as may be customary and as the Issuing Lender or the Agent may reasonable request.

(b)

At the option of the Borrower, each Letter of Credit may be issued as either a Fronted LC or a Swingline LC. Each Letter of Credit shall be substantially in the Issuing Lender's standard form with modifications thereto consistent with the provisions hereof, or in the case of Letters of Credit issued in favour of the Government of Canada or any province or territory thereof or any agency thereof, in such form as is requested by such Administrative Body and agreed to by the Issuing Lender, acting reasonably, and in each case with any changes to such form requested by the Borrower acting reasonably as (i) the Issuing Lender will determine in good faith and on a commercially reasonable basis does not materially increase the obligations, or diminish the rights, of any Lender relative to such form or (ii) the Issuing Lender and the Majority Lenders, each acting reasonably, will approve.

(c)

Upon receipt of any L/C Application: (i) the Issuing Lender or the Swingline Lender, as applicable, will process such L/C Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures; (ii) in the case of a Fronted LC, the Agent will notify each Lender thereof, which notice shall also specify each Lender's share of the amount of such Letter of Credit based upon such Lender's Rateable Portion; and (iii) unless such Letter of Credit is, by its terms, automatically renewable, the Issuing Lender will promptly issue or renew the Letter of Credit requested thereby (but in no event will the Issuing Lender be required to issue or renew any Letter of Credit earlier than three Banking Days after its receipt of a Notice of Drawdown or Notice of Rollover in respect of the Letter of Credit to be issued or renewed, as the case may be) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed by the Issuing Lender and the Borrower. The Issuing Lender will furnish a copy of such Letter of Credit to the Borrower and the Agent promptly following the issuance or renewal thereof.

10.3     L/C Applications. To the extent that any provision of any L/C Application, including any reimbursement provisions contained therein, related to any Letter of Credit is inconsistent with the provisions of this Agreement, the provisions of this Agreement will prevail.

10.4     L/C Participations.

(a)

Effective on the date of issuance of each Fronted LC issued after the Closing Date, the Issuing Lender irrevocably agrees to grant and hereby grants to each Lender, and each such Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions hereinafter stated and, for such Lender's own account and risk an undivided interest equal to such Lender's Rateable Portion in the Issuing Lender's obligations and rights under each Fronted LC issued by the Issuing Lender and the amount of each draft paid by the Issuing Lender thereunder. Each such Lender unconditionally and irrevocably agrees with the Issuing Lender that, if an amount is paid under any Fronted LC for which such Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Lender will pay to the Agent, for the account of the Issuing Lender, upon demand at the Agent's address specified herein, an amount equal to such Lender's Rateable Portion of such amount, or any part thereof, which is not so reimbursed. On the date that any assignee becomes a Lender party to this Agreement in accordance with Article 20, participating interests in any outstanding Fronted LC, held by the assignor Lender from which such assignee acquired its interest hereunder will be proportionately reallocated between such assignee and such assignor Lender. Each Lender hereby agrees that its obligation to participate in each Fronted LC, and to pay or to reimburse the Issuing Lender or its participating share of the amounts drawn or amounts otherwise paid thereunder, is absolute, irrevocable and unconditional and will not be affected by any circumstances whatsoever (including the occurrence or continuance of any Default or Event of Default), and that each such payment will be made without offset, abatement, withholding or other reduction whatsoever.

(b)

If any amount required to be paid by any Lender to the Issuing Lender pursuant to Section 10.4(a) in respect of any unreimbursed portion of any amount paid by the Issuing Lender under any Fronted LC is paid to the Issuing Lender within three Banking Days after the date such amount is due, such Lender will pay to the Agent, for the account of the Issuing Lender, on demand, an amount equal to the product of (i) such amount multiplied by (ii) the rate of interest applicable to such amount incurred by the Issuing Lender during the period from and including the date such amount payable under any Fronted LC is paid to the date on which such amount owed by the Lender to the Issuing Lender immediately available to the Issuing Lender, multiplied by (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Lender pursuant to Section 10.4(a) is not in fact made available to the Agent, for the account of the Issuing Lender, by such Lender within three Banking Days after the date such payment is due, the Issuing Lender will be entitled to recover from such Lender, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans or U.S. Base Rate Loans hereunder depending on whether the amount to be paid under such Fronted LC is in Canadian Dollars or U.S. Dollars. A certificate of the Issuing Lender submitted to any Lender with respect to any amounts owing under this Section 10.4 will be conclusive in the absence of manifest error.

(c)

Whenever, at any time after the Issuing Lender has paid an amount under any Fronted LC and has received from any Lender that Lender's Rateable Portion of such payment in accordance with Section 10.4(a), the Issuing Lender receives any reimbursement on account of such unreimbursed portion, or any payment of interest on account thereof, the Issuing Lender will pay to the Agent, for the account of such Lender that Lender's Rateable Portion thereof; provided, however, that in the event that any such a payment received by the Issuing Lender is required to be returned by the Issuing Lender, such Lender will return to the Agent for the account of the Issuing Lender the portion thereof previously distributed to it.

10.5     Reimbursement Obligation of the Borrower. If demand of payment (which may include a draft) is made under any Letter of Credit, the Issuing Lender will notify the Borrower and the Agent of the date and the amount thereof and the Agent, will likewise notify the other Lenders. The Borrower agrees to reimburse the Issuing Lender for the benefit of the Lenders, on each date on which the Issuing Lender pays an amount pursuant to such a demand of payment under any Letter of Credit for the amount of (a) such amount so paid, and (b) any Taxes, fees, charges or other costs or expenses reasonably incurred by the Issuing Lender connection with such payment, failing which the payment by the Issuing Lender of such drawing on such Letter of Credit shall constitute the making of a Canadian Prime Rate Loan or a U.S. Base Rate Loan as provided below. Each such payment will be made to the Issuing Lender in the same currency as the amount paid by the Issuing Lender and in immediately available funds. If the Borrower does not make any payment required by the preceding sentence from the proceeds of Advances obtained hereunder or otherwise, the Agent will, without receipt of a Notice of Drawdown and irrespective of whether any other applicable conditions precedent specified herein have been satisfied, make a Canadian Prime Rate Loan where the currency of such required payment is Canadian Dollars, or a U.S. Base Rate Loan where the currency of such required payment is in U.S. Dollars, to the Borrower in the aggregate amount of such required payment, and will forthwith give notice thereof to the Borrower and the Lenders. The Borrower agrees to accept each such Advance and hereby irrevocably authorizes and directs the Agent and the Lenders to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

10.6     Obligations Absolute. Subject to the last two sentences of this Section 10.6, the Borrower's obligations with respect to Letters of Credit under this Article 10 will be absolute and unconditional under any and all circumstances and irrespective of any set off, counterclaim or defence to payment which the Borrower or any other Person may have or have had against the Issuing Lender or any other Lender or beneficiary of a Letter of Credit. The Borrower also agrees with the Issuing Lender that the Agent, the Lenders or the Issuing Lender will not be responsible for, and the Borrower's obligations under Section 10.5 will not be affected by, among other things, any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other Person to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee; any matter referred to in Section 10.7; any invalidity of any obligation secured by any Letter of Credit; or any incapacity, disability or lack or limitation of status or of power of the Borrower or any beneficiary of any Letter of Credit. The responsibility of the Issuing Lender to the Borrower in connection with any demand of payment (which may include a draft) made under any Letter of Credit will, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such Letter of Credit. Any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or wilful misconduct and in accordance with applicable Law (unless determined otherwise in the final non-appealable judgment of a court of competent jurisdiction), will be binding on the Borrower and will not result in any liability of the Issuing Lender to the Borrower.

10.7     No Liability. The Borrower agrees that, other than to the extent provided in the last two sentences of Section 10.6, neither the Agent nor any Lender, including the Issuing Lender nor any of their respective officers, directors, employees or correspondents will assume liability for, or be responsible for:

(a)	the use which may be made of any Letter of Credit;

(b)	any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary;

(c)

the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(d)

payment by the Issuing Lender of any draft which does not comply with the terms of any Letter of Credit, unless such payment is not made in good faith or results from the gross negligence or wilful misconduct of the Issuing Lender as determined in the final non-appealable judgment of a court of competent jurisdiction;

(e)	the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(f)

any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to either the Borrower or any other Person;

(g)

any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

(h)	any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(i)

any failure by the Issuing Lender to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign Administrative Body or as a result of any other cause beyond the control of the Issuing Lender or its respective officers, directors, employees or correspondents.

10.8     Records. The Issuing Lender shall maintain records evidencing the undrawn and unexpired amount of each Letter of Credit issued or renewed by it outstanding hereunder and each Lender's share of such amount and evidencing for each Letter of Credit issued or renewed hereunder:

(a)	the dates of issuance or renewal and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Issuing Lender shall make copies of such records available to the Borrower, the Agent or any Lender upon its reasonable request.

10.9     Uniform Customs. Each Letter of Credit, except as specifically provided therein or as agreed to by the Issuing Lender as permitted herein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance or renewal of such Letter of Credit.

ARTICLE 11
INCREASED COSTS

11.1     Changes in Law.

(a)

If, after the date hereof, the adoption of any applicable Law (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Administrative Body or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity hereafter:

(i)

subjects such Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on such Lender's overall income), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes on such Lender's overall income) on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(ii)

imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by such Lender;

(iii)

imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital or liquidity requirements (including, without limitation, a requirement which affects such Lender's allocation of capital resources to its obligations) in respect of any Borrowing or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(iv)

directly or indirectly affects the cost to such Lender of making available, funding or maintaining any Borrowing or otherwise imposes on such Lender any other condition or requirement affecting this Agreement or any Borrowing or any obligation of such Lender hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the sole determination of such Lender acting in good faith, is:

(v)	to increase the cost to such Lender of performing its obligations hereunder with respect to any Borrowing;

(vi)	to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Borrowing or the Credit Facility; or

(vii)

to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Borrowing or the Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as "Additional Compensation"). Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being, the "New Rules"), shall in each case be deemed to be a "change in law" for the purposes of this Section 11.1, regardless of the date enacted, adopted or issued, in each case to the extent that such New Rules are materially different from those Laws which are in full force and effect on the Closing Date. Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Lender shall promptly so notify the Borrower and the Agent. The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender's Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(b)

Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 11.1(a) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of a period greater than 120 days prior to notification of such claim unless, in the latter case, the adopted change or other event or circumstance giving rise to such claim for Additional Compensation is retroactive in effect.

11.2     Assignment of Affected Borrowing. In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 11.1 with respect to any Borrowing (an "Affected Borrowing"), the Borrower may, upon two (2) Banking Days notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), require such Lender to assign its Rateable Portion of the Affected Borrowing outstanding together with accrued and unpaid interest on the principal amount so assigned up to the date of such assignment in the same manner as contemplated in Section 2.2(e) and by paying such Additional Compensation as may be applicable to the date of such payment and upon such assignment and payment being made that Lender's obligations to make such Affected Borrowings to the Borrower under this Agreement shall terminate.

11.3     Illegality. If a Lender determines, in good faith, that the adoption of any applicable Law (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Administrative Body or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain a Borrowing under the Credit Facility or to give effect to its obligations in respect of such a Borrowing, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Borrowing to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Borrowing in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Borrowing or any part thereof on other than the last day of the applicable LIBOR Period (in the case of LIBOR Based Loans) or term (in the case of Bankers' Acceptances and BA Equivalent Advances). If any such change shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated.

ARTICLE 12
EXPENSES

12.1     Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, syndication and maintenance of the Documents and the enforcement of their rights and remedies under the Documents.

ARTICLE 13
REPRESENTATIONS AND WARRANTIES

13.1     Representations and Warranties of the Borrower. The Borrower hereby represents and warrants to the Lenders that:

(a)

Incorporation, Organization and Power. Each of the Harvest Parties, other than the Subsidiary Trusts and the Subsidiary Partnerships, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of its jurisdiction of incorporation or amalgamation and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Subsidiary Partnerships has been duly formed as a general or limited partnership, as applicable, and is validly existing under the Laws of its jurisdiction of formation and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Subsidiary Trusts has been duly formed under the Laws of the Province of Alberta as a trust under such Laws and the trustee of each such trust has full power and capacity to enter into and perform its obligation under the Documents to which it is a party, and to carry on its trust activities as currently conducted.

(b)

Authorization and Status of Agreements. Each Document has been duly authorized, executed and delivered by each Harvest Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)	the constating documents or by-laws of, or any resolution of the directors, the trustee or partners, as the case may be, of any Harvest Party;

(ii)	any agreement or document to which any Harvest Party is a party or by which any Harvest Party's property is bound, and which is material to the Harvest Parties taken as a whole; or

(iii)	any applicable Law.

(c)

Enforceability. Each of the Documents to which a Harvest Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors' rights generally and by general principles of equity.

(d)

Litigation. There are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower's knowledge threatened, to which any of the Harvest Parties is, or to the Borrower's knowledge is threatened to be made, a party, the result of which would reasonably be expected, if successful against such party, to have a Material Adverse Effect.

(e)

Environmental Laws. Each of the Harvest Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations; all except to the extent that failure to so obtain or so comply would not reasonably be expected to have a Material Adverse Effect.

(f)	Environmental Condition of Property. The property or any part thereof owned, operated or controlled by any of the Harvest Parties:

(i)

is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging a material violation of Environmental Laws or, if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Harvest Parties, as applicable, to contest the validity thereof; and

(ii)

complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)

Title to Properties. Each of the Harvest Parties has good and valid title to its properties, subject only to Permitted Encumbrances and to minor defects of title which in the aggregate do not materially affect the rights of ownership therein taken as a whole among all Harvest Parties.

(h)

Operation of Properties. To the best of the Borrower's knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Harvest Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable law to have been abandoned), and all property owned or operated by the Harvest Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(i)

No Adverse Change. The audited consolidated financial statements of the Borrower for its most recent fiscal year end provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Borrower's consolidated financial position as at the date thereof and since the date of the most recent such financial statements provided to the Lenders there has been no occurrence of any event or circumstance which would reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent.

(j)

Information. To the knowledge of the Borrower and as of the Closing Date, all factual information heretofore or contemporaneously furnished by or on behalf of the Harvest Parties or KNOC to the Agent in connection with the Credit Facility was true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(k)	No Breach of Orders, Licences or Statutes. None of the Harvest Parties is in breach of:

(i)	any order, approval or mandatory requirement or directive of any Administrative Body;

(ii)	any governmental licence or permit; or

(iii)	any applicable Law,

the breach of which would reasonably be expected to have a Material Adverse Effect.

(l)	No Default. No Default or Event of Default has occurred and is continuing.

(m)

Approvals. All authorizations, consents, approvals, permits and licenses of any Administrative Body necessary for each of the Harvest Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals of any Administrative Body necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain would not reasonably be expected to have a Material Adverse Effect.

(n)	Subsidiaries and JV Entities.

As of the later of the Closing Date and the date that the most recent updated Schedule J was provided to the Agent:

(i)

all of the Subsidiaries and JV Entities, and the Borrower’s direct or indirect ownership interests therein, and whether such Subsidiaries are Material Subsidiaries or Unrestricted Subsidiaries, are set forth in Schedule J;

(ii)	all of the issued shares or units of such Subsidiaries and JV Entities have been validly issued and are outstanding as fully paid and non assessable Securities;

(iii)	the legal name, the jurisdiction of formation and the legal ownership of each of the Subsidiaries and JV Entities are set out in Schedule J; and

(iv)	all of the partners in the Subsidiary Partnerships and all of the trustees and beneficiaries of the Subsidiary Trusts are set forth in Schedule J.

(o)	Pension. No Harvest Party is a party to any defined benefit Pension Plan.

(p)

Insurance. Each Harvest Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Harvest Parties in accordance with prudent industry standards and Section 14.3(h).

(q)

Taxes. Each Harvest Party has filed all tax returns which are required to be filed and paid all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Harvest Party has made all appropriate provisions in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(r)

Note Indenture Covenant. The Aggregate Principal Amount up to the Aggregate Commitment Amount is permitted to be incurred and secured by the limitation on Indebtedness covenant in section 4.09(b)(i) of the Note Indenture described in part (a) of the definition of Note Indenture (and the equivalent provision in any other Note Indenture or credit agreement).

(s)

Anti-Money Laundering and Anti-Corruption. Each of the Harvest Parties is in compliance in all material respects with, and the Borrower has taken reasonable measures appropriate to the circumstances (in any event as required by applicable Laws) to ensure that each Harvest Party will continue to be in compliance in all material respects with, (i) all AML Legislation, (ii) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (iii) all other applicable anti-corruption Laws.

(t)

Sanctions. None of the Harvest Parties nor any of their respective directors, officers and employees (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Economic Sanctions, (ii) engages in any dealings or transactions prohibited by any Economic Sanctions, or is otherwise associated with any such Person in any manner that violates any Economic Sanctions, or (iii) is a Person identified on any listing of Persons subject to Economic Sanctions or subject to the limitations or prohibitions under any Economic Sanctions.

13.2     Representations and Warranties of KNOC. Each of the representations and warranties made by KNOC in Clause 3 of the KNOC Guarantee are deemed to be incorporated herein.

13.3     Acknowledgement. The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 13 in making the Credit Facility available to the Borrower and that each such representation and warranty (other than that made in Section 13.1(j) hereof which will not be restated and that made in Section 13.1(n) hereof and in Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facility except for Advances which are Rollovers or Conversions in which case only Section 13.1(l) will be deemed to be restated.

13.4     Survival and Inclusion. The representations and warranties in this Article 13 shall survive until all Obligations have been repaid and this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 14
COVENANTS

14.1     Reporting Covenants of Borrower. While any Obligations are outstanding or the Credit Facility remains in existence, the Borrower covenants with the Lenders that:

(a)

Financial Statements. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Borrower's quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(b)

Quarterly Compliance Certificate. Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a Compliance Certificate (which will include, among other things, a description of the mark to market exposure under any Lender Hedge Agreements).

(c)	Monthly Reporting. Within 10 Banking Days after the end of each month, the Borrower will provide the written report required by Section 14.3(n) to the Agent.

(d)

Independent Engineering Report. As and when same otherwise becomes available to the Borrower, the Borrower will deliver to the Agent any Independent Engineering Report that is produced which covers any or all of the proved Oil and Gas Properties of the Harvest Parties (together, if requested, with such other reports received or prepared by the applicable Harvest Parties relating to their reserves in connection with the preparation of their Oil and Gas Properties disclosure required by applicable Law).

(e)

Notice of Default. The Borrower will notify the Agent of the occurrence of any Default or Event of Default promptly upon becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(f)

Notice of Legal Proceedings. The Borrower will, promptly upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Harvest Party which, if adversely determined against the applicable Harvest Party, would reasonably be expected to have a Material Adverse Effect.

(g)

Notice of Environmental Damage. The Borrower will, promptly upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Harvest Parties which would reasonably be expected to have a Material Adverse Effect.

(h)

Notice of Material Adverse Effect. The Borrower will, promptly upon becoming aware thereof, notify the Agent of the occurrence of any event or circumstance that would reasonably be expected to have a Material Adverse Effect.

(i)

Notice of New Subsidiaries. The Borrower will notify the Agent of the creation or acquisition of any new Subsidiaries after the Closing Date or any other changes to the information set forth in Schedule J after the Closing Date by disclosing such information in the next Compliance Certificate delivered hereunder.

(j)

Reporting Regarding JV Entities. As and when same otherwise becomes available to the Borrower, the Borrower will deliver to the Agent copies of quarterly unaudited and annual audited financial statements for any JV Entity which is not a Material Subsidiary promptly after any such financial statements are prepared by or delivered to the Borrower.

For so long as the Borrower is required to calculate a borrowing base value of the Deep Basin Partnership's proven developed producing reserves in accordance with the definition of Net Deep Basin Redemption Price, the Borrower will deliver to the Agent an annual reserve report prepared by an independent engineering firm in respect of the proven developed producing Oil and Gas Properties owned by the Deep Basin Partnership and dated not earlier than December 31 of the immediately preceding year.

(k)	Notice of Korea Rating Change. As soon as possible but in any event within five (5) days after the occurrence thereof, the Borrower will notify the Agent of any change in the Korea Debt Rating.

(l)

Requested Information. The Borrower will, promptly after any request therefor, provide or make reasonably available to the Agent such other information regarding the Borrower and its Subsidiaries and their respective operations, business, insurance assets, environmental standing, financial condition, financial forecasts or other information as may in any such case be reasonably requested by the Agent on behalf of the Lenders (subject to any confidentiality restrictions which the Borrower shall use reasonable commercial efforts to overcome).

14.2     Reporting Covenants of KNOC. While the KNOC Guarantee remains in effect, each of the reporting undertakings made by KNOC in Clauses 4.1 and 4.2 of the KNOC Guarantee are deemed to be incorporated herein.

14.3     Affirmative Covenants of Borrower. While any Obligations are outstanding or the Credit Facility remains in existence, the Borrower covenants with the Lenders that:

(a)	Punctual Payment. The Borrower will pay or cause to be paid all Obligations punctually when due.

(b)

Legal Existence. Except as permitted by Section 17.1, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect each of the Borrower's and the applicable Harvest Parties' legal existence in good standing under the Laws of its governing jurisdiction.

(c)

Compliance with Law. The Borrower will, and will cause the other Harvest Parties to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(d)

Performance. The Borrower will, and will cause each of the other Harvest Parties and, if applicable, any of the Unrestricted Subsidiaries to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(e)

Inspection of Property; Books and Records; Discussions. The Borrower will, and will cause each Harvest Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders' expense) and at any time while a Default or Event of Default exists (at the Borrower's expense), subject to the Borrower's health and safety requirements and to the extent reasonably within its control, to visit and inspect any property of any Harvest Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Harvest Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Harvest Party with their senior officers and (in the presence of such representatives, if any, as it may designate) with its auditors.

(f)

Operation of Properties. The Borrower will, and will cause the other Harvest Parties to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable commercial efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(g)

Performance of Leases. The Borrower will, and will cause the other Harvest Parties to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(h)

Insurance. The Borrower will maintain or cause to be maintained with insurers of recognized standing adequate insurance (including deductibles which are customary for the industry) in respect of the property of the Harvest Parties, including all wellhead equipment and other plant and equipment according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(i)

Payment of Taxes. The Borrower will, and will cause the other Harvest Parties to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Harvest Party has made all appropriate provisions in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(j)

Remittances. The Borrower will, and will cause the other Harvest Parties to, make all of the remittances required to be made by each Harvest Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k)	New Security.

(i)

Within 10 Banking Days after the creation or acquisition of a new Material Subsidiary or the designation of an existing Subsidiary as a new Material Subsidiary pursuant to Section 15.1, the Borrower will cause such Material Subsidiary to execute and deliver to the Agent the applicable Security together with a certificate of a senior officer of such Harvest Party confirming that all authorizations and actions have been taken by such Harvest Party to authorize, execute and deliver such Security.

(ii)

Concurrently with the delivery of the applicable Security and other documents required pursuant to paragraph (i) of this Section 14.3(k), the Borrower will also deliver or cause to be delivered such other documentation relating thereto, including legal opinions of the Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(l)	Ownership of Assets. The Borrower will ensure at all times that Harvest Parties' Tangible Assets constitute at least 60% of Consolidated Tangible Assets.

(m)

New Affiliate Subordination Agreements. Not later than 10 Banking Days after a Harvest Party incurs any Indebtedness to an Affiliate (other than a Harvest Party or a JV Entity), the Borrower will cause the holder of such Indebtedness to execute and deliver to the Agent an Affiliate Subordination Agreement together with a certificate of a senior officer of such entity confirming that all authorizations and actions have been taken by such entity to authorize, execute and deliver such Affiliate Subordination Agreement. The Borrower will also deliver or cause to be delivered such other documentation relating thereto, including legal opinions of the Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(n)

Cash Collateralization of Certain Secured Obligations. Within 10 Banking Days after the end of each month, the Borrower will provide a written report to the Agent in substantially the form of Schedule P which states (as at such month end) (i) the Harvest Parties’ aggregate net mark to market liabilities under all of their Lender Hedge Agreements (measured as their aggregate “out of the money” positions minus their aggregate “in the money” positions under such agreements), (ii) the Cash Management Obligations and (iii) the Aggregate Principal Amount (including reasonable particulars regarding the calculations thereof). If, in the case of clause (i) above, such aggregate net mark to market liabilities exceed the Canadian Dollar Exchange Equivalent of U.S.$100,000,000, or in the case of clause (ii) above, the Cash Management Obligations exceed the Canadian Dollar Exchange Equivalent of Cdn.$75,000,000, (each such excess amount being referred to herein as the “Excess Exposure”), then the Borrower will within 2 Banking Days after making such determination deposit Escrow Funds in the the Canadian Dollar Exchange Equivalent of such Excess Exposure to the Agent in accordance with Section 18.5. If at the end of the next or any subsequent month, the Excess Exposure (A) increases by more than the Canadian Dollar Exchange Equivalent of Cdn.$500,000, then the Borrower will increase the amount of such Escrowed Funds on deposit in increments equal to the Canadian Dollar Exchange Equivalent of Cdn.$500,000, or (B) decreases by more than the Canadian Dollar Exchange Equivalent of Cdn.$500,000, then the Agent will release a portion of such Escrowed Funds on deposit to the Borrower in increments equal to the Canadian Dollar Exchange Equivalent of Cdn.$500,000.

14.4     Affirmative Covenants of KNOC. While the KNOC Guarantee remains in effect, each of the positive undertakings made by KNOC in Clauses 4.6, 4.7, 4.8, 4.9, 4.10, 4.11 and 4.12 of the KNOC Guarantee are deemed to be incorporated herein.

14.5     Intentionally Deleted

14.6     Negative Covenants of Borrower. While any Obligations are outstanding or the Credit Facility remains in existence:

(a)

Limitation on Liens. The Borrower will not, and will not permit any other Harvest Parties to, create, issue, incur, assume or permit to exist a Security Interest over any of its property, assets or undertaking, except for Permitted Encumbrances.

(b)	Limitation on Distributions. The Borrower will not, and will not permit any other Harvest Parties to:

(i)	make any Distribution except for the following permitted Distributions (and any single Distribution may be subdivided and allocated among any one or more of parts (A), (B) and (C) below):

(A)

any Distribution provided that the aggregate amount of all Distributions made under this Section 14.6(b)(i)(A) during the most recently ended three fiscal quarters and the current fiscal quarter will not exceed an amount equal to (x) Consolidated EBITDA for the most recently ended four fiscal quarters minus (y) the aggregate capital expenditures, cash interest and cash taxes paid by the Harvest Parties during the most recently ended four fiscal quarters;

(B)

any Distribution provided that the amount of such Distribution together with the aggregate amount of all other Distributions made under this Section 14.6(b)(i)(B) does not exceed the sum of U.S. $171,000,000 plus the aggregate amount of cash proceeds received by the Borrower after the Closing Date from (x) issuances of new common share equity of the Borrower, Intercompany Subordinated Debt or Subordinated Debt to an Affiliate of the Borrower (other than a Subsidiary of the Borrower and excluding, for certainty, the conversion of any Intercompany Subordinated Debt into common share equity of the Borrower) and (y) issuances of new equity (including preferred shares or other hybrid securities which in any case do not obligate the issuer to make any mandatory dividends, redemptions or other payments until at least 91 days after the latest Credit Facility Termination Date of any Lender in effect on the date such preferred shares are issued) to a non-Affiliate of the Borrower provided that such issuance does not provide for any restrictions on the use of the proceeds therefrom and will not impose any financial obligations on the Borrower or any Subsidiary thereof (other than customary dividend and redemption obligations relating to such issuance) whether directly or indirectly under any other related transaction; and

(C)	any other Distribution provided that the amount of such Distribution together with the aggregate amount of all other Distributions made under this Section 14.6(b)(i)(C) does not exceed $50,000,000;

provided that, notwithstanding the foregoing, no permitted Distribution shall be made if a Default or Event of Default exists or would reasonably be expected to occur as a result of the making of such Distribution;

(ii)	make any payment in respect of the Notes if a Default or Event of Default exists or would reasonably be expected to occur as a result of making such payment; or

(iii)

make any payment (other than the issuance of common shares of the Borrower) in respect of Subordinated Debt if a Default or Event of Default exists or would reasonably be expected to occur as a result of making such payment.

(c)

Limitation on Hedge Agreements. The Borrower will not, and will not permit any other Harvest Parties to, enter into or maintain Hedge Agreements unless such Hedge Agreements are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower; provided that notwithstanding the foregoing, the Borrower and the other Harvest Parties will not enter into or maintain Hedge Agreements for speculative purposes.

(d)	Financial Assistance or Capital Contributions. The Borrower will not, and will not permit any other Harvest Parties to:

(i)	provide any guarantee, loan or other financial assistance to any Person, other than to or for the benefit of another Harvest Party; or

(ii)	make any contributions of capital or any other forms of equity investment in any Person that is not a Harvest Party;

if:

(iii)	a Default or Event of Default exists or would reasonably be expected to occur as a result of the provision or making such financial assistance or capital contribution; or

(iv)	the provision or making of such financial assistance or capital investment would reasonably be expected to result in a Material Adverse Effect.

(e)

Transactions with Affiliates. The Borrower will not, and will not permit any other Harvest Parties to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders, partners or with any Affiliate, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder, partner or Affiliate or with any of its directors or officers, except transactions, agreements or arrangements which are in the ordinary course of business of the applicable Harvest Parties and which are upon terms which are (when taken as a whole in the case of related transactions, agreements or arrangements) not materially less favourable to the applicable Harvest Party than it would obtain in comparable arms-length transaction; provided that such restriction will not apply to: (i) any transaction wholly among the Harvest Parties, (ii) loans or other financial assistance from KNOC and its subsidiaries and Affiliates which may be at less than market rates provided that such loans otherwise are in accordance with applicable Laws, (iii) the JV Entity Loans and the transactions resulting in the formation of the JV Entities to the extent such transactions are otherwise permitted hereby, or (iv) any transactions or agreements where the aggregate payments made thereunder are less than $5,000,000 per calendar year.

(f)	Change in Business. The Borrower will not, and will not permit any other Harvest Parties to:

(i)

make any material change in the nature of its business as carried on at the Closing Date which in any event will be permitted to include the ownership and development of Oil and Gas Properties and the refining and marketing of Petroleum Substances (whether or not produced from the Oil and Gas Properties) and properties and businesses reasonably ancillary thereto and including, without limitation, the exploration, development, production, processing, upgrading, transportation and non-speculative marketing of Petroleum Substances and related products; or

(ii)	carry on business outside of the OECD Countries or any other jurisdictions approved by the Majority Lenders in their sole discretion.

(g)

Asset Dispositions. The Borrower will not, and will not permit any other Harvest Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition would reasonably be expected to have a Material Adverse Effect; provided that, for certainty, the BlackGold Disposition shall be deemed to be a permitted disposition hereunder to the extent that the net cash proceeds thereof are applied to prepay the Aggregate Principal Amount in accordance with Section 2.4.

(h)

Indebtedness of JV Entities. The Borrower will not permit any JV Entity to create, incur, assume or suffer to exist any Indebtedness which provides the lenders or holders of such Indebtedness with any recourse to or against any of the Harvest Parties (other than such JV Entity, if applicable) or their respective assets.

14.7     Negative Covenants of KNOC. While the KNOC Guarantee remains in effect, each of the negative undertakings made by KNOC in Clauses 4.3, 4.4 and 4.5 of the KNOC Guarantee are deemed to be incorporated herein.

ARTICLE 15
DESIGNATION OF MATERIAL SUBSIDIARIES

15.1     Designation of Unrestricted/Material Subsidiaries.

(a)	The Borrower from time to time, by notice to the Agent, shall be entitled to designate and redesignate that either:

(i)	a Material Subsidiary will be an Unrestricted Subsidiary; or

(ii)	an Unrestricted Subsidiary or new Subsidiary will be a Material Subsidiary,

provided that the Borrower will not be entitled to:

(iii)	make any designation of a Material Subsidiary as an Unrestricted Subsidiary if such Material Subsidiary is included in part (a) of the definition thereof;

(iv)	make any such designation if a Default or an Event of Default has occurred and is continuing (unless such designation will cure such Default or Event of Default);

(v)	make any such designation if a Default or an Event of Default would result from or exist immediately after such a designation; or

(vi)

make any designation of a partially-owned Subsidiary as a Material Subsidiary unless the Borrower provides evidence satisfactory the Agent, acting reasonably, that (A) all Persons (other than the Borrower and its wholly-owned Subsidiaries) which own any Securities in such partially- owned Subsidiary have consented to such designation or (B) no such consent from such Persons is required (whether by contract, applicable Law or otherwise).

(b)

The Borrower will, concurrently with delivery of a notice pursuant to Section 15.1(a), deliver to the Agent (i) a certificate of a senior officer of the Borrower addressed to the Agent and the Lenders certifying that the Borrower is entitled to make the designation referenced in such notice and (ii) an updated Schedule J reflecting such designation.

(c)	Promptly after receipt of a notice pursuant to Section 15.1(a) which designates a Material Subsidiary to be an Unrestricted Subsidiary, the Agent shall release the Security granted by such Subsidiary.

ARTICLE 16
INDEMNITY OF BORROWER

16.1     Indemnity of Borrower. The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, employees, consultants and agents (in this Section 16.1, collectively the “indemnified parties”), from and against any Claims suffered or incurred by an indemnified party, in any way relating to, arising out of, or incidental to:

(a)	the Credit Facility including, without limitation, the use of proceeds of the Credit Facility to finance any transaction (whether in whole or in part or directly or indirectly); or

(b)

the Release of any Contaminant into the Environment or breach of any Environmental Laws and the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release or breach;

except in such cases where and to the extent that any such Claim arises from the gross negligence or wilful misconduct of such indemnified parties as determined in the final non-appealable judgment of a court of competent jurisdiction. This indemnity will survive repayment or cancellation of the Credit Facility or any part thereof, including any termination of the other provisions of this Agreement. Other than for reasonable costs and expenses incurred by the indemnified parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefor), the indemnified parties will not request indemnification from the Borrower unless an indemnified party is required by Law, based on the advice of such indemnified party's counsel, to honour a Claim or any part thereof. The indemnified parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties. The provisions of this Article 16 shall survive repayment of the Obligations and termination of this Agreement.

16.2     Right to Defend. The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 16.1; provided that:

(a)

the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the indemnified party or a conflict of interest between the Borrower and the indemnified party; and

(b)

the indemnified party, at the Borrower's expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the indemnified party which are different from or in addition to those available to the Borrower, and such participation by the indemnified party in the defence will not release the Borrower from any liability that it may have to such indemnified party.

ARTICLE 17
REORGANIZATION

17.1     Successor Harvest Party. The Borrower will not, and will not permit any other Harvest Party to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of such Harvest Party would become the property of any other Person (a “successor entity”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (provided that a transaction solely among the Harvest Parties shall be permitted) unless:

(a)

prior to or contemporaneously with the consummation of such transaction, such Harvest Party, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent, acting reasonably, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor entity shall have assumed all the covenants and obligations of such Harvest Party under the Documents to which it is a party;

(ii)

the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)	the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which such Harvest Party is a party are not adversely affected in any material respect; and

(iv)	legal opinions satisfactory to the Agent confirming the matters set forth in Sections 17.1(a)(i) and (ii) above are provided by Borrower's Counsel;

(b)	no Default or Event of Default is subsisting or would occur after giving effect to such transaction;

(c)

the Lenders, acting reasonably, are satisfied that the creditworthiness of the successor entity is no less than the creditworthiness of the predecessor entity or are otherwise satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity if the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that the senior secured long term debt of the successor entity or a parent guarantor thereof will be rated equal to or above Investment Grade after giving effect to such transaction; and

(d)	such transaction would not otherwise be reasonably expected to have a Material Adverse Effect.

ARTICLE 18
EVENTS OF DEFAULT

18.1     Event of Default. Each of the following events will constitute an Event of Default:

(a)

Failure to Pay. If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of 3 Banking Days.

(b)

Incorrect Representations. If any representation or warranty made or deemed to be made by a Harvest Party or KNOC in the Documents will prove to have been incorrect when so made or deemed to have been made as herein provided and, if capable of being cured, such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(c)	Breach of Selected Covenants. If a Harvest Party defaults in the performance or observance of any of the covenants or agreements in Section 14.6(g) or 17.1.

(d)

Breach of Remaining Covenants. Except for an Event of Default set out elsewhere in this Section 18.1, if a Harvest Party or KNOC defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Harvest Party or KNOC with the Agent and the Lenders and, if capable of being cured, such default continues for a period of 30 days after the earlier of a senior officer of the Borrower or another Harvest Party or KNOC acquires actual knowledge thereof or notice thereof is given to the Borrower or KNOC by the Agent.

(e)

Insolvency. If a judgment, decree or order of a court of competent jurisdiction is entered against any of the Harvest Parties or KNOC, (i) adjudging such party bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other person with like powers, over all, or substantially all, of the property of such party and, in the case of a petition, application or proceeding instituted by a third party, such judgment, decree or order is not stayed or dismissed within 10 Banking Days.

(f)

Winding Up. If, (i) except as permitted by Section 17.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of any of the Harvest Parties or KNOC, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) if any of the Harvest Parties or KNOC institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Harvest Parties or KNOC consents to the filing of any petition under any such Law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of such party's property, or (iv) any of the Harvest Parties or KNOC makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) any of the Harvest Parties or KNOC takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)

Other Indebtedness. Any default shall have occurred and is continuing in respect of any Indebtedness of any one or more of the Harvest Parties or KNOC (other than the Secured Obligations) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof (or counterparty thereto in the case of a Hedge Agreement other than a Lender Hedge Agreement) to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Harvest Party which is repayable on demand, and the aggregate outstanding principal amount of all such Indebtedness is at least U.S. $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof).

(h)

Final Judgments. A final judgment or judgments or any order is entered against any one or more Harvest Parties or KNOC in an aggregate amount equal to or greater than U.S. $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof), which remains unsatisfied or undischarged for a period of 30 days during which such judgment shall not be subject to an appeal or execution thereof will not be effectively stayed.

(i)

Cessation of Business. Except as permitted by Section 17.1, any of the Harvest Parties whose business or assets are material to the Harvest Parties taken as a whole or KNOC ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(j)

Other Secured Obligations. Any Harvest Party fails to make payment when due of any Hedge Indebtedness or Cash Management Obligations and such payment default continues for 5 Banking Days after the expiry of all applicable cure periods.

(k)

Seizure of Property. The property of any one or more of the Harvest Parties or KNOC having a fair market value in excess of U.S. $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof), in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of U.S. $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof) shall exist in respect of any one or more of the Harvest Parties or KNOC or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(l)	Loss of Control.

(i)	If KNOC ceases at any time to have Control of the Borrower; or

(ii)	If the Republic of Korea ceases to directly or indirectly own at least 51% of the shares in KNOC.

(m)

Enforceability of Documents. If (i) any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated and the Borrower has not, if such defect is capable of being remedied, forthwith commenced to remedy such defect and remedied such defect within 30 days after notice thereof being given to the Borrower by the Agent, or (ii) the validity or enforceability of any material provision of any Document shall at any time be contested by any Harvest Party or KNOC.

(n)

Qualified Auditor Report. If the audited financial statements of the Borrower that are required to be delivered by the Borrower pursuant to Section 14.1(a), or if the audited financial statements of KNOC that are required to be delivered by KNOC pursuant to the KNOC Guarantee, contain a qualification or “going concern” note that is not acceptable to the Majority Lenders, acting reasonably, and such qualification or note is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders, acting reasonably, within a period of 30 days after the delivery of such financial statements by the Borrower hereunder or by KNOC under the KNOC Guarantee; provided that a “going concern” note resulting from the impending maturity of any Indebtedness within the four full fiscal quarter period following the relevant date of such financial statements shall not trigger this Event of Default.

(o)

Joint Venture Obligations. Any default by a Harvest Party shall have occurred and is continuing in respect of any joint venture obligations relating to a Joint Venture Entity that either (i) involves a payment obligation in excess of U.S. $35,000,000 (or the Canadian Dollar Exchange Equivalent thereof) or (ii) entitles a third party joint venture participant to exercise a default buyout remedy against such Harvest Party (after the expiry of any cure periods with respect thereto).

(p)	KNOC Debt Rating. If the KNOC Debt Rating becomes:

(i)	more than one level lower than the Korea Debt Rating; or

(ii)	less than A- from S&P or A3 from Moody's or unrated from S&P or Moody's.

18.2     Remedies. Upon the occurrence of an Event of Default, the Lenders may forthwith terminate any further obligation to make Advances and/or the Majority Lenders, through the Agent, may declare all Obligations to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders may, subject to Sections 21.11 and 22.11, exercise any and all rights, remedies, powers and privileges afforded by the Security or applicable Law or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

18.3     Set-Off. If an Event of Default exists, each Lender is hereby authorized at any time and from time to time during the continuance of such Event of Default, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by Law, to set-off and apply any and all deposits (whether general or special, time or demand, provisional or final, matured or unmatured) at any time held and any and all other obligations at any time owing by such Lender to or for the credit or the account of the Borrower, against any or all of the Obligations of the Borrower. Such Lender agrees to promptly notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such deposits or other obligations are expressed in different currencies and such Lender is hereby authorized to effect any necessary currency conversions at the Exchange Rate.

18.4     Waivers. An Event of Default may be waived by the Majority Lenders, except that an Event of Default set forth in Section 18.1(e), 18.1(f), 18.1(i) or 18.1(l) may only be waived by all of the Lenders.

18.5     Escrow Funds. Upon the occurrence of an Event of Default, after a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the Issuing Lender under a Letter of Credit or extending the liability of the Issuing Lender to make payment under a Letter of Credit beyond the expiry date specified therein, or if otherwise specifically required pursuant to Section 14.3(n) or any other provision of this Agreement, the Borrower will forthwith pay to the Agent for deposit into a collateral account maintained for the benefit of the Lenders, the Issuing Lender, the Hedge Lenders, the Cash Managers or any Non-Extending Lender, as applicable, an amount equal to such Lender(s)' maximum potential liability under then outstanding Bankers' Acceptances and Letters of Credit or such other amount specifically required by this Agreement, as applicable (the “Escrow Funds”). Such cash collateral account(s) shall be assigned to the Agent as security for, and the Escrow Funds will be held by the Agent for set-off against, indebtedness and obligations owing by the Borrower to the Lenders, the Issuing Lender, the Hedge Lenders, the Cash Managers or any Non-Extending Lender, as applicable, in respect of such Bankers' Acceptances, Letters of Credit, Hedge Indebtedness or Cash Management Obligations, as applicable, and the Agent is hereby irrevocably directed by the Borrower to so apply such cash collateral. Pending such set-off or release of the Escrow Funds (or, in the case of Section 14.3(n), as set out in clause (B) thereof), the Escrow Funds cannot be withdrawn by the Borrower and will bear interest at the rate payable by the Agent from time to time generally in respect of deposits for such amount, and for the period from the date of deposit to the earlier of the date of release thereof and the Maturity Date of the Bankers' Acceptances, the expiry of the Letters of Credit or the termination of such other obligation to provide such Escrow Funds, as applicable. If such Event of Default is either waived or cured in compliance with the terms of this Agreement (or, in the case of part (B) of the last sentence in Section 14.3(n), the Excess Exposure is reduced to the extent required therein), then the remaining Escrow Funds deposited as a consequence of such Event of Default (or, in the case of Section 14.3(n), that portion of the Escrow Funds required to be released by part (B) of the last sentence thereof), if any, together with any accrued interest thereon to the date of release will be returned to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount, the Hedge Indebtedness or the Cash Management Obligations, as applicable, until such time as the Escrow Funds are actually paid to the Lenders, the Issuing Lender, the Hedge Lenders, the Cash Managers or any Non-Extending Lender, as applicable.

ARTICLE 19
CONFIDENTIALITY

19.1     Exchange and Confidentiality of Information

(a)

Each of the Agent and the Lenders acknowledges the confidential nature of the Information (as defined below) and agrees to use all reasonable efforts to prevent the disclosure thereof; provided, however, that:

(i)

the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(ii)

the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(iii)

the Agent and the Lenders may disclose all or any part of the Information to the extent required or requested by any Administrative Body purporting to have jurisdiction over such Person or its Related Parties (including the Office of the Superintendent of Financial Institutions or similar body and any self-regulatory authority, such as the National Association of Insurance Commissioners);

(iv)

the Agent and the Lenders may provide Lenders' legal counsel and their respective auditors, agents and other professional advisors with any Information; provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;

(v)

the Agent and each of the Lenders may provide their insurers and re- insurers and any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower, its Subsidiaries and the Obligations with any Information; provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;

(vi)

the Agent and the Lenders may disclose the Information to (A) their respective Affiliates, (B) any other Lender or (C) any assignee or participant or bona fide prospective assignee or participant pursuant to Section 20.2, in each case where such Person agrees to be under a like duty of confidentiality to that contained in this Section;

(vii)

the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent or any Lender to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit; and

(viii)

the Agent and the Lenders may disclose all or any part of the Information to legal counsel for any Person which is entitled to receive such Information pursuant to this Section; provided that such counsel shall be under a like duty of confidentiality to that contained in this Section.

(b)	Each of the Agent and the Lenders acknowledges and agrees that the Information cannot be used for any purposes other than in connection with matters relating to this Agreement.

(c)

For the purposes of this Section 19.1, "Information" means the financial, operational and other information and data provided to the Agent and the Lenders from time to time by the Borrower or any Subsidiary pursuant to this Agreement, but shall exclude information and data (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower or any Subsidiary, lawfully in the Agent's or relevant Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received.

ARTICLE 20
ASSIGNMENT

20.1     Assignment of Interests. Except as expressly permitted under this Article 20 and subject to Article 17, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

20.2     Assignment by the Lenders. Each Lender will have the right to sell or assign, in minimum portions of $10,000,000 (unless such assignment is between existing Lenders or consists of a Lender's entire Individual Commitment Amount), such Lender's Individual Commitment Amount to one or more financial institutions with the consent of the Agent and, in the case of a sale or assignment by a Lender, the consent of the Issuing Lender and the Swingline Lender and, in all cases if no Event of Default has occurred and is continuing, the consent of the Borrower, each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount (other than the Discount Rate for Bankers' Acceptances) than it would have been obliged to pay if the Lender had not made an assignment and provided further that each continuing Lender will at all times maintain an Individual Commitment Amount in an aggregate principal amount at least equal to $10,000,000. Notwithstanding the foregoing, a Lender may sell or assign its Rateable Portion to an Affiliate thereof without the consent of the Agent, the Issuing Lender, the Swingline Lender or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such sale or assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such sale or assignment. An assignment fee of $5,000 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender. In the event of such sale or assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation, sale or assignment. Notwithstanding the foregoing, any Lender may, without the consent of the Borrower, the Agents, the Issuing Lender or the Swingline Lender, at any time pledge or assign a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, or other central bank having jurisdiction over such Lender and this Section 20.2 shall not apply to any such pledge or assignment of a Security Interest; provided that no such pledge or assignment of a Security Interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

20.3     Effect of Assignment. To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 20.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower's recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

20.4     Participations. Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a “Participant”) participating interests in any of the Borrowings, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)	no participation contemplated in this Section 20.4 will relieve such Lender from its commitments or other obligations hereunder or under any other Document;

(b)	such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)	the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Documents;

(d)	no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e)	the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 21
ADMINISTRATION OF THE CREDIT FACILITY

21.1     Authorization and Action.

(a)

Authorization and Action. Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)

Lenders' Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)

Deemed Consent. If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, 10 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

21.2     Procedure for Making Advances.

(a)	Pro Rata Advances. Subject to Sections 2.3, 2.8(b), 6.3, 6.4 and 6.5, all Advances made by the Lenders will be made in accordance with each Lender's Rateable Portion of such Advance.

(b)

Instructions from Borrower. Subject to Article 9, the Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender's Rateable Portion of such Advances have been credited in accordance with Section 5.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Drawdown, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent as determined in the final non-appealable judgment of a court of competent jurisdiction.

(c)

Assumption Respecting Availability. Unless the Agent has been notified by a Lender within 2 Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender's Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender's Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender's Rateable Portion of the Advance for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance.

21.3     Remittance of Payments. Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender's Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

21.4     Adjustments Among Lenders. Each Lender (or Hedge Lender for the purposes of paragraphs (c), (e) and (f) below) agrees that:

(a)

After an acceleration of the Obligations pursuant to Section 18.2, it will at any time or from time to time, upon the request of the Agent as required by any Lender, purchase, on a non-recourse basis at par, an undivided participation in the Obligations owing to the other Lenders and make any other adjustments which may be necessary or appropriate, in order that the amount of Obligations owing to each Lender, as adjusted pursuant to this Section 21.4(a), will be equal to such Lender's Rateable Portion (as determined without regard to any prior adjustments pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5) of the Obligations owing to all Lenders.

(b)

After an acceleration of the Obligations pursuant to Section 18.2, the amount of any repayment made by the Borrower under the Documents and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Documents which are to be applied against the Obligations will be so applied in a manner so that to the extent possible the amount of Obligations owing to each Lender, after giving effect to such application and Section 21.4(a), will be equal to such Lender's Rateable Portion (as determined without regard to any prior adjustments pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5) of the Obligations owing to all Lenders.

(c)

If it exercises any right of counter-claim, set off, bankers' lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)

amounts outstanding at such time owed by the Borrower to such Lender under this Agreement or the Lender Hedge Agreements to which it is a party, which amounts will be applied in accordance with Sections 4.2, 21.4 and Section 22.11; and

(ii)

amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (including a Bankers' Acceptance or Letter of Credit) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers' acceptance without apportionment.

(d)

If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (c) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 21.4 to share in the benefits of any recovery on such secured claims.

(e)	If it does any act or thing permitted by paragraphs (c) and (d) above, it will promptly provide full particulars thereof to the Agent.

(f)

Except as permitted under paragraphs (c), (d) and (e) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers' lien or similar right without the prior consent of the other Lenders.

21.5     Duties and Obligations. The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct as determined in the final non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agent:

(a)	may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;

(b)

may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)

will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Harvest Party made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facility, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

21.6     Prompt Notice to the Lenders. Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

21.7     Agent and Agent Authority. With respect to its Rateable Portion of the Aggregate Commitment Amount and the Advances made by it as a Lender, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Harvest Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

21.8     Lenders' Credit Decisions. It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Harvest Parties or any other Person under or in connection with the Credit Facility (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Harvest Parties. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Harvest Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

21.9     Indemnification. The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their aggregate respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct as determined in the final non-appealable judgment of a court of competent jurisdiction. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its aggregate Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

21.10     Successor Agent. The Agent may, as hereinafter provided, resign at any time by giving 30 days' prior notice (the “Resignation Notice”) thereof to the Lenders and the Borrower. The Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the “Successor Agent”) to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent's obligations hereunder as a Lender, including for its Rateable Portion of the Aggregate Commitment Amount. After the resignation of the Agent as agent hereunder, the provisions of this Article 21 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder. Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

21.11     Taking and Enforcement of Remedies. Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Obligations hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facility, including any acceleration of the Obligations or enforcement of the Security, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as provided herein). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Subject to Section 18.5, each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Harvest Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

21.12     Reliance Upon Agent. The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

21.13     Agent May Perform Covenants. If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus the Applicable Margin for Canadian Prime Rate Loans (prior to an Event of Default) plus 2%.

21.14     No Liability of Agent. The Agent, in its capacity as agent of the Lenders, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

21.15     Nature of Obligations under this Agreement.

(a)

Obligations Separate. The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)	No Liability for Failure by other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

21.16     Lender Consent.

(a)

Unanimity. Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders, the following waivers or amendments will require the approval, consent or agreement, as the context requires, of all Lenders:

(i)	the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders or under any of the Documents pertaining to the Credit Facility;

(ii)	any increase to the Aggregate Commitment Amount under the Credit Facilities or the limit on Swingline Borrowings;

(iii)	subject to Section 4.10 and Article 17, the requirement for delivery of, or any waiver or material amendment under, or release of, any Security;

(iv)

any changes to the type of Advances, any extension of the Credit Facility Termination Date (other than in accordance with the extension mechanics in Section 2.2) or any reduction in any of the Applicable Margins;

(v)	any waiver of or amendment to Section 18.4, this Section 21.16(a) or Section 22.11; and

(vi)	any change to the definition of “Majority Lenders”.

(b)

Majority Consent. Subject to Section 21.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facility and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facility will bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders; provided that any waiver or amendment which changes or relates to any material rights or obligations of the Agent, the Swingline Lender, the Issuing Lender, a Hedge Lender or a Cash Manager shall also require the agreement in writing of such Party.

21.17     Intercreditor Agreements. Each Lender acknowledges that the Agent has or may hereafter enter into any intercreditor or other priority agreement contemplated by the terms of this Agreement and is authorized to do so for and on behalf of the Lenders. Notwithstanding anything to the contrary, expressed or implied herein, all rights, powers and recourses available to the Agent and the Lenders under the Documents shall be subject to such other intercreditor or priority agreements. The Borrower acknowledges that each other intercreditor or priority agreement will be entered into by the Agent for the benefit of the Lenders.

21.18     Cash Collateral and Withholding from a Defaulting Lender.

(a)

Each Defaulting Lender shall be required to provide to the Agent cash in such amount, as determined from time to time by the Agent in its reasonable discretion, equal to all obligations of such Defaulting Lender which are either then owing under this Agreement or, in the case of contingent obligations under any outstanding Letters of Credit or Swingline Advance (after giving effect to the re- allocation provisions in Section 21.19), may become owing to any Issuing Lender.

(b)

The Agent shall be entitled to withhold from any Defaulting Lender’s Rateable Portion of all payments received from the Borrower hereunder such amount as such Defaulting Lender is required to provide as cash collateral under Section 21.18(a) and the Agent is entitled to set-off such amounts against such Defaulting Lender’s defaulted obligations to fund amounts previously required to be paid by such Defaulting Lender under this Agreement and to purchase participations previously required to be purchased by such Defaulting Lender under this Agreement.

(c)

All funds received by the Agent pursuant to Sections 21.18(a) and 21.18(b) shall be deposited by the Agent in one or more cash collateral accounts in the name of the Agent, which amounts shall be used by the Agent:

(i)	first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by the Defaulting Lender pursuant to any Document;

(ii)

second, to repay on a Rateable Portion the incremental portion of any Obligations made by a Non-Defaulting Lender pursuant to Section 21.19 in order to fund a funding shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Non-Defaulting Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Obligations; and

(iii)

third, to cash collateralize all other contingent obligations of such Defaulting Lender to the Agent or any Issuing Lender which are outstanding pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its reasonable discretion;

provided that any such funds in excess of such Defaulting Lender's defaulted obligations shall be paid to the Defaulting Lender.

(d)

For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, except for the gross negligence or wilful misconduct of the Agent as determined by a final non- appealable judgement of a court of competent jurisdiction.

21.19     Funding Where there is a Defaulting Lender.

(a)	Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)

the Standby Fee payable pursuant to Section 3.4 shall cease to accrue on the unused portion of the Individual Commitment Amount of such Defaulting Lender if and for so long as such Lender is a Defaulting Lender;

(ii)

a Defaulting Lender shall not be included in determining whether, and the Individual Commitment Amount and the Lender's proportion of the Aggregate Principal Amount of such Defaulting Lender shall be excluded in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 21.16); provided that any waiver, amendment or modification that (A) applies to such Defaulting Lender in a manner that differs in any material respect from its application to other affected Lenders, (B) increases the Individual Commitment Amount of such Defaulting Lender, (C) extends any Maturity Date applicable to such Defaulting Lender, (D) decreases the Applicable Margin applicable to such Defaulting Lender or (E) postpones, reduces or waives any principal payment due to such Defaulting Lender hereunder shall in each case require the consent of such Defaulting Lender; and

(iii)	for certainty, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender;

provided that the Agent shall only be required to give effect to (i) and (ii) above if the Agent has actual knowledge that a Lender is a Defaulting Lender. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure); provided that the Agent shall have no duty to inquire as to whether a Lender is a Defaulting Lender.

(b)

If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives a Notice of Drawdown that relates to a Letter of Credit or that either relates to a conversion of a Swingline Advance into a Syndicated Borrowing or will result in a currency conversion, then each Non-Defaulting Lender shall fund its Lender's proportion of such affected Obligations (and, in calculating such Lender's proportion, the applicable Individual Commitment Amount of each such Defaulting Lender shall be ignored); provided that such re- allocation may only be effected if and to the extent that (i) such re-allocation would not cause any Non-Defaulting Lender's proportion of the Aggregate Principal Amount to exceed its Individual Commitment Amount and (ii) the conditions precedent in Section 6.2 are satisfied at such time. Each Defaulting Lender agrees to indemnify each Non-Defaulting Lender for any amounts paid by such Non-Defaulting Lender under this Section 21.19 and which would otherwise have been paid by the Defaulting Lender if its Individual Commitment Amount had been included in determining the Lender's Rateable Portion of such affected Advances.

(c)	If any Letter of Credit is outstanding at the time that a Lender becomes a Defaulting Lender, then:

(i)

all or any part of such Defaulting Lender's Rateable Portion of such Letter of Credit shall be re-allocated among the Non-Defaulting Lenders in accordance with their respective Individual Commitment Amounts; provided that such re-allocation may only be effected if and to the extent that (A) such re-allocation would not cause any Non-Defaulting Lender's proportion of the Aggregate Principal Amount to exceed its Individual Commitment Amount and (B) the conditions precedent in Sections 6.2 and 6.3 are satisfied at such time;

(ii)

if the re-allocation described in clause (i) above cannot be effected, or can only partially be effected, then such Defaulting Lender shall, within one Banking Day following notice by the Agent, provide cash collateral for such Defaulting Lender's Individual Commitment Amount of such Letter of Credit (after giving effect to any partial re-allocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 21.18 for so long as such Letter of Credit is outstanding, and if such Defaulting Lender shall fail to provide such cash collateral, then, at the request of the applicable Issuing Lender, the Borrower shall provide such cash collateral to the Agent; and

(iii)

if the Individual Commitment Amounts of the Non-Defaulting Lenders are re-allocated pursuant to this Section 21.19(c), then the issuance fees payable to the Lenders pursuant to Section 3.3 shall be adjusted to give effect to such re-allocations in accordance with each such Non-Defaulting Lender's Individual Commitment Amount, and if the Borrower provided cash collateral pursuant to clause (ii) above, the Borrower shall not be required to pay the Issuance Fee attributable to the cash collateralized exposure of such Letter of Credit.

(d)

So long as any Lender is a Defaulting Lender, no Issuing Lender shall be required to issue, amend or increase any Letter of Credit, and no Swingline Lender shall be required to make any Swingline Advance, unless such Issuing Lender or Swingline Lender, as applicable, is satisfied that the related exposure will be 100% covered by the Individual Commitment Amounts of the Non-Defaulting Lenders and/or cash collateralized in accordance with Section 21.19(c), and participating interests in any such newly issued or increased Letter of Credit or Swingline Advance shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 21.19(b) or 21.19(c)(i) as applicable (and Defaulting Lenders shall not participate therein).

(e)

If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of such change, the Agent shall notify the Non-Defaulting Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the Non-Defaulting Lenders shall on a rateable basis sell and assign to such Lender, portions of such Obligations equal in total to such Lender's Individual Commitment Amount thereof without regard to this Section 21.19.

ARTICLE 22
MISCELLANEOUS

22.1     Notices. Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a)	left at the relevant address set forth below or in Schedule B, as applicable; or

(b)	telecopied or sent by email or other means of recorded electronic communication; and

(i)	if to the Agent or the Fronting Lender (for so long as the Fronting Lender is CIBC), addressed to the Agent at:

Canadian Imperial Bank of Commerce, as Agent
595 Bay Street, 5th Floor, Atrium on Bay
Toronto, Ontario M5G 2C2

Telecopier:	(416) 956-3830
Attention:	Global, Agent Administration
Email:	•

with a copy to (other than in the case of a Notice of Drawdown, a Notice of Rollover, a Notice of Conversion or a Notice of Repayment):

CIBC Legal Department
Commerce Court West
199 Bay Street, 11th Floor
Toronto, Ontario M5L 1A2

Telecopier:	(416) 304-4573
Attention:	Lida Bucyk
Senior Counsel
Email:	lida.bucyk@cibc.com

(ii)	if to the Swingline Lender, addressed to the Swingline Lender at:

Canadian Imperial Bank of Commerce, as Swingline Lender
CIBC Credit Processing Services
595 Bay Street, 5th Floor
Toronto, Ontario M5G 2C2

Telecopier:	(416) 980-5855
Attention:	Zain Meghji
Email:	•

(iii)	if to any of Harvest Parties, addressed to any of them at:

Harvest Operations Corp.
1500, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Telecopier:	(403) 266-1438
Attention:	Vice President, Finance and Chief Financial Officer
Email:	treasury@harvestenergy.ca

(iv)	if to any Lender, addressed to such Lender at the address notified by such Lender to the Agent from time to time.

(c)	The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d)

Any notice or other communication given or made in accordance with this Section 22.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e)

Any information required to be delivered to the Agent pursuant to Section 14.1 or 14.2 may be delivered by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent.

(f)	Each Party may change its address and telecopier number for purposes of this Section 22.1 by notice given in the manner provided in this Section 22.1 to the other Parties.

(g)	Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

22.2     Telephone Instructions. Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances (unless determined otherwise in the final non-appealable judgment of a court of competent jurisdiction). The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

22.3     No Partnership, Joint Venture or Agency. Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

22.4     Judgment Currency.

(a)

Deficiency. If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applicable will be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Toronto, Ontario the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the “First Party”) agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)

Excess. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 22.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

22.5     General Indemnity. In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify the Agent, the Lenders and each director, officer, shareholder or agent thereof (collectively, the “Indemnified Party”) and hold the Indemnified Party harmless against any Claims incurred by the same as a result of or in connection with: (a) any cost or expense reasonably incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its Maturity Date; (c) the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers' Acceptance before the Maturity Date of such Bankers' Acceptance; (e) the Borrower's repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (f) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (g) the failure of the Borrower or any other Harvest Party to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of any Borrower's or any other Harvest Party's representations and warranties contained in any Document; (i) any failure of any Borrower or any other Harvest Party to observe or fulfil its covenants under any Document; or (j) the occurrence of any Default or Event of Default; provided that this Section 22.5 will not apply to any Claims that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party as determined in the final non-appealable judgment of a court of competent jurisdiction. The provisions of this Section 22.5 shall survive repayment of the Obligations and termination of this Agreement.

22.6     Further Assurances. The Borrower will, from time to time forthwith at the Agent's request and at the Borrower's own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent to give effect to any provision of the Documents.

22.7     Waiver of Laws. To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

22.8     Attornment and Waiver of Jury Trial. The Parties hereto do hereby irrevocably:

(a)

submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)

waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

22.9     Interest on Payments in Arrears.

(a)	Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)

on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate plus the Applicable Margin for Canadian Prime Rate Loans (prior to an Event of Default) plus 2% from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)

on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the Canadian Prime Rate plus the Applicable Margin for Canadian Prime Rate Loans (prior to an Event of Default) plus 2% from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)

All interest referred to in this Section 22.9 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

22.10     Payments Due on Banking Day. Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding Banking Day, or LIBOR Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

22.11     Application of Proceeds among Secured Obligations. Except as otherwise agreed to by all of the Lenders in their sole discretion or as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower, any Material Subsidiary or KNOC under the Credit Documents, after acceleration pursuant to Section 18.2 and which are to be applied against any of the Secured Obligations, will be applied in the following order of priority:

(a)	in payment of the Agent's and the Lenders' recoverable expenses under the Credit Documents;

(b)	if such payment is derived from the KNOC Guarantee, in payment of (i) firstly the Obligations, and (ii) secondly, on a pari passu basis, the Hedge Indebtedness and the Cash Management Obligations; and

(c)

if such payment is derived from the Security (other than the KNOC Guarantee), in payment of (i) firstly, on a pari passu basis, the Hedge Indebtedness up to a maximum of the Canadian Dollar Exchange Equivalent of U.S.$100,000,000 and the Cash Management Obligations up to a maximum of the Canadian Dollar Exchange Equivalent of Cdn.$75,000,000 and (ii) secondly, on a pari passu basis, the Obligations and, to the extent not otherwise repaid from any applicable Escrow Funds, any Hedge Indebtedness in excess of the Canadian Dollar Exchange Equivalent of U.S.$100,000,000 and any Cash Management Obligations in excess of the Canadian Dollar Exchange Equivalent of Cdn.$75,000,000;

provided that any Escrow Funds which are provided in accordance with Section 18.5 shall not be subject to the foregoing priority provisions and shall be wholly applied by the Agent to only those Secured Obligations which are intended to be secured thereby in accordance with Section 18.5.

22.12     Application of Proceeds among Obligations. Except as otherwise agreed to by the Majority Lenders in their sole discretion or as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower, any Material Subsidiary or KNOC under the Documents, after acceleration pursuant to Section 18.2 and which are to be applied against any of the Obligations in accordance with Section 22.11, will be applied by the Agent in the following order of priority:

(a)	in payment of the Agent's and the Lenders' recoverable expenses under the Documents;

(b)	in payment of any amounts by way of any fees (other than the Standby Fee);

(c)	in payment of any amounts due and payable as and by way of interest or the Standby Fee, including any interest on overdue amounts; and

(d)	in payment of the Aggregate Principal Amount and all other Obligations.

22.13     Anti-Money Laundering Legislation.

(a)

Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Patriot Act or any other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Laws (collectively, including any guidelines or orders thereunder, "AML Legislation"), it may be required to obtain, verify and record information that identifies each Harvest Party and KNOC, which information includes the name and address of each such Person and such other information that will allow such Lender or the Agent, as applicable, to identify each such Person in accordance with AML Legislation (including, information regarding such Person's directors, authorized signing officers, or other Persons in control of each such Person). The Borrower shall provide to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Agent or any Lender in order to assist the Agent and the Lenders in maintaining compliance with AML Legislation. The Borrower shall promptly provide all such information, to the extent commercially reasonable, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(a)

If, upon the written request of any Lender, the Agent (for itself and not on behalf of any Lender) has ascertained the identity of an Harvest Party, KNOC or any authorized signatories of such Person for the purposes of applicable AML Legislation on such Lender's behalf, then the Agent:

(i)

shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(b)

Notwithstanding anything to the contrary in this Section 22.13, each of the Lenders agrees that the Agent has an obligation to ascertain the identity of a Harvest Party, KNOC or any authorized signatories of such Person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such Person or any such authorized signatory in doing so.

22.14     Replacement of a Lender.

In the event:

(a)	the Borrower is required to pay any Lender any additional amounts as a result of applying Section 5.9, Section 11.1 or receives a notice as contemplated under Section 11.3;

(b)	any Lender shall become a Defaulting Lender; or

(c)	any Lender shall withhold its approval to a proposed consent under, waiver of or amendment to the Documents which is approved by the Majority Lenders (any such Lender being a "Non-Consenting Lender");

(any such Lender being a "Subject Lender"), the Borrower may, in its sole discretion (i) request the Agent to use reasonable efforts to obtain a replacement financial institution to acquire and assume all of the Subject Lender's Obligations and Individual Commitment Amount (a "Replacement Lender"); (ii) request one or more of the other Lenders to acquire and assume all or part of the Subject Lender's Obligations and Individual Commitment Amount (there being no obligation on the other Lenders to do so); (iii) designate a Replacement Lender acceptable to the Agent, acting reasonably, to acquire and assume all of the Subject Lender's Obligations and Individual Commitment Amount; or (iv) elect to terminate the Individual Commitment Amount of the Subject Lender, and repay the Aggregate Principal Amount owing to such Subject Lender, on fifteen (15) Banking Days' notice to the Agent and such Lender, without terminating any or all of the Individual Commitment Amounts of any other Lenders (or making any corresponding repayments thereto); provided that the Borrower shall not be entitled to replace or repay a Subject Lender pursuant to this Section 22.14 unless all Subject Lenders are being treated in an equivalent manner. Any such replacement, acquisition and assumption, designation or termination shall only be effective upon the Subject Lender receiving, as applicable, payment of, or the purchase price for, all outstanding principal amounts owing to the Subject Lender hereunder (and accrued and unpaid interest and fees thereon to the date of such event), or such lesser amount as may be agreed by the Subject Lender, and adequate provision, satisfactory to the Subject Lender (acting reasonably), being made for (w) payment at maturity of the face amount of Bankers' Acceptances outstanding hereunder which were accepted by the Subject Lender; (x) indemnification, cash collateralization or release of the Subject Lender from its obligations in respect of any outstanding Letters of Credit or Swingline Advances; (y) any costs, losses, premiums or expenses incurred by the Subject Lender by reason of a liquidation or re-deployment of deposits or other funds in respect of LIBOR Based Loans outstanding hereunder; and (z) in any case, payment of all other amounts accrued to the date of such event which are owed to the Subject Lender hereunder. Any such acquisition and assumption by a Replacement Lender shall be made pursuant to and in accordance with the provisions of Section 20.2. Any such replacement or repayment of a Non-Consenting Lender shall only be permitted if, after doing so, the proposed consent, waiver or amendment will be approved in accordance with the Documents.

22.15     Platform.

(a)

The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").

(b)

The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or any of its Subsidiaries, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary's or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 22.15, including through the Platform.

22.16     Counterparts. The Documents may be executed in any number of counterparts (including by facsimile and other electronic transmission) and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

22.17     Whole Agreement. This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Harvest Parties and KNOC on the other hand in respect of the subject matter of this Agreement, and cancel and supersede any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties and KNOC in respect of the subject matter of this Agreement. For greater certainty, each of the Borrower, the Agent and the Lenders acknowledges that nothing herein cancels or supersedes any of the provisions of the Fee Letter dated February 9, 2017 and the Agency Fee Letter dated March 10, 2015, each made between the Borrower and CIBC.

22.18     Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

[Remainder of page intentionally left blank]

HARVEST OPERATIONS CORP.,
as Borrower

Per: ______________________
Name: Sungki Lee
Title: Chief Financial Officer

Per: ______________________
Name:
Title:

[Signature Page to Harvest Third Amended and Restated Credit Agreement]

SCHEDULE A
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

DEFINITIONS

“Additional Compensation” has the meaning attributed to it in Section 11.1(a) .

“Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

“Advance” means, with respect to a Drawdown, Rollover or Conversion:

(a)	in respect of Borrowings other than Bankers' Acceptances, the disbursement or credit of funds to, or to the credit of, the Borrower; or

(b)	in respect of Bankers' Acceptances, the acceptance by the Lenders of drafts issued under this Agreement by the Borrower.

“Affiliate” has the meaning attributed to it in the Securities Act (Alberta).

“Affiliate Subordination Agreement” means a subordination agreement substantially in the form of Schedule H subject to such modifications thereto as may be approved by the Agent, acting reasonably.

“Agent” means the administrative agent under the Credit Facility which initially is CIBC and includes any successor administrative agent appointed pursuant to Section 21.10.

“Aggregate Commitment Amount” means from time to time the aggregate of all of the Individual Commitment Amounts under the Credit Facility, which as of the Closing Date is $500,000,000 and is subject to adjustment pursuant to the terms of this Agreement.

“Aggregate Principal Amount” means the aggregate of the principal amounts outstanding from time to time under the Credit Facility (or any part thereof as applicable), including the Face Amount of all outstanding Bankers' Acceptances and Letters of Credit under the Credit Facility.

“Agreement” or “this Agreement” means the agreement dated the Closing Date between the Borrower, the Lenders and the Agent entitled “Third Amended and Restated Credit Agreement” inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and “hereto”, “hereof”, “herein”, “hereby” and “hereunder”, and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

“AML Legislation” has the meaning set out in Section 22.13.

“Applicable Margin” means the applicable margin (expressed as a rate per annum) specified in the pricing table set out in Section 3.2(g) .

“Assignment” means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule M with the blanks completed.

“BA Equivalent Advance” means a Canadian Dollar Advance provided hereunder by a Non-BA Lender in lieu of Bankers' Acceptances, pursuant to Section 9.4.

“BA Lender” means any Lender which is a bank chartered under the Bank Act (Canada) and which has not notified the Agent that it is unwilling or unable to accept Drafts as provided in Section 9.2.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers' Acceptance” means a bankers' acceptance draft of the Borrower denominated in Canadian Dollars, accepted by a Lender pursuant to the Agreement, payable in Canada, for a term selected by the Borrower in accordance with Article 9 or such other period as elected by the Borrower pursuant to Section 9.2(f) (as reduced or extended by the Lenders, acting reasonably, to allow the maturity thereof to fall on a Banking Day).

“Banking Day” means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, and New York, New York.

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

“Basis Point” or “bp” means one one-hundredth of 1%.

“BlackGold Interest” means the interest, right, title and estate of the Harvest Parties, now owned or hereafter acquired, in and to any property, assets, undertakings, rights, estates or interests whatsoever constituting all or part of the BlackGold Project.

“BlackGold Disposition” means the sale or other disposition by the Borrower or any other Harvest Parties of all or any portion of the BlackGold Interest for cash proceeds which constitute no less than fair market value.

“BlackGold Project” means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom approved in Commercial Scheme Approval No. 11387F, as issued by the Alberta Energy Regulator or its predecessors or successors, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the Harvest Parties or other working interest holders from time to time in connection with such scheme, (c) the oil sands leases related to such scheme, and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme and all property acquired or developed in connection with such scheme.

“Borrower” means Harvest Operations Corp. and its successors and permitted assigns.

“Borrower's Account” means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

“Borrower's Counsel” means Torys LLP or another firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Harvest Parties or employed by the Harvest Parties.

“Borrowing” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, LIBOR Based Loan, Bankers' Acceptance or Letter of Credit.

“Business Corporations Act (Alberta)” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

“Canadian Dollar Exchange Equivalent” means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (the “Original Amount”) expressed in U.S. Dollars or any amount of Canadian Dollars to be converted into U.S. Dollars (in each case, the “Original Currency”), the amount expressed in Canadian Dollars or U.S. Dollars, as applicable, on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Original Currency at the Exchange Rate on the Banking Day immediately preceding the date such conversion is to be made.

“Canadian Dollars” or “Canadian $” or “Cdn. $” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Canadian Prime Rate” means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 30 day Canadian Dollar bankers' acceptances plus 100 Basis Points per annum (the “Floor Rate”), then the Canadian Prime Rate will equal the Floor Rate.

“Canadian Prime Rate Loan” means a loan under the Credit Facility in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate.

“Capital Adequacy Guidelines” means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

“Capital Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is required to be capitalized.

“Cash Manager” means any Person that, at the time it enters into a Cash Management Document with any Harvest Party, is the Agent or a Lender or an Affiliate of the Agent or a Lender.

“Cash Management Document” means any agreement or arrangement that is entered into by a Harvest Party and a Cash Manager for the provision of any Cash Management Services by such Cash Manager.

“Cash Management Obligations” means:

(a)

in respect of any Cash Manager (including its Affiliates), the indebtedness and obligations determined by such Cash Manager for each of its Cash Management Documents and determining the difference, if positive, of the aggregate net amounts payable by the Harvest Parties to such Cash Manager; and

(b)	in respect of all Cash Managers, the aggregate of all amounts calculated in paragraph (a) above for all Cash Managers.

“Cash Management Services” means any one or more of the following types of services or facilities: (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, or electronics funds transfer services, (b) treasury management services (including controlled disbursement, overdraft automatic clearing house fund transfer services, return items, and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services, including pursuant to Cash Management Documents.

“CDOR Rate” means:

(a)

for the purposes of Section 9.2(d) and with respect to Bankers' Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the average yield to maturity for bankers' acceptances accepted by each BA Lender which is listed in Schedule I to the Bank Act (Canada) quoted on the Reuter's Canadian Deposit Offered Rate screen, at 10:00 a.m. (Toronto, Ontario time) on the applicable date on which an Advance will take place, for bankers' acceptances having a term similar to the term requested for each Bankers' Acceptance issued pursuant to the applicable Advance; and

(b)

for the purposes of determining the Discount Rate for a Non-BA Lender and with respect to Bankers' Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the actual discount rate transacted with the purchaser of the Bankers' Acceptances accepted by the Agent;

provided that if any such rate is below zero, CDOR Rate will be deemed to be zero.

“CIBC” means Canadian Imperial Bank of Commerce, a Canadian chartered bank, and its successors and permitted assigns.

“Claim” means any and all liabilities, indebtedness, obligations, losses, damages, claims, assessments, fines and penalties and reasonable costs, fees and expenses of every kind, nature or description, whether fixed or contingent, known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief, and reasonable fees and disbursements of counsel (on a solicitor and his own client full indemnity basis), consultants and expert witnesses.

“Closing Date” means February 24, 2017 or such other date as may be agreed upon in writing between the Borrower and the Agent.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Companies' Creditors Arrangement Act (Canada)” means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

“Compliance Certificate” means the certificate of the Borrower, substantially in the form of Schedule C with the blanks completed.

“Consolidated EBITDA” means, on a consolidated basis for any period, the aggregate of the calculation of the earnings of the Borrower for the applicable period determined in accordance with GAAP:

(a)	plus, to the extent deducted in the determination thereof, the sum of:

(i)	depreciation, depletion, amortization and accretion;

(ii)	interest expense;

(iii)	all provisions for any federal, provincial or other income and capital taxes;

(iv)

non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, stock options, deferred non-cash taxes, non-controlling interests, amortization of deferred charges, goodwill and intangible impairment losses and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows for the Borrower (unless the Majority Lenders, acting reasonably, determine that such amounts are not customarily added back by lenders in financial covenants in similar financings);

(v)	any extraordinary or unusual or nonrecurring losses; and

(b)	minus, to the extent added in the determination thereof, the sum of:

(i)	all non-cash amounts (including non-cash income) such as those types of items described in (a)(iv) above;

(ii)	any extraordinary or unusual or nonrecurring gains; and

(iii)

all earnings attributable to any JV Entity which is not a Material Subsidiary or any minority interest, except for cash Distributions received by a Harvest Party from such JV Entity or such minority interest.

Consolidated EBITDA will be adjusted (in a manner satisfactory to the Majority Lenders, acting reasonably) to include or exclude Consolidated EBITDA, as applicable, associated with any acquisition or disposition (the net proceeds of which are greater than $20,000,000 or the Canadian Dollar Exchange Equivalent thereof) which is made within the applicable 12 month period.

“Consolidated Tangible Assets” means, as at the end of each fiscal quarter of the Borrower, the book value of the capital assets of the Borrower and its Subsidiaries (being the line items in the balance sheet for exploration and evaluation assets, property, plant and equipment and investments in joint ventures), net of any accumulated depreciation, intangible assets and minority interests, as shown on the consolidated balance sheet of the Borrower and determined in accordance with GAAP. For certainty, the amount of the line item in the Borrower's consolidated balance sheet stating the value of the Borrower's direct or indirect interest in each JV Entity will be included in the calculation of Consolidated Tangible Assets.

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB's).

“Control” means direct or indirect legal and beneficial ownership of more than 50% of all issued and outstanding shares in the capital of the Borrower, together with the power to elect a majority of the board of directors of the Borrower.

“Conversion” means, a conversion of a Borrowing into another type of Borrowing under the Credit Facility made pursuant to the Agreement and “Convert” and “Converted” have similar meanings.

“Credit Documents” means, collectively, the Documents, the Lender Hedge Agreements and the Cash Management Documents.

“Credit Facility” means the revolving credit facility established in favour of the Borrower pursuant to Section 2.1.

“Credit Facility Termination Date” means, with respect to a Lender, February 24, 2020, as such date may be extended pursuant to Section 2.2 with respect to an Extending Lender.

“Criminal Code (Canada)” means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

“Debenture Security” means the debentures and debenture pledge agreements referred to in Sections 4.1(b) and 4.1(c) .

“Deep Basin Partnership” means the Alberta general partnership created pursuant to the Deep Basin Partnership Agreement.

“Deep Basin Partnership Agreement” means the partnership agreement dated April 23, 2014 between the Borrower and KERR.

“Deep Basin Redemption Price” means as at the end of each fiscal quarter of the Borrower:

(a)

in respect of the KERR Initial Contribution, the “Put Option Redemption Price” as defined in the Deep Basin Partnership Agreement which is the aggregate redemption price payable by the Deep Basin Partnership to KERR if KERR elects to require a redemption of its ownership interest in the Deep Basin Partnership pursuant to the Deep Basin Partnership Agreement, which redemption amount is approximately equal to the sum of: (i) the amount of the KERR Initial Contribution plus (ii) an after-tax return of 2% on the KERR Initial Contribution (determined as if the Deep Basin Redemption Price was payable on October 15, 2024) less (iii) the amount of all distributions received by KERR from the Deep Basin Partnership on or before the last day of such fiscal quarter; and

(b)

in respect of any Equivalent Initial Contribution, a price equivalent to the price in part (a) above but determined by reference to such Equivalent Initial Contribution instead of the KERR Initial Contribution.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Defaulting Lender” means any Lender, as reasonably determined by the Agent:

(a)

that has failed to fund any payment or its portion of any Obligations required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder in each case within two (2) Banking Days after the date that such funding was required hereunder (unless such failure is the subject of a good faith dispute);

(b)

that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement (unless such notice is the subject of a good faith dispute) or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party (unless such statement is the subject of a good faith dispute);

(c)

that has failed, within three (3) Banking Days after request by the Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Obligations and participations in then outstanding Letters of Credit; provided that a Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon providing such confirmation in form and substance satisfactory to the Agent;

(d)

that has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within three (3) Banking Days of the date when due, unless the subject of a good faith dispute;

(e)	in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent; or

(f)	that has, or that has a Lender Parent that has, become the subject of a Bail-In Action.

“Depository Bills and Notes Act (Canada)” means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

“Director” means a director of the Borrower and reference to action by the directors or board of directors when used with respect to the Borrower means action by the directors of the Borrower as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

“Discount Proceeds” means, in respect of any Bankers' Acceptance denominated in Canadian Dollars, an amount (rounded to the nearest whole cent with one-half of one cent being rounded up) determined as of the applicable Drawdown Date or date of a Conversion or Rollover which is equal to:

Face Amount x Price

where “Face Amount” is the face amount of such Bankers' Acceptance and “Price” is equal to:

where the “Rate” is the applicable Discount Rate expressed as a decimal on the Drawdown Date or the date of a Conversion or Rollover, as the case may be; the “Term” is the term of such Bankers' Acceptance expressed as a number of days divided by 365; the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up; and the annual rate of interest to which the “Rate” used in the foregoing determination of Discount Proceeds is equal, is the “Rate” multiplied by the actual number of days in a period of 1 year commencing on the day such Discount Proceeds are determined and divided by 365.

“Discount Rate” means on any day, with respect to Bankers' Acceptances being accepted by a Lender on any date and subject to Section 9.2(f), (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the CDOR Rate, (ii) for a Lender that is listed in Schedule II or Schedule III to the Bank Act (Canada), the lesser of such Lender's quoted rate and the CDOR Rate plus 15 Basis Points, and (iii) for a Non-BA Lender, the CDOR Rate plus 15 Basis Points.

“Distribution” means:

(a)

any payment of any cash dividend, distribution or other payment on or in respect of any Securities of a Harvest Party to a Related Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)

any redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Securities of a Harvest Party held by a Related Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)

any payment of principal, interest or other amounts, in whole or in part, of any Indebtedness of a Harvest Party for borrowed money (including any Indebtedness incurred or assumed by a Harvest Party pursuant to a capital lease or any Intercompany Subordinated Debt) to a Related Party;

(d)	any loan or advance which is made by a Harvest Party to a Related Party;

(e)	any other payment which is made by a Harvest Party to a Related Party;

whether made or paid in or for cash, property or both, or

(f)	the transfer of any property by a Harvest Party to a Related Party for consideration of less than fair market value;

but excluding, in any event, (i) any issuance of common shares by the Borrower to any of its shareholders and (ii) the proceeds of any JV Entity Loan.

“Documents” means the Agreement, the Security and any other instruments or agreement entered into by the Parties relating to the Credit Facility or delivered by a Harvest Party or KNOC pursuant to the terms of this Agreement or the Security.

“Documents of Title” means collectively any and all present and future documents of title and all leases, reservations, permits, unit agreements, assignments, trust declarations, participation, exploration, farmout, farmin, royalty, purchase, or other agreements by virtue of which the any Harvest Party is entitled to:

(a)	explore for, drill for, recover, take or win Petroleum Substances and the present and future interests of any Harvest Party therein, and the rights of any Harvest Party thereunder; or

(b)

share in the production or proceeds of production or part thereof or proceeds of royalty, production, profits or other interests out of, referable to, payable in respect of or any amounts calculable by reference to the volume or value of Petroleum Substances and the present and future interests of any Harvest Party therein and the rights of any Harvest Party thereunder.

“Drawdown” means, an Advance under the Credit Facility other than by way of Rollover or Conversion.

“Drawdown Date” means, the date specified in a Notice of Drawdown as the date on which a Drawdown under the Credit Facility will occur and which date will be a Banking Day, and in the case of a LIBOR Based Loan, will also be a LIBOR Banking Day.

“Economic Sanctions” means the restrictions with respect to funding operations, or financing investments, in any country, or making payments to, or receiving payments or property from, any country or Person, then prohibited by:

(a)

any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the Patriot Act, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, all as amended, or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V, as amended) or any other law or executive order relating thereto or regulation administered by the United States Treasury Department’s Office of Foreign Assets Control, in each case, to the extent not inconsistent with Canadian law; and

(b)	any of the economic sanctions of Canada, including those provided for pursuant to the Special Economic Measures Act (Canada) or the United Nations Act (Canada).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Time” means the time that all of the conditions precedent in Section 6.1 are met.

“Election Period” has the meaning attributed to it in Section 2.2(b) .

“Environment” means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“Equivalent Initial Contribution” means any capital contribution made by KERR or any other Third Party JV Owner into the Deep Basin Partnership which is made after the date of the KERR Initial Contribution and on the same terms as the KERR Initial Contribution.

“Escrow Funds” has the meaning attributed to it in Section 18.5.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollars” means U.S. Dollars which are freely convertible, transferable and dealt with on the London Interbank Eurodollar Market.

“Event of Default” means an event specified in Section 18.1.

“Excess” has the meaning attributed to it in Section 5.7.

“Exchange Rate” means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion using, prior to March 1, 2017, the noon rate of exchange as quoted by the Bank of Canada on such date (or, if not so quoted, the noon rate of exchange for such conversion quoted by the Bank of Canada on the Business Day immediately preceding such date) and, on and after March 1, 2017, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on such date (or, if not so quoted, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on the Business Day immediately preceding such date); provided that, if either such noon rate or average rate is for any reason unavailable, it shall mean the spot rate of exchange for wholesale transactions quoted by the Agent at Toronto, Ontario at approximately noon (Toronto local time).

“Excluded Taxes” means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder:

(a)

Taxes imposed on or measured by its overall net income (however denominated), and franchise Taxes imposed on it (in lieu of net income Taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located;

(b)	any branch profits Taxes or any similar Tax imposed by any other jurisdiction in which the Borrower is located; and

(c)

Taxes arising, from a Lender's failure to properly comply with such Lender's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Implementation Agreement Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction, and for certainty including in all circumstances any U.S. federal withholding Taxes for or in respect of FATCA.

“Existing LCs” means those Letters of Credit previously issued by an Existing Lender at the request of the Borrower pursuant to the Original Credit Agreement which remain outstanding on the Closing Date.

“Existing Lender” means a lender under the Original Credit Agreement.

“Existing Security” means the Security listed in Schedule O.

“Extending Lender” has the meaning attributed to it in Section 2.2(b) .

“Extension” has the meaning attributed to it in Section 2.2(a) .

“Extension Notice” means a notice given pursuant to Section 2.2(d) .

“Extension Request” has the meaning attributed to it in Section 2.2(b) .

“Face Amount” means:

(a)	in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;

(b)	in respect of a BA Equivalent Advance, the amount payable to the Non-BA Lender on the maturity thereof; and

(c)	in respect of a Letter of Credit, the maximum amount which the Issuing Lender is contingently liable to pay the beneficiary thereof.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

“Federal Funds Rate” means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor, the “H.15(519)”) for such day opposite the caption “Federal Funds (Effective)”. If on any relevant day such rate is not yet published in H.15(519), the rate for such day will be the rate of interest per annum set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any successor, the “Composite 3:30 p.m. Quotations”) for such day under the caption “Federal Funds Effective Rate”. If on any relevant day the appropriate rate per annum for such day is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, the rate for such day will be the arithmetic mean of the rates per annum for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. (New York time) on that day by each of three major brokers of Federal funds transactions in New York City, selected by the Agent in its sole discretion, acting reasonably. Notwithstanding the foregoing, if any such rate is below zero, the Federal Funds Effective Rate will be deemed to be zero.

“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

“Financial Letter of Credit” means a standby letter of credit issued under the Credit Facility if it serves as a payment guarantee of the Borrower's financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines as determined by the Fronting Lender.

“Fronted LC” means any Letter of Credit that is not a Swingline LC.

“Fronting Fee” has the meaning attributed to it in Section 3.3.

“Fronting Lender” means CIBC or any other Lender selected by the Borrower and approved by the Agent which agrees to act as a fronting lender to issue Fronted LCs.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada employed by the Borrower in its audited financial statements from time to time in accordance with the requirements of applicable securities regulators and which may include, for certainty, IFRS (to the extent adopted by the Canadian Institute of Chartered Accountants, subject where applicable to Section 1.14.

“Guarantee” means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any Person or any other agreement, instrument or document under which a Person otherwise directly or indirectly becomes liable: (a) in respect of any obligation of any other Person, (b) to maintain the solvency or any balance sheet or other financial condition of any other Persons (including keep-well covenants), or (c) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in each case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

“Harvest Parties” means the Borrower, the Material Subsidiaries listed in Schedule J, and any other Subsidiary of the Borrower which, at any time, the Borrower designates by notice to the Agent to be a Material Subsidiary.

“Harvest Parties' Tangible Assets” means, as at the end of each fiscal quarter of the Borrower, the book value of the capital assets of the Borrower and its Material Subsidiaries (being the line items in the balance sheet for exploration and evaluation assets, property, plant and equipment and investments in joint ventures but excluding investments in joint ventures which are not unincorporated joint ventures or Material Subsidiaries), net of any accumulated depreciation, intangible assets and minority interests, as determined in accordance with GAAP.

“Hedge Affiliate” means a Person which, at the time it entered into a Hedge Agreement with a Harvest Party, was an Affiliate of a Lender.

“Hedge Agreement” means:

(a)

any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)

any contract for the sale or future delivery of commodities (including, without limitation, electricity) (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities;

(c)

any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

(d)	any other derivative agreement or other similar agreement or arrangements.

“Hedge Crystallization Event” means, in respect of a Lender Hedge Agreement, the crystallization or unwinding of such Lender Hedge Agreement whether as a result of a demand made by the applicable Hedge Lender pursuant to such Lender Hedge Agreement for repayment of all Indebtedness relating thereto or an automatic early termination of obligations under such Lender Hedge Agreement pursuant to the terms thereof.

“Hedge Indebtedness” means all indebtedness, liabilities and other obligations, whether absolute or contingent, matured or unmatured, howsoever arising under the Lender Hedge Agreements and owed by any Harvest Party to one or more of the Hedge Lenders and, after a Hedge Crystallization Event, means:

(a)

in respect of a Hedge Lender, the Indebtedness determined by such Hedge Lender by calculating the Hedge Termination Amount for each of its Lender Hedge Agreements and determining the difference, if positive, of the aggregate net amounts payable by the Harvest Parties to such Hedge Lender; and

(b)	in respect of all Hedge Lenders, the aggregate of all amounts calculated in paragraph (a) above for all Hedge Lenders.

“Hedge Lender” means a Person which, at the time it entered into a Hedge Agreement with a Harvest Party, was a Lender or an Affiliate of a Lender; provided that:

(a)

for certainty any Hedge Lender which ceases to be a Lender or an Affiliate of a Lender will continue to be a Hedge Lender with respect to all Lender Hedge Agreements entered into by such Person while it was, and before it ceased to be, a Lender or an Affiliate of a Lender;

(b)

for certainty any Person which enters into a Hedge Agreement with a Harvest Party after such Person or its Affiliate ceases to be a Lender hereunder is not a Hedge Lender with respect to such Hedge Agreement; and

(c)	where a Hedge Affiliate of a Lender is a Hedge Lender, such Lender shall at all times remain responsible for the obligations of such Affiliate under this Agreement.

“Hedge Termination Amount” means, in respect of a Lender Hedge Agreement on any day, the amount (whether positive or negative) determined by the applicable Hedge Lender thereunder in accordance with its customary practices and acting reasonably as of the close of business as though such day was an “early termination date” (or equivalent term) and the Lender Hedge Agreement was a “terminated transaction” (or equivalent term) in accordance with the payment measures provided for in the Lender Hedge Agreement(s) between the applicable Harvest Party and such Hedge Lender, with any such termination amount being expressed in Canadian Dollars.

“Hostile Acquisition” means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general or managing partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

"IFRS" means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board and its interpretive body, the International Financial Reporting Interpretations Committee.

“including” means “including without limitation.”

“Income Tax Act (Canada)” means the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1, including the regulations made and, from time to time, in force under that Act, as amended from time to time.

“Indebtedness” means, with respect to any Person, all indebtedness for borrowed money which, in accordance with GAAP, on a consolidated basis, would be recorded in such Person’s consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)	the stated amount of letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Indebtedness within the meaning of this definition;

(b)	Indebtedness secured by any Purchase Money Security Interest (but excluding operating leases);

(c)	Capital Lease Obligations;

(d)	sale-leaseback obligations;

(e)	indebtedness for borrowed money secured by any Security Interest existing on property owned, whether or not the Indebtedness secured thereby will have been assumed by such Person;

(f)	Guarantees in respect of indebtedness for borrowed money of another Person, including the types of Indebtedness described in clauses (a) through (e) above; and

(g)	any crystallized obligation of such Person arising in respect of any Hedge Agreement.

“Independent Engineering Report” means one or more economic and reserve engineering evaluation reports prepared by an independent engineering firm chosen by the Borrower covering some or all of the proved Oil and Gas Properties.

“Individual Commitment Amount” means, from time to time in respect of a Lender, that portion of the Aggregate Commitment Amount under the Credit Facility which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, initially as set forth in Schedule B and subject to adjustment pursuant to the terms of the Agreement.

“Intercompany Subordinated Debt” means all Indebtedness which, in accordance with GAAP, on a consolidated basis, would be recorded in the Borrower’s consolidated financial statements (including the notes thereto) and which is owing to a Related Party, which Indebtedness has all of the following characteristics:

(a)	a final maturity in respect of repayment of principal and interest extending beyond the latest Credit Facility Termination Date of any Lender under this Agreement from time to time;

(b)	no scheduled or mandatory cash principal or interest payments are payable thereunder prior to the latest Credit Facility Termination Date of any Lender under this Agreement from time to time;

(c)	such Indebtedness shall be unsecured;

(d)	such Indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive or onerous than those contained in this Agreement; and

(e)	such Indebtedness is subordinated to the Secured Obligations and any guarantee thereof pursuant to an Affiliate Subordination Agreement;

provided that a true copy of the loan agreement governing such Indebtedness and a true copy of all amendments thereto must be provided to the Agent prior to or promptly after the execution thereof.

“Interest Act (Canada)” means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

“Investment Grade” means, with respect to a successor entity in accordance with Section 17.1(c), a senior secured long term debt rating of no less than:

(a)	if such successor entity is rated by both S&P and Moody's, then BBB- by S&P and Baa3 by Moody's; or

(b)	if such successor entity is rated by only one of S&P or Moody's, then BBB- by S&P or Baa3 by Moody's, as applicable.

“Issuance Fees” means the issuance fees to be paid by the Borrower in respect of Letters of Credit pursuant to Section 3.2(e) or 3.2(f), as applicable.

“Issuing Lender” means, (i) with respect to a Fronted LC, the Fronting Lender, and (ii) with respect to a Letter of Credit issued as a Swingline Advance, the Swingline Lender.

“Judgment Interest Act (Alberta)” means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

“JV Entity” means (a) any Subsidiary which is not wholly-owned, directly or indirectly, by the Borrower or (b) any other Person (other than a Subsidiary) in which the Harvest Parties collectively own Securities in such Person which (i) constitute at least 10% of the aggregate equity Securities of such Person or (ii) control the vesting power to direct or cause the direction of the management and policies of such Person (whether solely or jointly).

“JV Entity Loan” means any unsecured loan made by a JV Entity which is not a Material Subsidiary to a Harvest Party.

“KERR” means KERR Canada Co. Ltd., a corporation subsisting under the laws of Alberta.

“KERR Initial Contribution” has the meaning attributed to it in the Deep Basin Partnership Agreement.

“KEXIM” means The Export-Import Bank of Korea in its capacity as the lender under the KEXIM Facility.

“KEXIM Facility” means the unsecured credit facility in the maximum principal amount of Cdn.$500,000,000 which will be established by KEXIM in favour of the Borrower on or about the Closing Date and will be guaranteed by KNOC.

“KNOC” means Korea National Oil Corporation, a corporation subsisting under the laws of the Republic of Korea.

“KNOC Debt Rating” means the senior unsecured foreign currency debt ratings of KNOC as assigned by S&P and Moody's, as applicable, from time to time.

“KNOC Guarantee” means the $500,000,000 limited guarantee of the Secured Obligations from KNOC dated as of April 22, 2015, as amended by the KNOC Guarantee Amendment (as further amended, modified, amended and restated or restated from time to time).

“KNOC Guarantee Amendment” means an amendment to the KNOC Guarantee which (a) consents to the amendments effected by this Agreement and confirms the KNOC Guarantee, (b) reduces the limit in part (A) of the “Cap” in Clause 2.1 of the KNOC Guarantee to Cdn.$500,000,000, (c) amends Clause 2.6 of the KNOC Guarantee to defer KNOC’s subrogation rights until after the later of (i) the termination date specified in Clause 12(b) of the KNOC Guarantee and (ii) the date on which all Secured Obligations have been irrevocably paid in full in cash and (d) extends the termination date specified in Clause 12(c) of the KNOC Guarantee until at least March 24, 2020.

“Korea Debt Rating” means the senior unsecured foreign currency debt ratings of the Republic of Korea as assigned by S&P and Moody's, as applicable, from time to time.

“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, writs, injunctions, decisions, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

“L/C Application” has the meaning attributed to it in Section 10.2(a) .

“Lender Distress Event” means, in respect of a given Lender, such Lender or its Lender Parent is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other Administrative Body) or is otherwise adjudicated as, or determined by any Administrative Body having regulatory authority over such Lender or Lender Parent or their respective assets to be, insolvent or bankrupt; for clarity, a Lender Distress Event shall not arise hereunder solely by virtue of the ownership or acquisition of any equity interest by any government or other Administrative Body in that Lender or its Lender Parent.

“Lender Hedge Agreement” means a Hedge Agreement entered into by any Harvest Party with any Hedge Lender.

“Lender Insolvency Event” means, in respect of a given Lender, such Lender or its Lender Parent:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

(A) institutes, or has instituted against it by a regulator, supervisor or any similar Administrative Body with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (x) a proceeding pursuant to which such Administrative Body takes control of such Lender’s or Lender Parent’s assets, (y) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or (z) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Administrative Body; or (B) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (A) above and either (x) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (y) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)

has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)

causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

“Lender Parent” means any Person that directly or indirectly Controls a Lender.

“Lenders” means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount under the Credit Facility, initially being each of the financial institutions listed as Lenders in Schedule B and thereafter, those financial institutions which may become a Party to the Agreement, as a Lender, by executing and delivering to the Agent and to the Borrower an Assignment, and each of their respective successors and permitted assigns, and Lender means any one of them in such capacity.

“Letters of Credit” means, collectively, Financial Letters of Credit and Performance Letters of Credit.

“LIBOR” means, for any LIBOR Period with respect to any LIBOR Based Loan:

(a)

the rate (rounded up to the nearest one hundredth of one percent (1/100th of 1%) if necessary) determined by the Agent to be the offered rate listed on the “LIBOR 01 Page” (or any display substituted therefor) of Reuter's Monitor Money Rates Service (or any successor thereto designated by the Agent) that displays the ICE Benchmark Administration Limited (or its successor) Interest Settlement Rate applicable to such LIBOR Period, at which deposits in U.S. Dollars are offered to financial institutions in the London interbank market at 11:00 a.m. (London local time) on the date two LIBOR Banking Days in advance of the commencement of such LIBOR Period; or

(b)

if the rate referenced in the preceding subsection (a) is not available, the rate per annum determined by the Agent as the rate of interest, expressed on a basis of 360 days, at which deposits in U.S. Dollars for delivery on the first day of such LIBOR Period in same day funds in the approximate amount of the LIBOR Based Loan being made, continued or converted by the Agent and with a term and amount comparable to such LIBOR Period and principal amount of such LIBOR Based Loan as would be offered by the Agent’s London branch to major banks in the offshore U.S. Dollar market at their request at approximately 11:00 a.m. (London local time) two (2) LIBOR Banking Days prior to the first day of such LIBOR Period;

provided that if any such rate is below zero, LIBOR will be deemed to be zero.

“LIBOR Banking Day” means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

“LIBOR Based Loan” means a loan under the Credit Facility in U.S. Dollars which bears interest at a rate based on LIBOR.

“LIBOR Period” means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by all of the Lenders under the applicable Credit Facility.

“Majority Lenders” means the Lenders holding, in aggregate, at least 66⅔% of the Aggregate Commitment Amount under the Credit Facility.

“Material Acquisition” means an acquisition by a Harvest Party of Securities or other assets completed in the immediately preceding twelve months which increases the Consolidated Tangible Assets as shown on the most recent consolidated financial statements of the Borrower by more than 10%.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition, property and assets, business, operations or liabilities of the Harvest Parties taken as a whole, (b) the ability of the Harvest Parties taken as a whole, to perform their respective obligations under the Documents, or (c) the validity of enforceability of any material provision of the Documents.

“Material Subsidiary” means any Subsidiary which is either (a) wholly-owned (directly or indirectly) by the Borrower and owns at least 10% of Consolidated Tangible Assets or (b) designated as a "Material Subsidiary" by the Borrower in accordance with Section 15.1 and is thereafter listed as such in Schedule J as required hereby (as such Schedule may be revised from time to time).

“Material Subsidiary Guarantee” means a guarantee and subordination agreement substantially in the form of Schedule I.

“Maturity Date” means the Banking Day, which in the case of a LIBOR Based Loan must also be a LIBOR Banking Day, on which a LIBOR Based Loan becomes due and payable by the Borrower or on which a Bankers' Acceptance matures or on which a Letter of Credit expires, as applicable.

“Moody's” means Moody's Investor Service, Inc. and any successors thereto.

“Net Deep Basin Redemption Price” means the Deep Basin Redemption Price less the borrowing base value for the Deep Basin Partnership's proven developed producing reserves, in each case as determined by the Borrower, acting reasonably.

“Net Proceeds” means the Discount Proceeds less the applicable Stamping Fee as provided hereunder in respect of Bankers' Acceptances.

“Non-BA Lender” means any Lender which is not a BA Lender.

“Non-Defaulting Lender” means a Lender that is not a Defaulting Lender.

“Non-Extending Lender” has the meaning attributed to it in Section 2.2(b) .

“Non-Participating Lender” has the meaning attributed to it in Section 6.4.

“Non-Recourse Debt” means any Indebtedness or other obligations, and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such Indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such Indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Note Indenture” means each of:

(a)	the indenture dated as of October 4, 2010, between the Borrower and U.S. Bank National Association, as amended from time to time as permitted hereby;

(b)

the fiscal agency agreement dated as of May 14, 2013 among the Borrower as issuer, KNOC as guarantor, Citibank N.A., London Branch as fiscal agent and Citigroup Global Markets Deutschland AG, as registrar;

(c)

the fiscal agency agreement dated as of June 16, 2016 among the Borrower as issuer, KNOC as guarantor, Citibank N.A., London Branch as fiscal agent and Citigroup Global Markets Deutschland AG, as registrar; and

(d)	any other indenture or agreement for any of the notes described in part (d) of the definition of Notes.

“Notes” means:

(a)	the U.S.$282,464,000 6.875% unsecured senior notes due October 1, 2017 issued by the Borrower pursuant to the Note Indenture described in part (a) of the definition of Note Indenture;

(b)	the U.S.$630,000,000 2.125% unsecured senior notes due May 14, 2018 issued by the Borrower pursuant to the Note Indenture described in part (b) of the definition of Note Indenture;

(c)	the U.S.$195,770,000 2.33% unsecured senior notes due April 14, 2021 issued by the Borrower pursuant to the Note Indenture described in part (c) of the definition of Note Indenture; and

(d)

any other notes or other Indebtedness created, incurred, assumed or guaranteed by the Borrower or any Material Subsidiary after the Closing Date; provided that such notes and other Indebtedness have characteristics equivalent to those described in parts (a), (b), (c) and (f) of the definition of Subordinated Debt.

“Notice of Drawdown” means, in relation to Drawdowns, a notice by the Borrower to the Agent substantially in the form of Schedule D.

“Notice of Rollover”, “Notice of Conversion” or “Notice of Repayment” means, in relation to Advances (other than Drawdowns), a notice by the Borrower to the Agent substantially in the form of Schedule E.

“Obligations” means all indebtedness, liabilities and other obligations, whether absolute or contingent, matured or unmatured, howsoever arising under the Credit Facility owed by the Borrower to one or more of the Lenders or the Agent.

“OECD Countries” means countries which are members at such time of the Organization for Economic Cooperation and Development.

“Oil and Gas Properties” means all of the interest, right, title and estate of the Harvest Parties, now owned or hereafter acquired, in and to:

(a)

all lands and other real and immovable property interests of the Harvest Parties (including leasehold lands and licenses held by the Harvest Parties relating thereto) owned, held or used, from time to time, in connection with the exploration for and development (including, without limitation, such interests in respect of which no proved reserves are attributed), production, processing, transportation and marketing of Petroleum Substances;

(b)

the rights to explore for, mine, drill for, produce, take, save or market Petroleum Substances under all lands and other real and immovable property interests referred to in subsection (a) of this definition;

(c)	the Petroleum Substances within, upon or under all lands and other real and immovable property interests referred in subsection (a) of this definition;

(d)

royalty, production, profits and other interests or payment out of, referable to, or payable in respect of, Petroleum Substances or the value thereof produced from or allocable to the lands and other real and immovable property interests referred to in subsection (a) of this definition;

(e)	the Documents of Title;

(f)

any and all rights and interests in the foregoing substantially replacing, extending or renewing any thereof in the event of termination, surrender, negotiation, renegotiation or supersession thereof; and

(g)	any and all rights to acquire any of the foregoing.

“Original Credit Agreement” has the meaning given to it in the recitals hereto.

“Parties” means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and “Party” means any one of the Parties.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA).

“Pension Plan” means any retirement or pension benefit plan that is established by a Person for the benefit of its employees, that requires such Person to make periodic payments or contributions.

“Performance Letters of Credit” means any Letter of Credit that is not a Financial Letter of Credit.

“Permitted Encumbrances” means:

(a)

undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Harvest Parties in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(b)

liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of Oil and Gas Properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens relate, for any of the Harvest Parties' portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(c)

a sale or disposition of Oil and Gas Properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Harvest Parties' reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Harvest Party's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Harvest Party's interest in such Oil and Gas Properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)

to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Oil and Gas Properties that are or were entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)

liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Oil and Gas Properties, if such liens do not materially detract from the value of any material part of the property of the Harvest Parties taken as a whole;

(f)

easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land (if such land is a material part of the property of the Harvest Parties taken as a whole) held by any of the Harvest Parties' (including rights-of- way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Harvest Parties taken as a whole;

(g)	any lien or trust arising in connection with worker's compensation, employment insurance, pension and employment Laws;

(h)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Harvest Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof; and rights of distress reserved in or exercisable under any other lease or sublease to which such Harvest Party is a party which secures the payment of rent or compliance with the terms thereof;

(i)

liens on Petroleum Substances or proceeds of the sale thereof pursuant to a processing or transmission arrangement securing payment of the obligations of any Harvest Party in respect of the costs thereof, provided such costs are not due or delinquent, or if due or delinquent any such lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(j)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k)	any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the Oil and Gas Properties of the Harvest Parties;

(l)	any claim or Security Interest from time to time disclosed by the Harvest Parties to the Agent and which is consented to by the Lenders;

(m)

public and statutory liens not yet due and similar liens arising by operation of Law, and if due or delinquent any lien which such Harvest Party is in good faith contesting if such contest involves no material risk of loss of any material part of the property of the Harvest Parties taken as a whole;

(n)

any non-recourse pledge by any of the Harvest Parties of Securities in any Unrestricted Subsidiary or JV Entity that is not a Material Subsidiary which is required to facilitate any Indebtedness incurred by such Unrestricted Subsidiary or JV Entity;

(o)	the Security (which will also secure any Hedge Indebtedness and Cash Management Obligations as provided for in Section 4.2); and

(p)

(i) any Purchase Money Security Interests, (ii) any Security Interests which secure Capital Lease Obligations granted or assumed by any of the Harvest Parties, (iii) any Non-Recourse Debt, (iv) any pledges of cash or marketable securities granted or assumed by any of the Harvest Parties to secure its obligations under any Hedge Agreement or Cash Management Document and (v) any other Security Interests that are not permitted under any of the foregoing subparagraphs (a) through (o) of this definition and which secure obligations or Indebtedness that are not otherwise prohibited under this Agreement, provided that (A) the aggregate of the obligations and Indebtedness secured by all such Security Interests does not exceed the greater of $50,000,000 (or the Canadian Dollar Exchange Equivalent thereof) and 2.0% of Consolidated Tangible Assets outstanding at any time, (B) such Security Interests do not encumber all or substantially all of the assets of any Harvest Party, (C) such Security Interests do not rank pari passu with the Security and (D) such Security Interests do not rank senior to the Security except to the extent that such Security Interests consist of Purchase Money Security Interests or pledges of cash or marketable securities, secure Capital Lease Obligations or otherwise rank in priority to the Security in accordance with personal property security laws or other operation of law.

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

“Principal Amount” means, with respect to a Lender, that portion of the Aggregate Principal Amount which has been advanced by such Lender under the Credit Facility and which remains outstanding.

“Purchase Money Security Interest” means a Security Interest, whether given to a vendor, a lender or any other Person, securing indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property which Security Interest is limited exclusively to such property.

“Rateable Portion” means, subject to adjustment pursuant to Section 2.3, 2.8(b), 6.3, 6.4 or 6.5, the proportion from time to time of the Individual Commitment Amount of a Lender under the Credit Facility relative to the Aggregate Commitment Amount under the Credit Facility.

“Related Party” means KNOC or any other Person (other than a Harvest Party) which is a shareholder of a Harvest Party or an Affiliate of such shareholder.

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Repayment” means the repayment of any outstanding Borrowing, other than a Swingline Borrowing, by the Borrower to the Agent on behalf of the Lenders.

“Request Period” has the meaning attributed to it in Section 2.2(a) .

“Resignation Notice” has the meaning attributed to it in Section 21.10.

“Rollover” means:

(a)

in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period under the Credit Facility subsequent to the initial or any subsequent LIBOR Period applicable thereto;

(b)

in relation to maturing Bankers' Acceptances, the issuance of new Bankers' Acceptances under the Credit Facility in respect of all or any portion of such Bankers' Acceptances at their Maturity Date; and

(c)

in relation to an expiring Letter of Credit, the extension or replacement of an existing Letter of Credit under the Credit Facility, provided that the beneficiary remains the same, the Face Amount is not increased and the other principal terms thereof (other than the Maturity Date) remain the same;

and “Rolled Over” shall have a similar meaning.

“S&P” means Standard & Poor's Ratings Services, a division of Standard and Poor's Financial Services LLC, a subsidiary of McGraw Hill Financial, Inc., and any successors thereto.

“Secured Obligations” means, collectively, the Obligations, the Hedge Indebtedness and the Cash Management Obligations.

“Secured Parties” means, collectively, the Agent, the Lenders, the Hedge Lenders and the Cash Managers.

“Securities” means any interest in any partnership, trust or joint venture or any securities in the capital stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon the liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its assets.

“Security” has the meaning attributed to it in Section 4.1.

“Security Interest” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases and any contractual right of set-off created in the ordinary course of business.

“Stamping Fee” has the meaning attributed to it in Section 3.2(d) .

“Standby Fee” has the meaning attributed to it in Section 3.4.

“Subordinated Debt” means all Indebtedness which, in accordance with GAAP, on a consolidated basis, would be recorded in the Borrower’s consolidated financial statements (including the notes thereto) and which is owing to a Person or Persons other than a Harvest Party or a Related Party, which Indebtedness has all of the following characteristics:

(a)

an initial final maturity in respect of repayment of principal extending beyond the latest Credit Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, (provided that if a Harvest Party enters into a subordinated bridge facility in connection with a Material Acquisition, the maturity date thereof may be within the maturity date of the Credit Facility so long as such Subordinated Debt matures and is repaid within six months of its incurrence);

(b)

no scheduled cash principal payments thereunder prior to the latest Credit Facility Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed (provided that if a Harvest Party enters into a subordinated bridge facility referred to in clause (a) above, the principal thereof may be repaid on a maturity date that is scheduled within six months of its incurrence, subject to the governing subordination agreement with the Lenders);

(c)	such Indebtedness shall be unsecured;

(d)

upon the occurrence of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Harvest Party, such Indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee thereof;

(e)

other than with respect to subordinated bonds in the public debt or private placement markets, upon the occurrence of any Default or Event of Default, such Indebtedness shall have a standstill period of not less than six months; and

(f)

such Indebtedness shall not have any covenants, events of default or other terms and conditions (except for higher pricing and/or more onerous optional redemption provisions) which, taken as a whole, are materially more restrictive than those contained in this Agreement, provided that (i) the subordination above is confirmed in writing by any trustee for holders of such Subordinated Debt or by a subordination agreement with the Agent, in either case in a form satisfactory to the Majority Lenders acting reasonably, and (ii) Indebtedness owed to a Related Party, to the extent it forms Intercompany Subordinated Debt, shall be deemed not to be Subordinated Debt.

“Subsidiary” means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by the Borrower, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary.

“Subsidiary Partnerships” means any Material Subsidiaries which are general or limited partnerships.

“Subsidiary Trusts” means any Material Subsidiaries which are trusts.

“Successor Agent” has the meaning attributed to it in Section 21.10.

“Swingline Advance” means a Drawdown under the Credit Facility pursuant to Section 2.8 by way of a Canadian Prime Rate Loan, a U.S. Base Rate Loan, (subject to availability) a Bankers' Acceptance with a term to maturity not to exceed 30 days, or a Letter of Credit.

“Swingline Borrowing” means a Borrowing funded by way of a Swingline Advance.

“Swingline LC” means a Letter of Credit issued as a Swingline Advance.

“Swingline Lender” means CIBC in its capacity as a Lender or any other Lender selected by the Borrower and approved by the Agent which agrees to make Swingline Advances available hereunder.

“Syndicated Borrowing” means a Borrowing that is not a Swingline Borrowing.

“Taxes” means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

“Third Party JV Owner” means any Person (other than a Harvest Party) that owns any Securities in a JV Entity which is not a Material Subsidiary.

"U.S. Base Rate" means the greater of (a) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", (b) the Federal Funds Rate plus 100 Basis Points per annum and (c) the one month LIBOR plus 100 Basis Points per annum.

“U.S. Base Rate Loan” means a loan under the Credit Facility in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate.

“U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“Unrestricted Cash” means any cash or cash equivalents of the Borrower or any of its Material Subsidiaries that are not encumbered by any Security Interests (other than the Security) and would not appear as "restricted" on a consolidated balance sheet of the Borrower.

“Unrestricted Subsidiary” means any Subsidiary which is not a Material Subsidiary.

“Voting Securities” means Securities carrying voting rights under all circumstances, provided that, for the purposes of this definition, Securities which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any Securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

SCHEDULE B
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
AGREEMENT DATED FEBRUARY 24, 2017

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Individual
Commitment
Lender	Amount (Cdn.$)

Canadian Imperial Bank of Commerce	$85,000,000

HSBC Bank Canada	$75,000,000

Bank of America, N.A., Canada Branch	$55,000,000

The Bank of Nova Scotia	$50,000,000

Sumitomo Mitsui Banking Corporation, Canada Branch	$50,000,000

Citibank, N.A., Canadian branch	$50,000,000

JPMorgan Chase Bank, N.A.	$45,000,000

Société Générale S.A.	$45,000,000

Credit Agricole Corporate & Investment Bank	$45,000,000

Aggregate Commitment Amount:	$500,000,000

SCHEDULE C
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF COMPLIANCE CERTIFICATE

TO:	Canadian Imperial Bank of Commerce, as Agent

AND TO:	The Lenders

RE:	Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp. (the "Borrower"), Canadian Imperial Bank of Commerce as administrative agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") (such Third Amended and Restated Credit Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time, being herein referred to as the "Credit Agreement").

This Compliance Certificate is delivered pursuant to Section 14.1(b) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert name of office] of Harvest Operations Corp. (the "Borrower") and hereby certify in such capacity for and on behalf of the Borrower and without incurring any personal liability, after making due inquiry:

(a)	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending ____________________, 20__ (the "Calculation Date").

(b)

I am familiar with the provisions of the Credit Agreement and I have made or caused to be made under my supervision such reasonable investigations of corporate records and inquiries of other officers and personnel of the Borrower as I have deemed necessary for purposes of this Compliance Certificate.

(c)	All of the terms, covenants and conditions of the Documents are being complied with by the Harvest Parties [or describe details].

(d)	No Default or Event of Default has occurred or is continuing [or describe details].

(e)	[Attached hereto is an updated Schedule J to the Credit Agreement which accurately reflects the required disclosure regarding the Borrower and its Subsidiaries.] [NTD: Include if necessary.]

Capitalized words and phrases used herein but not otherwise defined herein have the meanings attributed to them in the Credit Agreement.

Dated at Calgary, Alberta, on ______________________, 20___.

HARVEST OPERATIONS CORP.

By:
Name:
Title:

SCHEDULE D
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF NOTICE OF DRAWDOWN

TO:	Canadian Imperial Bank of Commerce, as Agent

RE:	Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp. (the "Borrower"), Canadian Imperial Bank of Commerce as agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") (such Third Amended and Restated Credit Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time, being herein referred to as the "Credit Agreement").

1.	The date of the requested Drawdown is the _____day of ________________, 20__.

2.	Pursuant to Section 5.2 of the Credit Agreement, the Borrower hereby irrevocably requests that the following Drawdown(s) under the Credit Facility be made available [as a Swingline Advance]:

TYPE OF ADVANCE	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

Banker's Acceptances

U.S. Base Rate Loan		N/A

LIBOR Loan

[Financial Letter of Credit]

[Performance Letter of Credit]

3.	The Borrower hereby represents and warrants to the Agent and the Lenders as follows as of the date of this Notice of Drawdown:

(a)

each of the representations and warranties of the Borrower set forth in Section 13.1 of the Credit Agreement (other than that made in Section 13.1(j) which will not be restated and that made in 13.1(n) which will be restated as of the date referred to therein) is true and correct as of the date of the requested Drawdown; and

(b) no Default or Event of Default has occurred and is continuing under the Credit Agreement or will occur as a result of the requested Drawdown.

4.	This Notice of Drawdown is irrevocable.

5.	Capitalized words and phrases used herein and not otherwise defined herein have the meanings attributed to them in the Credit Agreement.

6.	Special Instructions (if any):
_____

The Borrower has caused this Notice of Drawdown to be executed and delivered, and the certifications contained herein to be made, by a duly authorized officer of the Borrower this _____day of _____________________, 20__.

HARVEST OPERATIONS CORP.

By:
Name:
Title:

SCHEDULE E
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF NOTICE OF ROLLOVER/NOTICE
OF CONVERSION/NOTICE OF REPAYMENT

TO:	Canadian Imperial Bank of Commerce, as Agent

RE:

Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp. (the "Borrower"), Canadian Imperial Bank of Commerce as agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement").

1.	Pursuant to Section [2.4, 2.5, 2.8(h) or 5.4] of the Credit Agreement, the Borrower hereby irrevocably notifies the Agent that it will:

(a)	Convert part or all of the Swingline Borrowing under the Credit Facility described as:

Type of Borrowing:
Principal Amount (1):
Maturity Date of existing Borrowing:

into a Borrowing under the Credit Facility described as:

Type of Borrowing:
Principal Amount (1):
Maturity Date of new Borrowing:

effective the __________day of _____________________, ___________.

(1)

If only part of the maturing Borrowing is being Converted, please indicate the applicable amount being Converted, including the details provided above in respect thereof and whether the balance will be rolled over or repaid.

or;

(b)	Rollover part or all of a Borrowing under the Credit Facility described as:

Type of Borrowing:
Principal Amount (1):
Maturity Date:

into another Borrowing of the same type under the Credit Facility.

Maturity Date:

(1)

If only part of the maturing Borrowing is being rolled over, please indicate the applicable amount being rolled over, including the details provided above in respect thereof and whether the balance will be Converted or repaid.

or;

(c)	Repay part or all of a Borrowing under the Credit Facility described as:

Type of Borrowing:
Principal Amount (1):
Maturity Date:

and [rollover/Convert] the remaining balance thereof into another Borrowing of the same type made under the Credit Facility.

Maturity Date:

(1)

If only part of the maturing Borrowing is being repaid, please indicate the applicable amount being repaid, including the details provided above in respect thereof and whether the balance will be rolled over or Converted.

2.	The Borrower represents and warrants to the Agent and the Lenders that no Default or Event of Default has occurred and is continuing.

3.	This Notice is irrevocable.

4.	Capitalized words and phrases used herein and not otherwise defined herein have the meanings attributed to them in the Credit Agreement.

5.	Special Instructions (if any):
_____

The Borrower has caused this Notice to be executed and delivered, and the certifications contained herein to be made, by a duly authorized officer of the Borrower this _____day of _________________, 20____.

HARVEST OPERATIONS CORP.

By:
Name:
Title:

SCHEDULE F
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF DEMAND DEBENTURE [NAME OF DEBTOR] DEBENTURE

Agent and Address:	Canadian Imperial Bank of Commerce,
as Administrative Agent
595 Bay Street, 5th Floor, Atrium on the Bay
Toronto, Ontario
M5G 2C2

Date:	•

PREAMBLE:

A.

Harvest Operations Corp. (the "Borrower" [or "Debtor"]), Canadian Imperial Bank of Commerce as administrative agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") are parties to a third amended and restated credit agreement dated as of February 24, 2017 (such amended and restated credit agreement, as it may be amended, supplemented, restated or otherwise modified from time to time, the "Credit Agreement").

B.

To secure the payment of the Principal Sum and any other amounts owing hereunder, [[Name of Guarantor] (the "Debtor")] the Debtor has agreed to grant to the Agent, for its own benefit and on behalf of the Lenders, a security interest over the Collateral in accordance with the terms of this Debenture.

C.

[It is in the interests of [Name of Guarantor], as [the shareholder of the Borrower/a Material Subsidiary of the Borrower], that the Lenders extend credit to the Borrower pursuant to the applicable Credit Documents and therefore the Debtor is prepared to issue this Agreement to the Agent for and on behalf of itself and the Lenders.] [Delete in Borrower Debenture.]

D.

The Agent and the Lenders have agreed to share the security granted by the Debtor from time to time, including, without limitation, this Debenture, in accordance with the terms of the Credit Documents.

E.

Capitalized words and phrases used but not otherwise defined herein have the meaning ascribed thereto in the Credit Agreement. In addition, all references to Lenders shall be deemed to also include any Hedge Lenders and Cash Managers, and all references to the Documents shall be deemed to include an intercreditor agreement, if applicable.

ARTICLE 1
PROMISE TO PAY

1.1     [Name of Debtor], a [corporation/partnership/limited partnership/trust] formed under the laws of •, for value received, hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of the Agent, for its own benefit and on behalf of the Lenders, or any subsequent holder or holders of this Debenture, the Principal Sum set out below in lawful money of Canada at such place as the Agent may from time to time designate by notice in writing to the Debtor, and to pay interest thereon at the Interest Rate set out below in like money at the same place on the last day of each month following demand and, should the Debtor at any time make default in payment of any principal or interest, to pay interest both before and after default and judgment on the amount in default at the same rate in like money at the same place on the same dates.

ARTICLE 2
PRINCIPAL SUM

2.1     The "Principal Sum" is Canadian $2,500,000,000.

ARTICLE 3
INTEREST RATE

3.1     The "Interest Rate" will be a nominal interest rate equal to 21% per annum.

ARTICLE 4
SECURITY

4.1     As general and continuing collateral security for the due payment of the Principal Sum, interest and all other monies payable hereunder or from time to time secured hereby and as security for the performance and observance of the covenants and agreements on the part of the Debtor herein contained, the Debtor, hereby grants, assigns, mortgages and charges to and in favour of the Agent, for and on behalf of the Lenders, as and by way of (a) a floating charge over all of the Debtor's present and after-acquired real property wherever situate, and (b) a security interest in and to all of the Debtor's present and after-acquired personal property (both tangible and intangible) of every nature and kind and wherever situate and all proceeds thereof in the form of "goods", "chattel paper", "investment property", "documents of title", "instruments", "money" or "intangibles" (as each such term is defined in the Personal Property Security Act (Alberta)). In this Debenture, the mortgages, charges and security interests hereby constituted are referred to as the "Security Interest" and the subject matter of the Security Interest is referred to as the "Collateral".

4.2     Without limiting its rights hereunder to crystallize the Security Interest in any other manner, the Agent may, subject to Section 4.4(b) of the Credit Agreement, crystallize the Security Interest in respect of all or a portion of the Collateral by (a) giving notice to the Debtor of, and (b) registering this Debenture or a caveat, security notice, financing statement or other instrument in respect of this Debenture, at any public registry or other office maintained for the purposes of registering fixed and specific mortgages and charges, security interests and other like interests, and after such crystallization, the Security Interest in respect of such Collateral that is the subject of the registration shall constitute a fixed and specific mortgage and charge and security interest to and in favour of the Agent, its successors and assigns, in respect of such Collateral, and the Debtor shall not thereafter dispose of or otherwise deal with such Collateral without the consent of the Agent. The Debtor shall execute such further documents and do all acts reasonably requested by the Agent to give effect to the foregoing.

4.3     The Agent and the Lenders acknowledge and agree that the rights and remedies of the Agent and the Lenders under this Debenture shall in all cases be limited to the Security Interest created hereby against the Collateral.

4.4     Until the Security Interest becomes enforceable, the Debtor, subject to the terms of the other Documents, may dispose of or deal with the Collateral in the ordinary course of its business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Security Interest. In the event of any such disposition in the ordinary course of business, the Agent will, at the written request of the Debtor which will include a certificate of the Debtor stating that such Collateral is being dealt with or disposed of in accordance with this Section 4.4, at the cost of the Debtor release its Security Interest over the Collateral which has been disposed.

4.5     The Security Interest will not extend or apply to the last day of the term of any lease of real property or agreement therefor, but upon the enforcement of the Security Interest, the Debtor will stand possessed of such last day in trust to assign the same at the direction of the Agent to any Person acquiring such term.

4.6     The Debtor confirms that value has been given, that the Debtor has rights in the Collateral and that the Debtor and the Agent, for and on behalf of the Lenders, have not agreed to postpone the time for attachment of the Security Interest to any of the Collateral. In respect of Collateral which is acquired after the date of execution hereof, the time for attachment will be the time when the Debtor acquires such Collateral.

4.7     The Agent, on behalf of the Lenders, is the party entitled to receive all amounts payable hereunder and to give a discharge hereof.

4.8     The Security Interest does not and will not extend to, and the Collateral will not include, any agreement, right, franchise, licence or permit (the "Contractual Rights") to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Security Interest would constitute a breach of the terms of or permit any person to terminate the Contractual Rights, but the Debtor will hold its interest therein in trust for the Agent on behalf of the Lenders and will assign such Contractual Rights to the Agent forthwith upon obtaining the consent of the other party or parties thereto.

4.9     Notwithstanding the provisions of this Debenture, (i) the Debtor shall remain liable to perform all of its duties and obligations in regard to the Collateral (including, without limitation, all of its duties and obligations arising under any leases, licenses, permits, reservations, contracts, agreements, instruments, contractual rights and governmental orders, authorizations, licenses and permits now or hereafter pertaining thereto) to the same extent as if this Debenture had not been executed; (ii) the exercise by the Agent of any of its rights and remedies under or in regard to this Debenture shall not release the Debtor from such duties and obligations; and (iii) the Agent shall have no liability for such duties and obligations or be accountable for any reason to the Debtor by reason only of the execution and delivery of this Debenture.

4.10    The Agent and its successors and assigns shall have and hold the Collateral, together with all tenements, hereditaments and appurtenances thereto, in accordance with the terms of the Documents.

4.11    To the extent permitted by applicable Laws, the Security Interest shall not be impaired by any indulgence, moratorium or release which may be granted including, but not limited to, any renewal, extension or modification which may be granted with respect to any secured indebtedness, or any surrender, compromise, release, renewal, extension, exchange or substitution which may be granted in respect of the Collateral, or any part thereof or any interest therein, or any release or indulgence granted to any endorser, guarantor or surety of any of the Principal Sum.

4.12    The Debtor agrees and acknowledges that the Security Interest and the Collateral are being shared between the Lenders in accordance with the terms of this Debenture and the other Documents and that this Debenture is being held by the Agent for its own benefit and on behalf of the Lenders.

ARTICLE 5
ENFORCEMENT

5.1    Subject to the terms of the Documents and provided an Event of Default has occurred and is continuing, upon the Security Interest becoming enforceable in accordance therewith and herewith, the Agent will be entitled to exercise any of the remedies specified below:

(a)

Receiver. The Agent may appoint by instrument in writing one or more receivers, managers or receiver/manager for the Collateral or the business and undertaking of the Debtor pertaining to the Collateral (a "Receiver"). Any such Receiver will have, in addition to any other rights, remedies and powers which a Receiver may have at law, in equity or by statute, the rights and powers set out in clauses (b) through (e) in this Section 5.1. In exercising such rights and powers, any Receiver will act as and for all purposes will be deemed to be the agent of the Debtor and neither the Agent nor any Lender will be responsible for any act or default of any Receiver. The Agent may remove any Receiver and appoint another from time to time. No Receiver appointed by the Agent need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court.

(b)

Power of Sale. The Agent or any Receiver may sell, consign, lease or otherwise dispose of any Collateral by public auction, private tender, private contract, lease or deferred payment with or without notice, advertising or any other formality, all of which are hereby waived by the Debtor. The Agent or any Receiver may, at its discretion establish the terms of such disposition, including terms and conditions as to cash proceeds, credit, upset, reserve bid or price. All payments made pursuant to such dispositions will be credited against the Principal Sum only as they are actually received. The Agent or any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral without being answerable for any loss occasioned thereby, other than by its gross negligence or wilful misconduct. Any such disposition may take place whether or not the Agent or any Receiver has taken possession of the Collateral.

(c)

Pay Liens and Borrow Money. The Agent or any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. The Agent or any Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor pertaining to the Collateral and may grant Liens in any Collateral (in priority to the Security Interest or otherwise) as security for the money so borrowed. The Debtor will forthwith upon demand reimburse the Agent or any Receiver for all such payments and borrowings and such payments and borrowings will be secured hereby and will be added to the money hereby secured and bear interest at the rate of (i) 3% per annum over the Canadian Prime Rate for amounts payable in Canadian Dollars, and (ii) 3% per annum over the U.S. Base Rate for amounts payable in U.S. Dollars.

(d)

Dealing with Collateral. The Agent or any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable, including without limitation:

(i)	to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in connection with the Collateral;

(ii)	to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with Section 5.1(d)(i);

(iii)

to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection of the Collateral or to enforce compliance with the terms and conditions of any contract or any account; and

(iv)	to perform the affirmative obligations of the Debtor under this Debenture and the other Documents.

(e)

Carry on Business. The Agent or any Receiver may carry on, or concur in the carrying on of, any or all of the business or undertaking of the Debtor but only as it relates to the Collateral and enter on, occupy and use (without charge by the Debtor) any of the premises, buildings, plant and undertaking of, or occupied or used by, the Debtor.

(f)

Right to Have Court Appoint a Receiver. The Agent may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture or file proof of claims and other documents with a court of competent jurisdiction in any proceeding relative to the Debtor.

(g)

Agent May Exercise Rights of a Receiver. In lieu of, or in addition to, exercising its rights, remedies and powers under clauses (a) to (f) and (h) of this Section 5.1, the Agent has, and may exercise, any of the rights and powers which are capable of being granted to a Receiver appointed by the Agent pursuant to this Debenture.

(h)

Limitation of Liability. Neither the Agent nor any Lender will be liable or accountable for any failure to take possession of, seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral and none of them will be bound to institute proceedings for any such purposes or for the purpose of reserving any rights, remedies and powers of the Agent, the Debtor or any other person or entity in respect of any Collateral. If any Receiver or the Agent takes possession of any Collateral, neither the Agent nor any Receiver will have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

(i)

Extensions of Time. Upon the Security Interest becoming enforceable in accordance with the terms of this Debenture, the Agent may grant renewals, extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal or fail to deal with the Debtor, debtors of the Debtor, guarantors, sureties and others and with any Collateral as the Agent may see fit, all without prejudice to the liability of the Debtor to the Agent and the Lenders or the Agent's or the Lenders' rights, remedies and powers under this Debenture or any of the other Documents.

(j)

Validity of Sale. No Person dealing with the Agent or any Receiver, or with any officer, employee, agent or solicitor of the Agent or any Receiver will be concerned to inquire whether the Security Interest has become enforceable, whether the right, remedy or power of the Agent or the Receiver has become exercisable, whether the Principal Sum remaining outstanding or otherwise as to the propriety or regularity of any dealing by the Agent or the Receiver with any Collateral or to see to the application of any money paid to the Agent or the Receiver, and in the absence of fraud on the part of such Person such dealings will be deemed, as regards such person, to be within the rights, remedies and powers hereby conferred and to be valid and effective accordingly.

(k)

Effect of Appointment of Receiver. As soon as the Agent takes possession of any Collateral or appoints a Receiver to do so, all powers, functions, rights and privileges of the Debtor including, without limitation, any such powers, functions, rights and privileges which have been delegated to directors, officers of the Debtor or committees with respect to such Collateral will cease, unless specifically continued by the written consent of the Agent.

(l)

Time for Payment. If the Agent demands payment of the Principal Sum that is payable on demand or if the Principal Sum is otherwise due by maturity or acceleration, it will be deemed reasonable for the Agent to exercise its remedies immediately if such payment is not made, and any days of grace or any time for payment that might otherwise be required to be afforded to the Debtor at law or in equity, and other than pursuant to the Documents, is hereby irrevocably waived.

(m)

No Implied Waiver. The rights of the Lenders and the Agent (whether arising under this Debenture, any other Document, any other agreement, at law or in equity) will not be capable of being waived or varied otherwise than by an express waiver or variation in writing, and in particular any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights will not preclude any other or further exercise of that or any other such right, and no act or course of conduct or negotiation on the part of any Lenders or the Agent or on its behalf will in any way preclude any Lenders or the Agent from exercising any such right or constitute a suspension or any variation of any such right.

(n)

Rights Cumulative. The rights, remedies and powers conferred by this Section 5.1 are in addition to, and not in substitution for, any other rights, remedies or powers that the Agent or any Lender may have under this Debenture, the other Documents, at law, in equity, by or under the Personal Property Security Act (Alberta) or by any other statute or agreement. The Agent may proceed by way of any action, suit or other proceeding at law or in equity and no right, remedy or power of the Agent or any Lender will be exclusive of or dependent on any other. The Agent or any Lender may exercise any of their rights, remedies or powers separately or in combination and at any time.

5.2     The proceeds of any sale, realization or other disposal of the Collateral howsoever arising and any other amounts from time to time received by the Agent or a Receiver in connection therewith will be applied as follows:

(a)

first, to the payment in full of all reasonable fees of the Agent and any Receiver and all reasonable out-of-pocket costs, fees and expenses (including, without limitation, reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the Agent and any Receiver or other enforcement agent appointed by the Agent or a court of competent jurisdiction, as the case may be, in connection with the collection or enforcement of the Principal Sum owed to the Lenders, the enforcement of the Security Interest or the preservation of the Collateral;

(b)	second, in payment to the Agent of the Principal Sum and other amounts payable hereunder; and

(c)	third, the balance, if any, will be paid, subject to applicable Laws, to the Debtor.

5.3     If the Agent or any Receiver exercises its rights herein to take possession of the Collateral, the Debtor will upon request from the Agent or any such Receiver, assemble and deliver possession of the Collateral at such place or places as directed by the Agent or any such Receiver.

5.4     If the Debtor pays to the Lenders the balance of the Principal Sum and all other amounts that are payable under this Debenture, then the Agent will, at the written request and sole expense of the Debtor, reassign and reconvey the Collateral to the Debtor and release the Security Interest.

ARTICLE 6
REPRESENTATIONS

6.1     The Debtor represents and warrants to the Agent and each of the Lenders and acknowledges that each of them is relying on these representations and warranties without independent inquiry in entering into and incurring their respective obligations under the Documents:

(a)	the Debtor is a [corporation/partnership/trust] duly formed under the laws of •;

(b)	the Debtor has all necessary right, power and authority and legal capacity to enter into and perform its obligations under this Debenture;

(c)	the execution and delivery of this Debenture and the performance by the Debtor of its obligations under this Debenture have been duly authorized by all necessary action on its part;

(d)

this Debenture has been duly executed and delivered by the Debtor and is a legal, valid and binding obligation of the Debtor enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(e)	the Debtor's chief executive office is located in the Province of Alberta; and

(f)

the Debtor (i) has a good and legal title to its interest in the Collateral; (ii) has the right to mortgage its interest in the Collateral; (iii) on enforcement, the Agent shall have quiet possession of its interest in the Collateral, free from all Liens, except Permitted Encumbrances; and (iv) it has done no act to encumber its interest in the Collateral except as has otherwise been agreed in writing with the Lenders.

ARTICLE 7
COVENANTS

7.1     The Debtor covenants and agrees with the Agent that:

(a)

Further Documentation; Pledge of Instruments. At any time and from time to time, upon the written request of the Agent, and at the sole expense of the Debtor, the Debtor will promptly and duly execute and deliver such further instruments and documents and take such further action as the Agent may reasonably request for the purposes of obtaining or preserving the full benefits of this Debenture and of the rights and powers herein granted, including the filing or execution of any financing statements or financing change statements under applicable Laws with respect to this Debenture. The Debtor also hereby authorizes the Agent to file any such financing statement or financing change statement without the signature of the Debtor to the extent permitted by applicable Laws. Without limiting the generality of the foregoing, the Debtor acknowledges that this Debenture has been prepared based on applicable Laws and the Debtor agrees that the Agent will have the right, acting reasonably, to require that this Debenture be amended or supplemented: (i) to reflect any changes in applicable Laws, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate security in all appropriate jurisdictions; or (iii) if the Debtor amalgamates with any other Person or enters into any reorganization, in each case in order to confer upon the Agent the security intended to be created hereby.

(b)

Further Identification of Collateral. The Debtor will furnish to the Agent from time to time such statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Agent may reasonably request, all to the extent necessary to permit the Collateral to be sufficiently described.

(c)

Notices. The Debtor will advise the Agent in writing in reasonable detail of (i) any change in the location of any place of business or the chief executive office of the Debtor, or (ii) any change in the name of the Debtor, in each case, at least 15 days prior to the effective date of any such change.

ARTICLE 8
ATTORNEY IN FACT

8.1     Upon the Security Interest becoming enforceable and provided an Event of Default has occurred and is continuing, the Debtor hereby irrevocably constitutes and appoints the Agent and any officer or Agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Agent's reasonable discretion, for the purpose of carrying out the terms of this Debenture, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Debenture and which the Debtor being required to take or execute has failed to take or execute. The Debtor hereby ratifies all that said attorneys will lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and will be irrevocable until the Principal Sum has been unconditionally and irrevocably paid and performed in full. The Debtor also authorizes the Agent, at any time and from time to time, to execute any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral in connection with the sale provided for in Section 5.1(b) hereof.

ARTICLE 9
NO LIABILITY

9.1     Neither the Agent nor any of the Lenders shall be liable for any error of judgment or act done by any of them in good faith, or be otherwise responsible or accountable under any circumstances whatsoever, except for their gross negligence or wilful misconduct. The Agent shall have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by the Agent hereunder, believed by the Agent in good faith to be genuine. All moneys received by the Agent shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by applicable laws), and the Agent shall be under no liability for interest on any moneys received by it hereunder. The Debtor hereby ratifies and confirms any and all acts which the Agent or its successors or substitutes shall do lawfully by virtue hereof.

ARTICLE 10
EXPENSES

10.1    The Debtor agrees to pay the Agent forthwith on demand all reasonable costs, charges and expenses, including, without limitation, all reasonable legal fees (on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the administration, recovery or enforcement of payment of any amounts payable hereunder whether by realization or otherwise. All such sums will be secured hereby and will be added to the money hereby secured and bear interest at the rate set forth in Section 5.1(c) hereof.

ARTICLE 11
PLEDGE OF DEBENTURE

11.1    This Debenture may be assigned, deposited or pledged by the Debtor (the "Pledge Agreement") as security for its present and future obligations. This Debenture will not be deemed to have been redeemed by reason of the account of the Debtor having ceased to be in debt while this Debenture was so assigned, deposited or pledged and no payment will reduce the amount owing or payable under this Debenture unless specifically appropriated to and noted on this Debenture by the Agent at the time of payment.

ARTICLE 12
PRESENTMENT

12.1    The Debtor hereby expressly waives demand for payment, presentment, protest and notice of dishonour of this Debenture. Any failure or omission by the Agent to present this Debenture for payment, protest or provide notice of dishonour will not invalidate or adversely affect in any way any demand for payment or enforcement proceeding taken under this Debenture.

ARTICLE 13
ENUREMENT AND ASSIGNMENT

13.1    The provisions of this Debenture will be binding upon the Debtor and its successors and will enure to the benefit of the Agent and each Lender and their respective successors and assigns. Subject to the terms of the Documents, the Debtor will not assign this Debenture without the Agent's prior written consent. In the event the ownership of the Collateral or any part thereof becomes vested in a Person other than the Debtor, then, without notice to the Agent, such successor or successors in interest may be dealt with, with reference to this Debenture and to the indebtedness secured hereby, in the same manner as with the Debtor, without in any way vitiating or discharging the Debtor's liability hereunder or for the payment of the indebtedness or performance of the obligations secured hereby. No transfer of the Collateral, no forbearance, and no extension of the time for the payment of the indebtedness secured hereby, shall operate to release, discharge, modify, change or affect, in whole or in part, the liability of the Debtor hereunder or for the payment of the indebtedness or performance of the obligations secured hereby, or the liability of any other Person hereunder or for the payment of the indebtedness secured hereby.

ARTICLE 14
GOVERNING LAW; ATTORNMENT

14.1    This Debenture will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without giving effect to the conflict of law principles thereof. Without prejudice to the ability of the Agent to enforce this Debenture in any other proper jurisdiction, the Debtor hereby irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta, or any appellate courts thereof, for the purposes of this Debenture.

ARTICLE 15
SEVERABILITY

15.1    If any portion of this Debenture or the application thereof to any circumstance will be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Debenture, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Debenture will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Laws.

ARTICLE 16
CONSENT AND WAIVER

16.1    No consent or waiver by the Agent or any Lender will be effective unless made in writing and signed by an authorized officer of the Agent.

ARTICLE 17
NOTICE

17.1    Any notice as between the Debtor and the Agent which may or is required to be given pursuant to or in connection with this Debenture will be in writing and will be sufficient if given or made at the address set forth below:

(a)	in the case of the Agent or the Lenders to:

Canadian Imperial Bank of Commerce, as Agent
595 Bay Street, 5th Floor, Atrium on the Bay
Toronto, Ontario
M5G 2C2
Attention:	Global, Agent Administration
Facsimile:	(416) 956-3830

(b)	in the case of the Debtor, to:

1500, 700 2nd Street S.W.
Calgary, Alberta
T2P 2W1
Attention:	Vice President, Finance and Chief Financial Officer
Facsimile:	(403) 266-1438

The Debtor and the Agent each covenant to accept service of judicial proceedings arising under this Debenture at its respective address for notice hereunder. Any notice or other communication given or made in accordance with this Section 17.1 will be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter. Each of the Debtor and the Agent may change its address and telecopier number for purposes of this Section 17.1 by written notice given in the manner provided in this Section 17.1 to the other party.

ARTICLE 18
INCONSISTENCY

18.1    To the extent that there is any inconsistency or ambiguity between the provisions of this Debenture, the Pledge Agreement and the Credit Agreement or, if applicable, an intercreditor agreement, the provisions of the Credit Agreement, the Pledge Agreement or an intercreditor agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

ARTICLE 19
RECEIPT OF COPY

19.1    The Debtor acknowledges receipt of an executed copy of this Debenture. The Debtor waives the right to receive any amount that it may now or hereafter be entitled to receive (whether by way of damages, fine, penalty, or otherwise) by reason of the failure of the Agent to deliver to the Debtor a copy of any financing statement or any statement issued by any registry office that confirms registration of a financing statement relating to this Debenture.

ARTICLE 20
TRUSTEE

20.1    [In the case of the Debenture for each of the Subsidiary Trusts only] [The Trustee is entering into this Debenture solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee only in such capacity, and any recourse against the Trust or any holder of units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection therewith or from the matters to which this Debenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture, as amended from time to time).]

THIS DEBENTURE has been executed effective the date first written above.

[NAME OF DEBTOR]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE G
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF DEBENTURE PLEDGE AGREEMENT

THIS AGREEMENT is dated the • day of •, •.

Description of Debenture:

Principal Sum:	Cdn. $2,500,000,000

Date:	•

PREAMBLE:

A.

Harvest Operations Corp. (the "Borrower" [or "Debtor"]), Canadian Imperial Bank of Commerce as administrative agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") are parties to a third amended and restated credit agreement dated as of February 24, 2017 (such amended and restated credit agreement, as it may be amended, supplemented, restated or otherwise modified from time to time, the "Credit Agreement").

B.

To secure the payment of its obligations under the Debenture, [[Name of Guarantor] (the "Debtor")] the Debtor has agreed to grant to the Agent, for its own benefit and on behalf of the Lenders, a security interest over the [Collateral][Mortgaged Property] (as defined in the Debenture) in accordance with the terms of the Debenture.

C.

[It is in the interests of [Name of Guarantor], as [the shareholder of the Borrower/a Material Subsidiary of the Borrower], that the Lenders extend credit to the Borrower pursuant to the applicable Credit Documents and therefore the Debtor is prepared to issue this Agreement to the Agent for and on behalf of itself and the Lenders.] [Delete in Borrower Debenture Pledge Agreement.]

D.	The Agent and the Lenders have agreed to share the security granted by the Debtor from time to time, including, without limitation, the Debenture in accordance with the terms of the Credit Documents.

E.	The Debtor created and issued the Debenture described above (the "Debenture") to the Agent for and on behalf of itself and the Lenders.

AGREEMENT:

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Debtor, the Debtor agrees with the Agent as agent for and on behalf of the Lenders, as follows:

1.

Definitions. Capitalized terms used in this Agreement will have the meanings given to them in the Credit Agreement. In addition (a) all references to Lenders shall be deemed to include any Hedge Lenders and Cash Managers; (b) all references to the Documents and provided an Event of Default has occurred and is continuing, shall be deemed to include the intercreditor agreement, if applicable; and (c) all references to Obligations shall be deemed to include any Hedge Indebtedness and Cash Management Obligations.

2.

Pledge. The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent, as agent for and on behalf of the Lenders, as general and continuing collateral security for the payment and performance of all present and future indebtedness, liabilities and obligations (absolute or contingent, matured or otherwise) of the Debtor to the Agent and the Lenders from time to time in connection with the Credit Agreement or the other Credit Documents (collectively, the "Obligations").

3.

Realization on Debenture. The Agent will not, nor will it be entitled to, demand payment pursuant to the Debenture or enforce the [Security Interest][Secured Obligation] (as defined in the Debenture) constituted thereby unless and until the Agent will be entitled or obligated to do so pursuant to the provisions of the Documents, but thereafter the Agent, as agent for the Lenders, may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture in accordance with and subject to the Documents as if the Agent was the absolute owner thereof and any such right or remedy may be exercised separately or in combination with, and will be in addition to and not in substitution for, any other right or remedy of the Agent however created, provided that the Agent will not be bound to exercise any such right or remedy.

4.

Agent and Secured Parties Not Bound. Subject to the requirements of applicable laws and the provisions of the Documents, the Agent and the Lenders will not be bound under any circumstances to realize upon the Debenture and will not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or by the retention of or failure to sell or otherwise deal with the same.

5.

Application of Proceeds. The proceeds of or any other amount received pursuant to the Debenture will be applied on account of the Obligations without prejudice to the Agent's or the Lenders' claim upon the Debtor for any deficiency. Subject to the requirements of the Debenture, Documents and applicable Laws, any surplus will be paid over to the Debtor.

6.

Recourse. The Agent will not be obliged to exhaust its recourse against the Debtor, any other party or surety or any other security it may hold with respect to the Obligations before realizing upon or otherwise dealing with the Debenture in such manner in the Agent's discretion. The Agent may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities in its discretion, without prejudice to the liability of the Debtor in respect of the Debenture.

7.

Principal, Interest and Fees. Payment to the Agent or the Lenders or any of them of principal in respect of the Obligations will be deemed to be payment in satisfaction of an equal amount under the Debenture. Notwithstanding the various stated interest rate per annum in the Debenture, payment by the Debtor of the relevant fees and interest for any period in respect of the Obligations at the current rate at which the Obligations bear interest for such period will be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.

8.

No Merger. The Debenture will not operate by way of merger of any of the Obligations and no judgment recovered by the Agent will operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Agent with respect to the Obligations.

9.

Paramountcy. Notwithstanding the form and terms of the Debenture and the provisions of this Agreement, the Agent will not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations, from time to time, of the Debtor to the Agent and the Lenders and the provisions of the Debenture and this Agreement are subject to the provisions of the Documents relating to the subject matter thereof. If there are any inconsistencies or ambiguities between the terms of the Credit Agreement or an intercreditor agreement and the Debenture or this Agreement, then the terms of the Credit Agreement or an intercreditor agreement, as applicable, will govern in all respects to the extent necessary to eliminate such express inconsistencies or ambiguities.

10.

Payment and Satisfaction. The Agent will, when required by the Documents, at the request of the Debtor, deliver up the Debenture to the Debtor and the Agent will, at the request and sole expense of the Debtor, execute and deliver to the Debtor releases, discharges and such other instruments as will be required to effectively release the

[Security Interest][Secured Obligation] and reassign and reconvey the [Collateral][Mortgaged Property] to the Debtor.

11.

Successors and Assigns. The provisions of this Agreement will be binding upon and enure to the benefit of the Agent, the Lenders and the Debtor and their respective successors and assigns permitted by the Documents; provided that any sale, transfer, delivery, negotiation or assignment of the Debenture by the Agent shall be made subject to the provisions of this Agreement.

12.

Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of [Alberta] and the laws of Canada applicable therein without giving effect to the conflict of law principles thereof.

13.

Attornment. For the purposes of all legal proceedings, the parties hereto each hereby submit to the jurisdiction of the courts of the Province of [Alberta] and this Agreement will be deemed to have been performed in the Province of [Alberta] and the courts of the Province of [Alberta] will have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing herein will be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

14.

Statutory Waivers. To the fullest extent permitted by applicable Laws, the Debtor waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the powers, rights or remedies of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute. The Debtor waives the right to receive from the Agent or the Lenders a copy of any notices of registration or recordation of this Agreement, including, without limitation, any security notice, caveat, financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement, or any verification statement or other statement or document issued by any registry that confirms or evidences registration or recordation of or relates to this Agreement.

15.

Notice. Any notice, demand, consent, approval or other communication from the Debtor to the Agent, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Debenture.

16.	Time of Essence. Time will be of the essence in this Agreement.

17.

Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, and may be delivered by a party by facsimile or similar means of recorded communication.

18.

Limitation on Liability. [In the case of the Pledge for each of the Subsidiary Trusts only] [The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee only in such capacity, and any recourse against the Trust or any holder of units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection therewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture, as amended from time to time).]

THIS AGREEMENT has been executed effective the date first written above.

[NAME OF DEBTOR(S)]

By:
Name:
Title:

By:
Name:
Title:

ACCEPTED AS OF THE DATE FIRST
ABOVE WRITTEN BY:

CANADIAN IMPERIAL BANK OF
COMMERCE, as Agent for and on behalf
of the Lenders

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE H
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF AFFILIATE SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT dated as of the • day of •, • (the "Agreement") is made by [Name of Affiliate] (the "Subordinated Affiliate") to and in favour of the Harvest Lenders and Canadian Imperial Bank of Commerce ("CIBC"), as Agent for and on behalf of the Harvest Lenders.

PREAMBLE:

A.

Harvest Operations Corp. (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") are parties to a third amended and restated credit agreement dated as of February 24, 2017 (such amended and restated credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "Credit Agreement").

B.

Each of the Harvest Parties has or may enter into with and incur indebtedness to a Hedge Lender pursuant to the terms of a Lender Hedge Agreement or to a Cash Manager pursuant to the terms of a Cash Management Document.

C.	Pursuant to the Credit Documents, each of the Harvest Parties may from time to time become indebted to the Harvest Lenders.

D.	The Harvest Parties have or may become indebted to the Subordinated Affiliate from time to time.

E.	Pursuant to the Credit Agreement, the Subordinated Affiliate is required to subordinate the Subordinated Obligations to the Harvest Lender Obligations.

F.

It is in the interests of the Subordinated Affiliate that the Harvest Lenders extend credit to the Borrower and the other Harvest Parties pursuant to the Harvest Lender Documents and therefore the Subordinated Affiliate is prepared to execute and deliver this Agreement.

AGREEMENT:

In consideration of the Harvest Lenders agreeing to provide or to continue to provide to the Borrower the Credit Documents, as applicable, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Subordinated Affiliate covenants and agrees as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement. In addition, the following expressions used in this Agreement shall have the following meanings:

"Acceleration Event" means the occurrence of a Default or Event of Default under the Credit Agreement;

"Harvest Lender Documents" means the Credit Agreement, the Security, the Lender Hedge Agreements, the Cash Management Documents and all agreements, documents, notes and instruments entered into in connection therewith, as the same may be amended, modified, varied, restated or replaced from time to time;

"Harvest Lender Obligations" means all of the obligations, liabilities and indebtedness of the Harvest Parties (or any of them) to the Harvest Lenders (or any of them) from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Harvest Lender Documents;

"Harvest Lenders" means the Lenders, the Hedge Lenders, the Cash Managers and the Agent;

"Parties" means the Subordinated Affiliate and the Agent on behalf of the Harvest Lenders;

"Proceedings" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, liquidation, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

"Subordinated Documents" means the present and future royalty agreements, net profits interest agreements, promissory notes, note indentures, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinated Obligations;

"Subordinated Obligations" means the present and future indebtedness, liabilities and obligations of the other Harvest Parties (or any of them) to the Subordinated Affiliate, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others of whatsoever nature or kind or in any currency including without limitation, the amounts from time to time owing by any of the Harvest Parties (or any of them) to the Subordinated Affiliate in respect of any Subordinated Documents; and

"Subordinated Proceeds" means all present and future payments and property received by the Subordinated Affiliate from the Harvest Parties (or any of them) in payment or satisfaction of the Subordinated Obligations, including without limitation, all deposits and investments made with such payments and property, including all other proceeds thereof of whatsoever nature or kind.

1.2	References

As used herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Agreement a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the Parties in connection with such subject matter, except as specifically set forth or referred to in this Agreement.

1.5	Waiver, Amendment

No amendment or waiver of this Agreement shall be binding unless executed in writing by the Parties. A waiver of any provision of this Agreement shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Agreement shall not constitute a continuing waiver unless expressly provided in writing by the Parties.

1.6	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
SUBORDINATION

2.1	Subordination

The Subordinated Affiliate agrees that the Subordinated Obligations shall be fully subordinated as contemplated in this Agreement, to and in favour of the Harvest Lender Obligations in all circumstances. The Harvest Lenders shall have priority over the Subordinated Affiliate in respect of all of the property of every nature and kind now existing or hereafter acquired of the Harvest Parties, to discharge and satisfy the Harvest Lender Obligations, all in priority to any claim of the Subordinated Affiliate.

2.2	Priority

The subordination of the Subordinated Obligations to the Harvest Lender Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of each of the Harvest Lenders and the subordination of the Subordinated Obligations shall not be affected by:

(a)

the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Harvest Lender Documents or the Subordinated Documents;

(b)	the date or the order of the creation of the Harvest Lender Obligations or the Subordinated Obligations;

(c)

the time or order of any advance, giving of notice or the making of any demand under the Harvest Lender Documents, the Harvest Lender Obligations, the Subordinated Documents or the Subordinated Obligations;

(d)	the taking of any collection, enforcement or realization Proceedings by the Agent or any of the Harvest Lenders or the Subordinated Affiliate;

(e)

any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or Proceeding having similar effect, involving or affecting any of the Harvest Parties or their property, any judgment or order against any of the Harvest Parties or the date of any of the foregoing;

(f)	the giving or failure to give any notice, or the order of giving notice, to any of the Harvest Parties;

(g)	the failure to exercise any power or remedy reserved to any of the Harvest Lenders under the Harvest Lender Documents or to insist upon strict compliance with any of the terms thereof;

(h)

the failure by any of the Harvest Parties to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinated Document, or any other agreement or document, regardless of any knowledge thereof which the Agent or any of the Harvest Lenders may have or be deemed to have or with which the Agent or any of the Harvest Lenders may be charged; and

(i)

any other reason including, without limitation, any priority granted to the Subordinated Affiliate, the Subordinated Documents or the Subordinated Obligations by any applicable principle of Law or equity.

2.3	No Further Payments

If an Acceleration Event has occurred and is continuing, no Harvest Party will make any further payments to the Subordinated Affiliate in respect of any of the Subordinated Obligations until the earlier of: (a) such Acceleration Event has been fully remedied, or (b) all of the Harvest Lender Obligations have been fully and finally paid, satisfied, performed and discharged.

2.4	Subordinated Proceeds

In addition to any other rights and remedies available to the Harvest Lenders under this Agreement or any of the Harvest Lender Documents, any Harvest Lender may give a written notice (a "Default Notice") to the Subordinated Affiliate that an Acceleration Event has occurred and is continuing and notwithstanding the provisions of any of the Subordinated Documents, the Subordinated Affiliate shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, hold in trust for the Agent and the Harvest Lenders and immediately pay over to the Agent on behalf of the Harvest Lenders, all Subordinated Proceeds which it then holds or it receives or holds at any time thereafter.

2.5	Insolvency/Receivership

In the event of any Proceeding involving or affecting any Harvest Party or its property, or any marshalling of the assets and liabilities of any Harvest Party:

(a)

the Harvest Lenders will be entitled to receive payment in full of the Harvest Lender Obligations before the Subordinated Affiliate will be entitled to receive any payment upon the Subordinated Obligations or any distribution of any kind or character, whether in cash, securities or other property, that may be payable or deliverable in any such event in respect of the Subordinated Obligations;

(b)

any payment or distribution of any property of any of the Harvest Parties of any kind or character, whether in cash, securities or other property, to which the Subordinated Affiliate would be entitled, except for the provisions of this Section 2.5, shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Agent or the applicable Harvest Lender to the extent necessary to pay in full all Harvest Lender Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Agent on behalf of the Harvest Lenders; and

(c)

if any payment or distribution of property of any of the Harvest Parties of any kind or character, whether in cash, securities or other property, is received by the Subordinated Affiliate before all Harvest Lender Obligations are paid in full, such payment or distribution shall be held in trust by the Subordinated Affiliate for the benefit of the Harvest Lenders and shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, be paid over to Agent on behalf of the Harvest Lenders for application to the payment of all Harvest Lender Obligations remaining unpaid until all Harvest Lender Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Agent on behalf of the Harvest Lenders.

2.6	Dealings with the Harvest Parties

The Agent and the Harvest Lenders shall be entitled to deal with the Harvest Parties, the Harvest Lender Documents and the Harvest Lender Obligations as the Harvest Lenders may see fit without in any manner affecting the subordination of the Subordinated Obligations to the Harvest Lender Obligations, and in particular, without limiting the generality of the foregoing, the Harvest Lenders may from time to time:

(a)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any of the Harvest Parties;

(b)	waive timely and strict compliance with or refrain from exercising any rights under the Harvest Lender Documents or the Harvest Lender Obligations; and

(c)

take and give up Security Interests in the property of any of the Harvest Parties and release, amend, extend, supplement, restate, substitute or replace any of the Harvest Lender Documents or the Harvest Lender Obligations in whole or in part.

2.7	No Enforcement by Subordinated Affiliate

The Subordinated Affiliate shall not enforce any right or remedy against any of the Harvest Parties by reason of a default by any Harvest Party under the Subordinated Documents without the prior written consent of the Agent (at its sole discretion, while an Acceleration Event has occurred and is continuing, or acting reasonably, at any other time).

ARTICLE 3
PROTECTION OF HARVEST LENDERS

3.1	Defects in Creation of Harvest Lender Obligations

Neither the Agent nor any other Harvest Lender shall be concerned to see or inquire into the capacity and powers of any Harvest Party or its directors, officers, employees or agents acting or purporting to act on its behalf. All obligations, liabilities and indebtedness purporting to be incurred by Harvest Parties in favour of the Harvest Lenders shall be deemed to form part of the Harvest Lender Obligations even though any Harvest Party may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of any Harvest Party or its directors, officers, employees or agents and notwithstanding that the Harvest Lenders have specific notice of the capacity and powers of any Harvest Party or its directors, officers, employees or agents.

3.2	Liability Absolute

The subordination in this Agreement shall be a continuing subordination and the liability of the Subordinated Affiliate hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Harvest Lender Obligation, security, Person or otherwise;

(b)

any amalgamation, merger, consolidation or reorganization of any Harvest Party, the Subordinated Affiliate or any continuation of any Harvest Party or the Subordinated Affiliate from the Laws under which it now or hereafter exists to other Laws whether under the Laws of the same jurisdiction or another jurisdiction;

(c)

any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, declarations of trust, partnership agreements or resolutions, as applicable, of any Harvest Party or the Subordinated Affiliate, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of any Harvest Party or the Subordinated Affiliate becomes the property of any other Person;

(d)	any lack of validity, enforceability or value of any Harvest Lender Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(e)

any change in the time, manner or place of payment of, or in any other term of any Harvest Lender Document or any amendment or waiver thereof, or any consent to departure from any Harvest Lender Document;

(f)	any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Harvest Lender Document;

(g)

any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of any Harvest Party or the Subordinated Affiliate;

(h)

the bankruptcy, insolvency, liquidation or dissolution of any Harvest Party, the Subordinated Affiliate or any other Person and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(i)	any amendment or modification of or supplement to or other change in any Harvest Lender Document;

(j)	any failure, omission or delay on the part of any Person to conform or comply with any term of any Harvest Lender Document;

(k)	to the extent as may be waived under applicable Law, the benefit of all principles or provisions of Law, statutory or otherwise, which may be in conflict with the terms hereof; or

(l)

any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of any Harvest Party, the Subordinated Affiliate, or any other Person in respect of the Harvest Lender Obligations, the Subordinated Obligations or the other obligations of the Subordinated Affiliate hereunder.

Without limiting the generality of the foregoing, the Subordinated Affiliate agrees that repeated and successive demands may be made and recoveries and judgements may be had hereunder as and when, from time to time, any Harvest Party shall default under or fail to comply with the terms of any Harvest Lender Document and that notwithstanding the recovery or judgement hereunder for or in respect of any given default or failure to so comply by any Harvest Party under such Harvest Lender Document, this Agreement shall remain in force and effect and shall apply to each and every subsequent default. If (i) an Acceleration Event shall at any time have occurred and be continuing, and (ii) the exercise of any right or remedy, or any consequences thereof, provided in any Harvest Lender Document, as the case may be, shall at any time be prevented by reason of the pendency against any Harvest Party of a Proceeding, the Subordinated Affiliate agrees that, solely for purposes of this Agreement and its obligations hereunder, such Harvest Lender Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in the such agreement as if declaration of an Acceleration Event and the consequence thereof had been accomplished in accordance with the terms thereof.

3.3	No Merger

The Subordinated Affiliate covenants and agrees with the Harvest Lenders that, in the case of any Proceeding to enforce the rights and remedies of the Harvest Lenders hereunder (or any part hereof), judgment may be rendered against the Subordinated Affiliate in favour of the Harvest Lenders (or any of them) for any amount owing under this Agreement (or for which the Subordinated Affiliate may be liable hereunder after the application to the payment thereof of the proceeds of any sale of any of the property of the Subordinated Affiliate) and such judgment shall not create a merger with any other right or amount owing to the Harvest Lenders under this Agreement or under any Harvest Lender Document.

3.4	Dealings by the Harvest Lenders

The Harvest Lenders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Subordinated Affiliate hereunder:

(a)

permit any increase or decrease, however significant, of the Harvest Lender Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Harvest Lender Obligations, any Harvest Lender Document or any other agreement relating to any of the foregoing or, in whole or in part, or demand payment of all or any Harvest Lender Obligations;

(b)	enforce or take action under or abstain from enforcing or taking action under any Harvest Lender Document or any other Guarantee of the Harvest Lender Obligations;

(c)

receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing any Harvest Party or other Persons to deal with all or any part of such undertaking, property and assets;

(d)

renew all or any part of the Harvest Lender Obligations or grant extensions of time or any other indulgences to any Harvest Party, the Subordinated Affiliate or other Person liable directly or indirectly for all or any part of the Harvest Lender Obligations;

(e)

accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with any Harvest Party, the Subordinated Affiliate or other Person liable directly or indirectly for all or any part of the Harvest Lender Obligations;

(f)	in whole or in part prove or abstain from proving any claim of the Agent or any Harvest Lender in any Proceedings of or affecting any Harvest Party or any other Person; and

(g)	agree with any Harvest Party, the Subordinated Affiliate or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Harvest Lender Obligations or any part thereof, whether occasioned through the fault of the Agent or any Harvest Lenders or otherwise, shall discharge, diminish or in any way affect the liability of the Subordinated Affiliate hereunder. Neither the Agent nor any other Harvest Lender nor any of their respective directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Harvest Lender Obligations or any part thereof or any Security Interest for the Harvest Lender Obligations or any part thereof including without limitation any of the matters described above in this Section 3.4, except in each case and with respect to a particular Party, such Party's gross negligence or wilful misconduct.

3.5	Waiver of Notice

To the extent permitted by applicable Law, the Subordinated Affiliate expressly waives any right to receive notice of the existence or creation of all or any of the Harvest Lender Obligations and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 3.1, 3.2, 3.3 and 3.4 and all other notices whatsoever in respect of the Harvest Lender Obligations. The Subordinated Affiliate hereby acknowledges receipt of copies of the Harvest Lender Documents in existence as of the date hereof and of all the provisions therein contained and consents to and approves the same.

ARTICLE 4
MISCELLANEOUS

4.1	Expenses

The Subordinated Affiliate shall pay on demand all reasonable out of pocket costs and expenses of the Harvest Lenders (including, without limitation, the fees and expenses of counsel for the Harvest Lenders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Agreement.

4.2	No Prejudice

Neither the Agent nor any other Harvest Lender shall be prejudiced in their rights and remedies hereunder by any act or failure to act of any Harvest Party or the Subordinated Affiliate or any failure by any Harvest Party, or the Subordinated Affiliate to comply with any agreement or obligation, regardless of any knowledge thereof which any Harvest Lender may have or be deemed to have or with which any Harvest Lender may be charged.

4.3	No Set-off by Subordinated Affiliate

All amounts payable by the Subordinated Affiliate under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

4.4	No Challenge

The Subordinated Affiliate shall not at any time challenge, dispute or contest the validity or enforceability of the guarantee, subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the guarantee, subordination and postponement contemplated hereby.

4.5	No Assignment or Encumbering

The Subordinated Affiliate will not sell, transfer, assign, negotiate, mortgage, charge, grant a Security Interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinated Documents or the Subordinated Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Subordinated Affiliate set out in this Agreement.

4.6	No Waiver

No delay on the part of any Harvest Lender in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by any Harvest Lender of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of any Harvest Lender permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

4.7	Additional Security

This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice any Security Interest or Guarantee now or hereafter held by any Harvest Lender and the rights of the Harvest Lenders under this Agreement shall not be merged in any such Security Interest or Guarantee.

4.8	Assignment

The Subordinated Affiliate shall not assign any of its obligations with respect to this Agreement without the prior written consent of the Harvest Lenders except to the extent permitted under the Harvest Lender Documents.

4.9	Notices

Any demand, notice or other communication required or permitted to be given hereunder shall be given in accordance with the notice provisions of the Credit Agreement shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section. Demands, notices and other communications shall be addressed as follows:

(a)	to the Agent:

Canadian Imperial Bank of Commerce, as Agent
595 Bay Street, 5th Floor, Atrium on the Bay
Toronto, Ontario
M5G 2C2
Telecopier:	(416) 956-3830
Attention:	Global, Agent Administration

(b)	to the Subordinated Affiliate:

1500, 700 2nd Street S.W.
Calgary, Alberta
T2P 2W1
Telecopier:	(403) 266-1438
Attention:	Vice President, Finance and Chief Financial Officer

4.10	Successors and Assigns

This Agreement shall be binding upon the Subordinated Affiliate and its successors and permitted assigns and enure to the benefit of the Harvest Lenders and their respective successors and permitted assigns.

4.11	Copy Received

The Subordinated Affiliate acknowledges receipt of a copy of this Agreement.

4.12	Time of the Essence

Time is and shall remain of the essence.

4.13	Further Assurances

Each Harvest Party shall, at the reasonable request of the Agent, and at the expense of the Borrower, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Agreement.

4.14	Limitation on Liability

[In the case of the Subordination Agreement for each of the Subsidiary Trusts only] [The Parties acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee only in such capacity, and any recourse against the Trust or any holder of units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture, as amended from time to time).]

IN WITNESS WHEREOF the Subordinated Affiliate has executed this Agreement as of the day and year first above written.

[SUBORDINATED AFFILIATE]

By:
Name:
Title:

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF
COMMERCE, as Agent on behalf of the
Harvest Lenders

By:
Name:
Title:

By:
Name:
Title:

Acknowledged and Agreed to this • day of •, 20••

[List Harvest Parties]

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE I
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF MATERIAL SUBSIDIARY GUARANTEE

THIS GUARANTEE AND SUBORDINATION AGREEMENT dated as of the • day of •, • (the "Agreement") is made by [Name of Guarantor] (the "Guarantor") to and in favour of the Harvest Lenders and Canadian Imperial Bank of Commerce ("CIBC"), as Agent for and on behalf of the Harvest Lenders.

PREAMBLE:

A.

Harvest Operations Corp. (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") are parties to a third amended and restated credit agreement dated as of February 24, 2017 (such amended and restated credit agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, the "Credit Agreement").

B.

Each of the Other Harvest Parties has or may enter into with and incur indebtedness to, a Hedge Lender pursuant to the terms of a Lender Hedge Agreement or to a Cash Manager pursuant to the terms of a Cash Management Document.

C.	Pursuant to the Credit Documents, each of the Other Harvest Parties may from time to time become indebted to the Harvest Lenders.

D.	Pursuant to the Harvest Lender Documents, the Guarantor is required to guarantee the Harvest Lender Obligations and to subordinate the Subordinated Obligations to the Harvest Lender Obligations.

E.

It is in the interests of the Guarantor that the Harvest Lenders extend credit to the Borrower and the Other Harvest Parties pursuant to the Harvest Lender Documents and therefore the Guarantor is prepared to execute and deliver this Agreement.

AGREEMENT:

In consideration of the Harvest Lenders agreeing to provide or to continue to provide to the Borrower the Credit Documents, as applicable, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor covenants and agrees as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement. In addition, the following expressions used in this Agreement shall have the following meanings:

"Acceleration Event" means the occurrence of a Default or Event of Default under the Credit Agreement;

"Harvest Lender Documents" means the Credit Agreement, the Security, the Lender Hedge Agreements, the Cash Management Documents and all agreements, documents, notes and instruments entered into in connection therewith, as the same may be amended, modified, varied, restated or replaced from time to time;

"Harvest Lender Obligations" means all of the obligations, liabilities and indebtedness of the Other Harvest Parties (or any of them) to the Harvest Lenders (or any of them) from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Harvest Lender Documents;

"Harvest Lenders" means the Lenders, the Hedge Lenders, the Cash Managers and the Agent;

"Indemnified Amounts" means the amounts to be paid by the Guarantor under Section 2.2;

"Other Harvest Parties" means the Harvest Parties other than the Guarantor;

"Parties" means the Guarantor and the Agent on behalf of the Harvest Lenders;

"Proceedings" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, liquidation, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

"Subordinated Documents" means the present and future royalty agreements, net profits interest agreements, promissory notes, note indentures, royalty indentures, commitment letters, credit agreements, guarantees, certificates, instruments, notes, securities and all other agreements and other documents creating, evidencing, securing or otherwise relating to the Subordinated Obligations;

"Subordinated Obligations" means the present and future indebtedness, liabilities and obligations of the Other Harvest Parties (or any of them) to the Guarantor whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind or in any currency including without limitation, the amounts from time to time owing by any of the Other Harvest Parties (or any of them) to the Guarantor in respect of any Subordinated Documents; and

"Subordinated Proceeds" means all present and future payments and property received by the Guarantor from the Other Harvest Parties (or any of them) in payment or satisfaction of the Subordinated Obligations, including without limitation, all deposits and investments made with such payments and property, including all other proceeds thereof of whatsoever nature or kind.

1.2	References

As used herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Agreement a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.4	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the Parties in connection with such subject matter, except as specifically set forth or referred to in this Agreement.

1.5	Waiver, Amendment

No amendment or waiver of this Agreement shall be binding unless executed in writing by the Parties. A waiver of any provision of this Agreement shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Agreement shall not constitute a continuing waiver unless expressly provided in writing by the Parties.

1.6	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein and the Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1	Guarantee

The Guarantor unconditionally and irrevocably guarantees to and for the benefit of each of the Harvest Lenders the due and punctual payment and performance of all Harvest Lender Obligations. This Agreement contained herein is an absolute, unconditional, present and continuing guarantee of payment, and not of collection, is in no way conditioned or contingent upon any attempt to collect from or enforce payment by any of the Other Harvest Parties or upon any other event, contingency or circumstance whatsoever and shall be binding upon and against the Guarantor without regard to the validity or enforceability of any Harvest Lender Document. If, for any reason whatsoever, any Other Harvest Party shall fail or be unable to duly, punctually and fully pay or perform any Harvest Lender Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Harvest Lender Obligation to the Agent on behalf of the applicable Harvest Lenders. Any amounts payable by the Guarantor under this Agreement which are not paid forthwith upon demand therefor by the Agent on behalf of the applicable Harvest Lenders will bear interest from the date of such demand at the rate or rates applicable to the corresponding Harvest Lender Obligations.

2.2	Indemnity

The Guarantor shall indemnify and save harmless the Agent and each of the Harvest Lenders from and against any and all losses, costs and expenses which they may suffer by the Harvest Lender Obligations not being paid or performed in a punctual manner or by any of the Harvest Lender Obligations or any Harvest Lender Document being or becoming for any reason whatsoever in whole or in part:

(a)	void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Harvest Lenders in accordance with its terms, or

(b)	released, compromised or discharged by operation of Law or otherwise,

(all of the foregoing collectively, an "Indemnifiable Circumstance"). For greater certainty, these losses shall include, without limitation, the amount of all Harvest Lender Obligations which would have been payable by the applicable Other Harvest Party but for the existence of an Indemnifiable Circumstance but shall exclude all losses, costs and expenses arising from loss of profits, consequential, punitive or indirect damages howsoever arising.

2.3	Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Harvest Lender Obligations or Indemnified Amounts is rescinded or must otherwise be returned by any Harvest Lender as a result of any Proceedings of or affecting any Other Harvest Party, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. Any Harvest Lender may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Agreement.

ARTICLE 3
SUBORDINATION

3.1	Subordination

The Guarantor agrees that the Subordinated Obligations shall be fully subordinated as contemplated in this Agreement, to and in favour of the Harvest Lender Obligations in all circumstances. The Harvest Lenders shall have priority over the Guarantor in respect of all of the property of every nature and kind now existing or hereafter acquired of the Other Harvest Parties, to discharge and satisfy the Harvest Lender Obligations, all in priority to any claim of the Guarantor.

3.2	Priority

The subordination of the Subordinated Obligations to the Harvest Lender Obligations set out in this Agreement and the other provisions of this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of each of the Harvest Lenders and the subordination of the Subordinated Obligations shall not be affected by:

(a)

the time, sequence or order of creating, granting, executing, delivering of, filing or registering or failing to file or register any notice or instrument in respect of the Harvest Lender Documents or the Subordinated Documents;

(b)	the date or the order of the creation of the Harvest Lender Obligations or the Subordinated Obligations;

(c)

the time or order of any advance, giving of notice or the making of any demand under the Harvest Lender Documents, the Harvest Lender Obligations, the Subordinated Documents or the Subordinated Obligations;

(d)	the taking of any collection, enforcement or realization Proceedings by the Agent or any of the Harvest Lenders or the Guarantor;

(e)

any voluntary or involuntary winding-up, dissolution, insolvency, receivership, bankruptcy, liquidation, reorganization, arrangement, composition or any other process or Proceeding having similar effect, involving or affecting any of the Other Harvest Parties or their property, any judgment or order against any of the Other Harvest Parties or the date of any of the foregoing;

(f)	the giving or failure to give any notice, or the order of giving notice, to any of the Other Harvest Parties;

(g)	the failure to exercise any power or remedy reserved to any of the Harvest Lenders under the Harvest Lender Documents or to insist upon strict compliance with any of the terms thereof;

(h)

the failure by any of the Other Harvest Parties to comply with any restrictions on borrowing or guaranteeing the obligations of others set forth in any Subordinated Document, or any other agreement or document, regardless of any knowledge thereof which the Agent or any of the Harvest Lenders may have or be deemed to have or with which the Agent or any of the Harvest Lenders may be charged; and

(i)	any other reason including, without limitation, any priority granted to the Guarantor, the Subordinated Documents or the Subordinated Obligations by any applicable principle of Law or equity.

3.3	No Further Payments

If an Acceleration Event has occurred and is continuing, no Other Harvest Party will make any further payments to the Guarantor in respect of any of the Subordinated Obligations until the earlier of: (a) such Acceleration Event has been fully remedied, or (b) until all of the Harvest Lender Obligations have been fully and finally paid, satisfied, performed and discharged. Notwithstanding the foregoing but subject to Sections 3.5 and 3.7, the Other Harvest Parties shall be permitted to pay, and the Guarantor shall be entitled to receive, any such payments not prohibited by Section 14.6(b) of the Credit Agreement.

3.4	Subordinated Proceeds

In addition to any other rights and remedies available to the Harvest Lenders under this Agreement or any of the Harvest Lender Documents, any Harvest Lender may give a written notice (a "Default Notice") to the Guarantor that an Acceleration Event has occurred and is continuing and notwithstanding the provisions of any of the Subordinated Documents, the Guarantor shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, hold in trust for the Harvest Lenders and immediately pay over to the Agent on behalf of the Harvest Lenders, all Subordinated Proceeds which it then holds or it receives or holds at any time thereafter. Notwithstanding the foregoing but subject to Sections 3.5 and 3.7, the Other Harvest Parties shall be permitted to pay, and the Guarantor shall be entitled to receive, any such payment of Subordinated Proceeds not prohibited by Section 14.6(b) of the Credit Agreement.

3.5	Insolvency/Receivership

Except as permitted by Section 17.1 of the Credit Agreement, in the event of any Proceeding involving or affecting any Other Harvest Party or its property, or any marshalling of the assets and liabilities of any Other Harvest Party:

(a)

the Harvest Lenders will be entitled to receive payment in full of the Harvest Lender Obligations before the Guarantor will be entitled to receive any payment upon the Subordinated Obligations or any distribution of any kind or character, whether in cash, securities or other property, that may be payable or deliverable in any such event in respect of the Subordinated Obligations;

(b)

any payment or distribution of any property of any of the Other Harvest Parties of any kind or character, whether in cash, securities or other property, to which the Guarantor would be entitled, except for the provisions of this Section 3.5, shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, be paid by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidator, trustee or otherwise, directly to the Agent or the applicable Harvest Lender to the extent necessary to pay in full all Harvest Lender Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Agent on behalf of the Harvest Lenders; and

(c)

if any payment or distribution of property of any of the Other Harvest Parties of any kind or character, whether in cash, securities or other property, is received by the Guarantor before all Harvest Lender Obligations are paid in full, such payment or distribution shall be held in trust by the Guarantor for the benefit of the Harvest Lenders and shall, subject to applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, be paid over to the Agent on behalf of the applicable Harvest Lenders for application to the payment of all Harvest Lender Obligations remaining unpaid until all Harvest Lender Obligations have been paid in full after giving effect to any concurrent payment or distribution to the Agent on behalf of the applicable the Harvest Lenders.

3.6	Dealings with the Other Harvest Parties

The Harvest Lenders shall be entitled to deal with the Other Harvest Parties, the Harvest Lender Documents and the Harvest Lender Obligations as the Harvest Lenders may see fit without in any manner affecting the subordination of the Subordinated Obligations to the Harvest Lender Obligations, and in particular, without limiting the generality of the foregoing, the Harvest Lenders may from time to time:

(a)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any of the Other Harvest Parties;

(b)	waive timely and strict compliance with or refrain from exercising any rights under the Harvest Lender Documents or the Harvest Lender Obligations; and

(c)

take and give up Security Interests in the property of any of the Other Harvest Parties and release, amend, extend, supplement, restate, substitute or replace any of the Harvest Lender Documents or the Harvest Lender Obligations in whole or in part.

3.7	No Enforcement by Guarantor

The Guarantor shall not enforce any right or remedy against any of the Other Harvest Parties by reason of a default by any Other Harvest Party under the Subordinated Documents without the prior written consent of the Agent (at its sole discretion, while an Acceleration Event has occurred and is continuing, or acting reasonably, at any other time). Subject to Section 3.5, the foregoing provision shall not prevent any Other Harvest Party from making, on its own accord, any payments, nor prevent the Guarantor from receiving any payments, of any of the Subordinated Obligations not prohibited by Section 14.6(b) of the Credit Agreement.

ARTICLE 4
ENFORCEMENT

4.1	Demand

If an Acceleration Event has occurred and is continuing in respect of the Harvest Lender Obligations or any part thereof, the Guarantor shall, on demand by or on behalf of the Agent, forthwith pay to the Agent on behalf of the applicable Harvest Lenders and/or perform or cause the performance of all Harvest Lender Obligations for which such demand was made. In addition, all Indemnified Amounts shall be payable by the Guarantor to the Agent on behalf of the applicable Harvest Lenders forthwith upon demand by or on behalf of the Agent.

4.2	Right to Immediate Payment or Performance

Neither the Agent nor any other Harvest Lender shall be bound to make any demand on or to seek or exhaust its recourse against any Other Harvest Party or any other Person or any Security Interest, if any, held by it, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement, and the Guarantor hereby renounces all benefits of discussion and division.

4.3	Subrogation

The Guarantor shall not have any right of subrogation to any Harvest Lenders or be otherwise entitled to claim the benefit of any Security Interest, if any, held by any Harvest Lenders in respect of the Harvest Lender Obligations or the Indemnified Amounts, until the Harvest Lenders have received full and final payment and performance of all Harvest Lender Obligations, all Indemnified Amounts and all other amounts payable hereunder.

4.4	Principal Debtor

Any amounts which may not be recoverable from the Guarantor as guarantor under this Agreement shall be recoverable from the Guarantor as principal debtor in respect thereof and shall be paid to the Agent on behalf of itself and the applicable Harvest Lenders by the Guarantor after demand therefor.

ARTICLE 5
PROTECTION OF HARVEST LENDERS

5.1	Defects in Creation of Harvest Lender Obligations

Neither the Agent nor any other Harvest Lender shall be concerned to see or inquire into the capacity and powers of any Other Harvest Party or its directors, officers, employees or agents acting or purporting to act on its behalf. All obligations, liabilities and indebtedness purporting to be incurred by Other Harvest Parties in favour of the Harvest Lenders shall be deemed to form part of the Harvest Lender Obligations even though an Other Harvest Party may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of any Other Harvest Party or its directors, officers, employees or agents and notwithstanding that the Harvest Lenders have specific notice of the capacity and powers of any Other Harvest Party or its directors, officers, employees or agents.

5.2	Liability Absolute

The guarantee and subordination in this Agreement shall be a continuing guarantee and subordination and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Harvest Lender Obligation, security, Person or otherwise;

(b)

any amalgamation, merger, consolidation or reorganization of any Other Harvest Party, the Guarantor or any continuation of any Other Harvest Party or the Guarantor from the Laws under which it now or hereafter exists to other Laws whether under the Laws of the same jurisdiction or another jurisdiction;

(c)

any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, declarations of trust, partnership agreements or resolutions, as applicable, of any Other Harvest Party or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of any Other Harvest Party or the Guarantor becomes the property of any other Person;

(d)	any lack of validity, enforceability or value of any Harvest Lender Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(e)

any change in the time, manner or place of payment of, or in any other term of any Harvest Lender Document or any amendment or waiver thereof, or any consent to departure from any Harvest Lender Document;

(f)	any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Harvest Lender Document;

(g)

any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of any Other Harvest Party or the Guarantor;

(h)

the bankruptcy, insolvency, liquidation or dissolution of any Other Harvest Party, the Guarantor or any other Person and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(i)	any amendment or modification of or supplement to or other change in any Harvest Lender Document;

(j)	any failure, omission or delay on the part of any Person to conform or comply with any term of any Harvest Lender Document;

(k)	to the extent as may be waived under applicable Law, the benefit of all principles or provisions of Law, statutory or otherwise, which may be in conflict with the terms hereof; or

(l)

any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of any Other Harvest Party, the Guarantor, or any other Person in respect of the Harvest Lender Obligations or the other obligations of the Guarantor hereunder.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries and judgements may be had hereunder as and when, from time to time, any Other Harvest Party shall default under or fail to comply with the terms of any Harvest Lender Document and that notwithstanding the recovery or judgement hereunder for or in respect of any given default or failure to so comply by any Other Harvest Party under such Harvest Lender Document, this Agreement shall remain in force and effect and shall apply to each and every subsequent default. If (i) an Acceleration Event shall at any time have occurred and be continuing, and (ii) the exercise of any right or remedy, or any consequences thereof, provided in any Harvest Lender Document, as the case may be, shall at any time be prevented by reason of the pendency against any Other Harvest Party of a Proceeding, the Guarantor agrees that, solely for purposes of this Agreement and its obligations hereunder, such Harvest Lender Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be due and payable, with all the attendant consequences as provided in such Harvest Lender Document as if declaration of an Acceleration Event and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Harvest Lender Obligations.

5.3	No Merger

The Guarantor covenants and agrees with the Harvest Lenders that, in the case of any judicial or other Proceeding to enforce the rights and remedies of the Harvest Lenders hereunder (or any part hereof), judgment may be rendered against the Guarantor in favour of the Harvest Lenders (or any of them) for any amount owing under this Agreement (or for which the Guarantor may be liable hereunder after the application to the payment thereof of the proceeds of any sale of any of the property of the Guarantor) and such judgment shall not create a merger with any other right or amount owing to the Harvest Lenders under this Agreement or under any Harvest Lender Document.

5.4	Dealings by the Harvest Lenders

The Harvest Lenders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a)

permit any increase or decrease, however significant, of the Harvest Lender Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Harvest Lender Obligations, any Harvest Lender Document or any other agreement relating to any of the foregoing or, in whole or in part, or demand payment of all or any Harvest Lender Obligations and/or the Indemnified Amounts;

(b)	enforce or take action under or abstain from enforcing or taking action under any Harvest Lender Document or any other Guarantee of the Harvest Lender Obligations;

(c)

receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing any Other Harvest Party or other Persons to deal with all or any part of such undertaking, property and assets;

(d)

renew all or any part of the Harvest Lender Obligations or grant extensions of time or any other indulgences to any Other Harvest Party, the Guarantor or other Person liable directly or indirectly for all or any part of the Harvest Lender Obligations or Indemnified Amounts;

(e)

accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with any Other Harvest Party, the Guarantor or other Person liable directly or indirectly for all or any part of the Harvest Lender Obligations or Indemnified Amounts;

(f)	in whole or in part prove or abstain from proving any claim of the Agent or any Harvest Lender in any Proceedings of or affecting any Other Harvest Party or any other Person; and

(g)	agree with any Other Harvest Party, the Guarantor or any other Person to do anything described in paragraphs (a) to (f) above;

whether or not any of the matters described in paragraphs (a) to (g) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Harvest Lender Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Agent or any Harvest Lenders or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Agent nor any other Harvest Lender nor any of their respective directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Harvest Lender Obligations or any part thereof or any Security Interest for the Harvest Lender Obligations or any part thereof including without limitation any of the matters described above in this Section 5.4, except in each case and with respect to a particular Party, such Party's gross negligence or wilful misconduct.

5.5	Waiver of Notice

To the extent permitted by applicable Law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Harvest Lender Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 5.1, 5.2, 5.3 and 5.4 and all other notices whatsoever in respect of the Harvest Lender Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Harvest Lender Documents, the Subordinated Documents in existence as of the date hereof and of all the provisions therein contained and consents to and approves the same.

ARTICLE 6
MISCELLANEOUS

6.1	Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Harvest Lenders (including, without limitation, the fees and expenses of counsel for the Harvest Lenders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Agreement.

6.2	No Prejudice

Neither the Agent nor any other Harvest Lender shall be prejudiced in their rights and remedies hereunder by any act or failure to act of any Other Harvest Party, or the Guarantor or any failure by any Other Harvest Party, or the Guarantor to comply with any agreement or obligation, regardless of any knowledge thereof which any Harvest Lender may have or be deemed to have or with which any Harvest Lender may be charged.

6.3	No Set-off by Guarantor

All amounts payable by the Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

6.4	No Challenge

The Guarantor shall not at any time challenge, dispute or contest the validity or enforceability of the guarantee, subordination and postponement provided for herein or take any action that could diminish, impair or prejudice the guarantee, subordination and postponement contemplated hereby.

6.5	No Assignment or Encumbering

Except in respect of Permitted Encumbrances, the Guarantor will not sell, transfer, assign, negotiate, mortgage, charge, grant a Security Interest in or otherwise encumber or dispose of in any manner whatsoever its interest in the Subordinated Documents or the Subordinated Obligations, or any part thereof to any Person, unless such Person shall have first become bound by the obligations of the Guarantor set out in this Agreement.

6.6	No Waiver

No delay on the part of any Harvest Lender in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by any Harvest Lender of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of any Harvest Lender permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

6.7	Additional Security

This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice any Security Interest or other Guarantee now or hereafter held by any Harvest Lender and the rights of the Harvest Lenders under this Agreement shall not be merged in any such Security Interest or Guarantee.

6.8	Assignment

The Guarantor shall not assign any of its obligations with respect to this Agreement without the prior written consent of the Harvest Lenders except to the extent permitted under the Harvest Lender Documents.

6.9	Notices

Any demand, notice or other communication required or permitted to be given hereunder shall be given in accordance with the notice provisions of the Credit Agreement shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section. Demands, notices and other communications shall be addressed as follows:

(a)	to the Agent:

Canadian Imperial Bank of Commerce, as Agent
595 Bay Street, 5th Floor, Atrium on the Bay
Toronto, Ontario
M5G 2C2
Telecopier:	(416) 956-3830
Attention:	Global, Agent Administration

(b)	to the Guarantor:

1500, 700 2nd	Street S.W.
Calgary, Alberta
T2P 2W1
Telecopier:	(403) 266-1438
Attention:	Vice President, Finance and Chief Financial Officer

6.10	Successors and Assigns

This Agreement shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Harvest Lenders and their respective successors and permitted assigns.

6.11	Foreign Currency Obligations

The Guarantor will make payment relative to each Harvest Lender Obligation in the currency (the "Original Currency") in which the applicable Other Harvest Party is required to pay such Harvest Lender Obligation. If the Guarantor makes payment relative to any Guaranteed Obligation to the Agent on behalf of the applicable Harvest Lenders in a currency (the "Other Currency") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Harvest Lender Obligation only to the extent of the amount of the Original Currency which the Agent or the applicable Harvest Lenders are able to purchase at Toronto, Ontario with the amount it received on the date of receipt. If the amount of the Original Currency which the Agent or the applicable Harvest Lenders are able to purchase is less than the amount of such currency originally due to it in respect to the relevant Harvest Lender Obligation, the Guarantor will indemnify and save the Agent and each applicable Harvest Lender harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Agreement, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent for and on behalf of the Harvest Lenders and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

6.12	Taxes and Set-off by Guarantor

All payments to be made by the Guarantor hereunder will be made without set-off or counterclaim and without deduction for any taxes, levies, duties, fees, deductions, withholdings, restrictions or conditions of any nature whatsoever. If at any time any applicable Law, regulation or international agreement requires the Guarantor to make any such deduction or withholding from any such payment, the sum due from the Guarantor with respect to such payment will be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent or the applicable Harvest Lender receives a net sum equal to the sum which it would have received had no deduction or withholding been required.

6.13	Copy Received

The Guarantor acknowledges receipt of a copy of this Agreement.

6.14	Time of the Essence

Time is and shall remain of the essence.

6.15	Further Assurances

The Guarantor and each Other Harvest Party shall, at the reasonable request of the Agent, and at the expense of the Borrower, execute such additional documents and instruments, and do such further acts or things as may be reasonably necessary to give full force and effect to the intent of this Agreement.

6.16	Limitation on Liability

[In the case of the Guarantee from each of the Subsidiary Trusts only] [The Parties acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon the Trustee only in such capacity, and any recourse against the Trust or any holder of units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture, as amended from time to time).]

6.17	Covenants

The Guarantor acknowledges having reviewed each of the representations, warranties and covenants set forth in Articles 13 and 14 of the Credit Agreement and hereby restates each of such representations, warranties and covenants herein to the extent they relate to it and the Guarantor agrees to be bound by each such representation, warranty and covenant as if it was repeated herein, subject to the same cure periods set out in the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Agreement as of the day and year first above written.

[GUARANTOR]

Per:
Name:
Title:

Per:
Name:
Title:

CANADIAN IMPERIAL BANK OF
COMMERCE, as Agent on behalf of the Harvest
Lenders

Per:
Name:
Title:

Per:
Name:
Title:

Acknowledged and Agreed to this • day of •, 20••

[List Other Harvest Parties]

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE J
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

DISCLOSURE REGARDING BORROWER AND ITS SUBSIDIARIES

Legal Name	Governing	Nature of	Shareholder/	Trustee
	Jurisdiction	Entity	Unitholder/
Beneficiaries

Borrower:

Harvest	Alberta	Corporation	100% owned by	N/A
Operations Corp.			KNOC Korea

Material
Subsidiaries:

Harvest Breeze	Alberta	Trust	100% owned by	1496965 Alberta
Trust No. 1			the Borrower	Ltd.

Harvest Breeze	Alberta	Trust	100% owned by	1496965 Alberta
Trust No. 2			the Borrower	Ltd.

Breeze Resources	Alberta	Partnership	100% owned by	N/A
Partnership			Harvest Breeze
No. 1 and
Harvest Breeze
No. 2

Hay River	Alberta	Partnership	100% owned by	N/A
Partnership			Harvest Breeze
No. 1 and
Harvest Breeze
No. 2

1496965 Alberta	Alberta	Corporation	100% owned by	N/A
Ltd.			the Borrower

Unrestricted
Subsidiaries:

Deep Basin	Alberta	Partnership	82.32% owned	N/A
Partnership			by the Borrower

HKMS	Alberta	Partnership	65.18% owned	N/A

Legal Name	Governing	Nature of	Shareholder/	Trustee
	Jurisdiction	Entity	Unitholder/
Beneficiaries

Partnership			by the Borrower

1057533 Alberta	Alberta	Corporation	100% owned by	N/A
Ltd.			the Borrower

Pathfinder	Alberta	Partnership	57.5% owned by	N/A
Partnership			the Borrower

Harvest	Delaware	Corporation	100% owned by	N/A
Operations			the Borrower
(USA), Inc.

Viking	Alberta	Corporation	100% owned by	N/A
Management Ltd.			the Borrower

SCHEDULE K
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF DESIGNATION OF MATERIAL SUBSIDIARIES

TO:	Canadian Imperial Bank of Commerce, as Agent for the Lenders under the Credit Facility

AND TO:	Harvest Operations Corp.

RE:	Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp., as borrower (the "Borrower"), Canadian Imperial Bank of Commerce as agent (the "Agent") and those financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") (as amended from time to time, the "Credit Agreement")

1.	Capitalized terms in this Certificate shall have the meanings set out in the Credit Agreement.

2.

[Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] as a Material Subsidiary under and for the purposes of the Credit Agreement and the other Documents.

-or-

Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Material Subsidiary) as an Unrestricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.]

3.

No Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower's discretion under paragraph 2 above would cause such Default or Event of Default to be cured and no Default or an Event of Default would result from or exist immediately after such a designation.

4.	The Borrower is entitled pursuant to the terms of the Credit Agreement to make the designation referenced in this Certificate.

5.	The Material Subsidiaries under and for the purposes of the Credit Agreement and the Documents as of the date hereof are as set forth in Exhibit A to this Certificate.

DATED this _____day of ___________________, at Calgary, Alberta.

HARVEST OPERATIONS CORP.

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT A

TO DESIGNATION OF MATERIAL SUBSIDIARIES

Material Subsidiary(ies)

[•]

Unrestricted Subsidiary(ies)

[•]

SCHEDULE L
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

[INTENTIONALLY DELETED]

SCHEDULE M
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT dated as of • between [Name of Assignor] as assignor (the "Assignor"), [Name of Assignee] as assignee (the "Assignee"), Harvest Operations Corp. as borrower (the "Borrower") and Canadian Imperial Bank of Commerce in its capacities as administrative agent (the "Agent")[, Swingline Lender and Issuing Lender].

PREAMBLE:

A.

The Borrower, the Lenders and the Agent are parties to a third amended and restated credit agreement dated as of February 24, 2017 (such amended and restated credit agreement as amended to the date of this Assignment Agreement and as such amended and restated credit agreement may be further amended, restated, supplemented or otherwise modified from time to time being referred to herein as the "Credit Agreement").

B.

On the Effective Date, the Assignor may have made its Rateable Portion of Advances under the Credit Facility to the Borrower (the Assignor's Rateable Portion of the aggregate amount of such Borrowings outstanding under the Credit Facility on the Effective Date being referred to in this Assignment Agreement as the "Outstanding Borrowings").

C.

The Assignor desires to assign and transfer [all / a certain portion] of its Individual Commitment Amount under the Credit Facility and Outstanding Borrowings referred to above to the Assignee and the Assignee wishes to acquire such portion of the Assignor's Individual Commitment Amount under the Credit Facility and Outstanding Borrowings from the Assignor.

D.	Capitalized terms used in this Assignment Agreement shall, unless otherwise defined in this Assignment Agreement, have the meanings specified thereto in the Credit Agreement.

AGREEMENT:

THIS ASSIGNMENT AGREEMENT WITNESSES THAT, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

1.

Transfer and Assignment. Pursuant to Section 20.2 of the Credit Agreement and subject to the terms and conditions set forth in this Assignment Agreement, the Assignee assumes the obligations of the Assignor in respect of the Assignor's Individual Commitment Amount under the Credit Facility to the extent of undivided Cdn. [$•] portion of such Individual Commitment Amount (the "Assigned Commitment"), effective on the Effective Date, and the Assignor transfers and assigns without recourse and without representation and warranty except as expressly provided herein, to the Assignee, effective on the Effective Date, an undivided share of the rights of the Assignor as a Credit Lender under the Credit Agreement to the extent of the Assigned Commitment, including, without limitation, a share (the "Pro Rata Share") of the rights of the Assignor with respect to all Outstanding Borrowings equal to the proportion that the amount of the Assigned Commitment bears to Cdn. $[•] (being the amount of the Individual Commitment Amount of the Assignor under the Credit Facility on the Effective Date prior to the assignment and transfer under this Assignment Agreement). Each of the Borrower, the Agent[, the Issuing Lender and the Swingline Lender] hereby consent to such transfer and assignment.

2.	Effective Date and Funding Amount. When used in this Assignment Agreement, the term "Effective Date" means the date on which all of the following conditions have been met, namely:

(a)	this Assignment Agreement has been duly executed and delivered by the Assignee, the Assignor, the Borrower, the Agent[, the Issuing Lender and the Swingline Lender];

(b)

at least five (5) Business Days have elapsed since the Assignor and the Assignee have delivered to the Agent this Assignment Agreement and all other confirmations, assurances and documents reasonably requested by the Agent;

(c)

the Assignee or the Assignor has paid any fee required to be paid to the Agent in accordance with Section 20.2 of the Credit Agreement or otherwise with respect to the assignment and transfer effected by this Assignment Agreement; and

(d)	the Agent has recorded the assignment and transfer effected by this Administration Agreement in its records.

The Assignor and the Assignee have agreed to a purchase price to be paid by the Assignee to the Assignor for the Assigned Commitment (which agreed to purchase price is referred to in this Assignment Agreement as the "Funding Amount"), which Funding Amount shall be paid by the Assignee to the Assignor on the Effective Date, as a condition of the transfer and assignment of the Assigned Commitment contemplated in this Assignment Agreement.

3.	Undertakings of Assignee: With effect as of and from the Effective Date, the Assignee:

(a)	undertakes to assume and be fully liable for the Assigned Commitment;

(b)

undertakes, to the extent of the Assigned Commitment, to observe and perform all the covenants, obligations and indemnities on the part of the Lenders under the Credit Agreement and the other Documents and to be bound by all of the covenants, stipulations, obligations, undertakings, indemnities and provisions contained in, or delivered in connection with, the Credit Agreement and the other Document as are expressed to be binding on such Lenders; and

(c)	appoints and authorized the Agent to take such action on its behalf, and to exercise such powers under the Documents, as are delegated to the Agent by the terms thereof,

all to the same extent and effect as if the Assignee had executed and delivered the Credit Agreement as an original party thereto with an Individual Commitment Amount under the Credit Facility that included the Assigned Commitment.

4.	Certain Outstanding Borrowings

(a)

The Assignee acknowledges that the Outstanding Borrowings may include Bankers' Acceptances and BA Equivalent Advances having a Maturity Date after the Effective Date (all of such Outstanding Borrowings from the Assignor being referred to in this Assignment Agreement as the "Outstanding Bankers' Acceptances"). The Assignee shall indemnify and hold harmless the Assignor, in the proportion equal to its Rateable Portion under the Credit Facility, in respect of the failure of the Borrower to repay (which repayment may take the form of the utilization by the Borrower of an Advance) any portion of the Outstanding Bankers' Acceptances or to pay any fees or other amounts due in respect of the Outstanding Bankers' Acceptances in accordance with the Credit Agreement.

(b)

The Assignee acknowledges that the Outstanding Borrowings may also include LIBOR Loans having LIBOR Periods (the "Existing LIBOR Periods") in existence on the Effective Date which end after the Effective Date (all of such Outstanding Borrowings from the Assignor being referred to in this Assignment Agreement as the "Outstanding LIBOR Loans"). The Assignee shall indemnify and hold harmless the Assignor, in the proportion equal to its Rateable Portion under the Credit Facility, in respect of the failure of the Borrower to repay any Outstanding LIBOR Loan at the end of the existing LIBOR Period applicable thereto or to pay any portion of interest or other amount which accrue after the Effective Date in respect of the Outstanding LIBOR Loans when due in accordance with the Credit Agreement.

(c)

From time to time, as the Outstanding Borrowings are repaid and reborrowed or rolled over resulting in new or renewed (or in the case of the Outstanding LIBOR Loans, as the Existing LIBOR Periods relative thereto expire and such LIBOR Loans are repaid or new LIBOR Periods with respect thereto are selected) Advances being made to the Borrower, the Assignee shall participate in such new or renewed Advances to the full extent of the Assigned Commitment in its capacity as a Credit Lender.

5.	Entitlement to Certain Fees, Interest and Other Amounts under the Credit Agreement. Notwithstanding any provision of the Credit Agreement or this Assignment Agreement:

(a)	the Assignee shall have no right, title or interest in or to any portion of the agency fees referred to in Section 3.5 of the Credit Agreement;

(b)

the Assignor shall pay to the Assignee on the Effective Date, upon payment by the Assignee to the Assignor of the Funding Amount, an amount equal to the Assignee's Rateable Portion of the fees paid to the Assignor in respect of the Outstanding Bankers' Acceptances with respect to that portion of the terms of the Outstanding Bankers' Acceptances occurring on and after the Effective Date;

(c)

the Assignee shall be entitled to that proportion of the interest accruing after those Outstanding LIBOR Loans from the Assignor from and after the Effective Date to the end of the Existing LIBOR Period relative thereto equal to its Rateable Portion; and

(d)

[for the purpose of calculating the Standby Fee payable by the Borrower pursuant to Section 3.4 of the Credit Agreement and with respect to allocation thereof as between the Assignor and the Assignee, a Rateable Portion of all Outstanding Bankers' Acceptances and Outstanding LIBOR Loans, in each case under the Revolving Facility, shall be deemed to have been accepted on and after the Effective Date by the Assignee instead of the Assignor.]

6.	Representations and Warranties of Assignor. The Assignor represents and warrants as follows:

(a)	the Assignor has all necessary power and authority to enter into this Assignment Agreement and to perform its obligations under this Assignment Agreement;

(b)

this Assignment Agreement has been duly authorized by all necessary action on the part of the Assignor and this Assignment Agreement constitutes a legal, valid and binding obligation of the Assignor enforceable in accordance with its terms;

(c)

all governmental or regulatory consents, authorizations and approvals, if any, required for the due execution, delivery and performance by the Assignor of this Assignment Agreement have been obtained and remain in full force and effect, all conditions thereof having been duly compiled with and no action by, and no notice to or filing with, any Authorized Authority is required for such execution, delivery or performance which has not been taken or completed; and

(d)	the Assignor is the legal and beneficial owner of the interests assigned and has created no adverse interest therein.

7.	Representations and Warranties of Assignee. The Assignee represents and warrants as follows:

(a)	the Assignee has all necessary power and authority to enter into this Assignment Agreement and to perform its obligations under this Assignment Agreement and under the Assigned Commitment;

(b)

this Assignment Agreement has been duly authorized by all necessary action on the part of the Assignee and this Assignment Agreement constitutes a legal, valid and binding obligation of the Assignee enforceable in accordance with its terms;

(c)

all governmental or regulatory consents, authorizations and approvals, if any, required for the due execution, delivery and performance by the Assignee of this Assignment Agreement and the Assigned Commitment have been obtained and remain in full force and effect, all conditions thereof having been duly compiled with and no action by, and no notice to or filing with, any Authorized Authority is required for such execution, delivery or performance which has not been taken or completed; and

(d)	the Assignee is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

8.

No Representations. Except as otherwise expressly provided in this Assignment Agreement, the Assignee confirms that this Assignment Agreement is entered into by it without any representations or warranties by the Assignor on any matter whatsoever including, without limitation, the effectiveness of the Credit Agreement or any other Document or any of the terms, representations, warranties, covenants and conditions in any such Document or the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or the performance of observance by the Borrower of its obligations under any of the Documents. The Assignee confirms that it has received a copy of the Documents and has relied solely on its own investigations and analysis in connection with all such matters and all other matters incidental to this Assignment Agreement and the transactions contemplated in the Documents and in this Assignment Agreement. The Assignee confirms that it has not in any way relied upon, and will not hereafter rely upon, the Assignor or the Agent in respect of any such matters.

9.	Loan Document. Each of the parties hereto acknowledges and agrees that the Assignment Agreement is a Document for purposes of the Credit Agreement.

10.

Costs and Expenses. Each of the Assignor and the Assignee shall be responsible for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Assignment Agreement.

11.

Amendments and Waivers. Any amendment or modification or waiver of any right under any provision of this Assignment Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated in such waiver. No failure or delay by any party in exercising any right, power or privilege under this Assignment Agreement shall operate as a waiver of such right, power or privilege and any waiver of any breach of the provisions of this Assignment Agreement shall be without prejudice to any rights with respect to any other or further breach.

12.

Notices. All notices under this Assignment Agreement shall be given and received as provided in Section 22.1 of the Credit Agreement provided that for the purpose of such section the address and facsimile number of the Assignee will be as follows:

Name of Assignee:	•
Address of Assignee:	•

Attention:	•
Facsimile:	•

13.

Further Assurances. The Assignee and the Assignor shall at all times hereafter execute and deliver, upon request, all such further documents and instruments, and shall do and perform all such acts, as may reasonably be necessary to give full effect to the intent and meaning of this Assignment Agreement.

14.

Survival of Representations, Warranties and Covenants. All agreements, representations, warranties, indemnities and covenants made by the Assignor or the Assignee in this Assignment Agreement or in any certificate or document delivered by or on behalf of the Assignor or the Assignee pursuant to the provisions of this Assignment Agreement shall be considered to have been relied upon by the recipient thereof notwithstanding any investigation made at any time by or on behalf of such recipient and shall survive the execution and delivery of this Assignment Agreement and continue in full force and effect without termination.

15.	Time of the Essence. Time shall be of the essence in the Assignment Agreement.

16.

Governing Law. This Assignment Agreement and all certificates and other documents delivered in connection with this Assignment Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in such Province.

17.	Successors. This Assignment Agreement shall be binding upon the parties to this Assignment Agreement and their respective successors and permitted assigns.

18.

Counterparts and Facsimile. This Assignment Agreement may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Assignment Agreement. Delivery of an executed signature page to this Assignment Agreement by any party to this Assignment Agreement by facsimile transmission shall be as effective as delivery of a manually executed copy of this Assignment Agreement by such party.

IN WITNESS OF WHICH each of the Assignor and the Assignee has duly executed this Assignment Agreement as of the date indicated on the first page of this Assignment Agreement.

[Name of Assignor]		[Name of Assignee]

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

[Each of the Borrower, the Agent[, the Issuing Lender and the Swingline Lender] hereby acknowledges the above Assignment Agreement and consents to the Assignee becoming a Credit Lender under the Credit Agreement to the extent of the Assigned Commitment.]

HARVEST OPERATIONS CORP.		CANADIAN IMPERIAL BANK OF
COMMERCE, in its capacities as Agent[,
Swingline Lender and Issuing Lender]

By:		By:
	Name:	Name:
	Title:	Title:

By:		By:
	Name:	Name:
	Title:	Title:

SCHEDULE N
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

[INTENTIONALLY DELETED]

SCHEDULE O
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

EXISTING SECURITY

TO:	Canadian Imperial Bank of Commerce, as Agent

RE:

Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp. (the "Borrower"), Canadian Imperial Bank of Commerce as agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement").

Borrower

1.	Debenture dated February 3, 2006 in the principal amount of $1,500,000,000 as supplemented by a supplemental debenture dated as of October 19, 2006, increasing the principal amount to $2,500,000,000.

2.	Debenture Pledge Agreement dated February 3, 2006.

3.	Guarantee dated February 3, 2006.

4.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

Korea National Oil Corporation

5.	Restated Affiliate Subordination Agreement dated April 22, 2015.

6.	Guarantee dated April 22, 2015 as amended by an amendment dated February 24, 2017.

Breeze Resources Partnership

7.	Affiliate Guarantee and Subordination Agreement dated February 3, 2006.

8.	Debenture dated February 3, 2006 in the principal amount of $1,500,000,000 as supplemented by a supplemental debenture dated as of October 19, 2006, increasing the principal amount to $2,500,000,000.

9.	Debenture Pledge Agreement dated February 3, 2006.

10.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

Hay River Partnership

11.	Affiliate Guarantee and Subordination Agreement dated February 3, 2006.

12.	Debenture dated February 3, 2006 in the principal amount of $1,500,000,000 as supplemented by a supplemental debenture dated as of October 19, 2006, increasing the principal amount to $2,500,000,000.

13.	Debenture Pledge Agreement dated February 3, 2006.

14.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

Harvest Breeze Trust No. 1

15.	Affiliate Guarantee and Subordination Agreement dated February 3, 2006.

16.	Debenture dated February 3, 2006 in the principal amount of $1,500,000,000 as supplemented by a supplemental debenture dated as of October 19, 2006, increasing the principal amount to $2,500,000,000.

17.	Debenture Pledge Agreement dated February 3, 2006.

18.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

Harvest Breeze Trust No. 2

19.	Affiliate Guarantee and Subordination Agreement dated February 3, 2006.

20.	Debenture dated February 3, 2006 in the principal amount of $1,500,000,000 as supplemented by a supplemental debenture dated as of October 19, 2006, increasing the principal amount to $2,500,000,000.

21.	Debenture Pledge Agreement dated February 3, 2006.

22.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

1496965 Alberta Ltd.

23.	Affiliate Guarantee and Subordination Agreement dated April 30, 2010.

24.	Debenture dated April 30, 2010, in the principal amount of $2,500,000,000.

25.	Debenture Pledge Agreement dated April 30, 2010.

26.	Master Amendment and Confirmation of Existing Security dated April 22, 2015.

SCHEDULE P
TO THE HARVEST OPERATIONS CORP. THIRD AMENDED AND RESTATED
CREDIT AGREEMENT DATED FEBRUARY 24, 2017

FORM OF MONTHLY REPORT REGARDING SECURED OBLIGATIONS

TO:	Canadian Imperial Bank of Commerce, as Agent

AND TO:	The Lenders

RE:

Third Amended and Restated Credit Agreement dated as of February 24, 2017 among Harvest Operations Corp. (the "Borrower"), Canadian Imperial Bank of Commerce as administrative agent (the "Agent") and those financial institutions who are lenders thereunder (collectively, the "Lenders") (such Third Amended and Restated Credit Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time, being herein referred to as the "Credit Agreement").

This Monthly Report is delivered pursuant to Section 14.3(n) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert name of office] of Harvest Operations Corp. (the "Borrower") and hereby certify in such capacity for and on behalf of the Borrower and without incurring any personal liability, after making due inquiry:

(a)	This Monthly Report applies to the calendar month ending ____________________ , 20__ (the "Calculation Date").

(b)	As at the Calculation Date,

(i)

the Harvest Parties’ aggregate net mark to market liabilities under all of their Lender Hedge Agreements (measured as their aggregate “out of the money” positions minus their aggregate “in the money” positions under such agreements) was _____________________,

(ii)	the Cash Management Obligations were __________________; and

(iii)	the Aggregate Principal Amount was ______________________.

Capitalized words and phrases used herein but not otherwise defined herein have the meanings attributed to them in the Credit Agreement.

Dated at Calgary, Alberta, on ______________________, 20___.

HARVEST OPERATIONS CORP.

By:
Name:
Title: